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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-59655

                            PCA INTERNATIONAL, INC.
                          815 MATTHEWS-MINT HILL ROAD
                         MATTHEWS, NORTH CAROLINA 28105

                           PROXY STATEMENT/PROSPECTUS
                                      FOR
                        SPECIAL MEETING OF SHAREHOLDERS
                                 TO BE HELD ON
                                AUGUST 17, 1998

    This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $.20 per share, of PCA International, Inc., a North Carolina corporation (the "Company" or "PCA"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the special meeting of shareholders, and at any adjournment or postponement thereof
(the "Special Meeting"), to be held at 10:00 a.m. at the Company's principal executive offices, located at 815 Matthews-Mint Hill Road, Matthews, North
Carolina, on August 17, 1998.

    The Special Meeting has been called to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 20, 1998
(the "Merger Agreement"), by and between the Company and Jupiter Acquisition
Corp. ("Mergerco"), a subsidiary of Jupiter Partners II L.P. ("Jupiter").

    As a result of the Merger, Mergerco and Jupiter, a private investment firm organized to invest in management buyouts, industry consolidations and growth capital opportunities, will own between approximately 77% and 88% of the shares of the Surviving Corporation Common Stock expected to be outstanding after consummation of the Merger.

    SHAREHOLDERS ARE URGED TO READ THE INFORMATION SET FORTH UNDER "RISK
FACTORS" ON PAGES 17 TO 22 OF THIS PROXY STATEMENT/PROSPECTUS.

    The Merger Agreement provides, among other things, for the merger of Mergerco with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each share (a "Share") of the common stock of PCA ("PCA Common Stock") issued and outstanding immediately prior to the effective time of the Merger
(the "Effective Time") (other than (i) Shares held by the Company as treasury stock or owned by Mergerco, which Shares shall be canceled and (ii) Shares as to which appraisal rights have been exercised) will, at the election of the holder thereof (a "Continuing Share Election") and subject to the terms described herein, either (a) be converted into the right to receive $26.50 in cash ("Cash
Merger Consideration"), or (b) remain outstanding as one fully paid and nonassessable share of common stock of the Surviving Corporation following the Merger (a "Continuing Share," and together with the Cash Merger Consideration, the "Merger Consideration"). Because by the terms of the Merger Agreement the number of Shares of PCA Common Stock to be retained by existing shareholders must be no less than 271,698 Shares nor more than 358,490 Shares (excluding certain Shares to be retained by management), the right to receive $26.50 in cash or retain PCA Common Stock is subject to proration as set forth in the Merger Agreement and described in this Proxy Statement/Prospectus. See "THE
MERGER--Merger Consideration."

    If holders elect in the aggregate to retain Continuing Shares in excess of
358,490 Shares (the "Maximum Continuing Number"), then the number of Continuing
Shares to be owned by such holders will be prorated based on the number of
Continuing Shares each holder elected to retain (with fractional shares rounded down to the next whole number) so that only the Maximum Continuing Number of
Shares will remain as Continuing Shares. With respect to Shares as to which
Continuing Share Elections are made but with respect to which no Continuing
Shares will be issued by reason of the preceding sentence, such Continuing Share
Elections will be deemed to be revoked and such Shares will be converted into the right to receive the Cash Merger Consideration.
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    If holders elect in the aggregate to retain less than 271,698 Shares (the
"Minimum Continuing Number"), then (i) each shareholder of PCA that made a
Continuing Share election will retain the number of Continuing Shares set forth in such election and (ii) each holder (whether or not such holder made a
Continuing Share Election) will receive a prorated (based on the total number of
Shares owned by such shareholder as to which a Continuing Share Election has not been made) number of Continuing Shares (with fractional shares rounded up to the next whole number) so that the Minimum Continuing Number will remain outstanding as Continuing Shares. With respect to Shares as to which no Continuing Share
Election was made but which will remain outstanding as Continuing Shares by reason of the preceding sentence, such a Continuing Share Election shall be deemed to have been made.

    THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE
NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR
ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Shareholders of PCA who elect to retain Continuing Shares should note that, immediately following the Merger, Jupiter will own, directly or indirectly, between approximately 77% and 88% of the outstanding common stock of the Surviving Corporation ("Surviving Corporation Common Stock"). Jupiter is a New
York-based investment firm organized to invest in buyouts and growth capital opportunities. Also, the Company will incur substantial indebtedness in connection with the Merger and will have substantially more indebtedness than it has had historically.

    The Company has filed a registration statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Surviving Corporation Common Stock which may be retained pursuant to the Merger. This Proxy Statement/Prospectus also constitutes a prospectus of the Company with respect to such Shares.

    This Proxy Statement/Prospectus does not cover any resales of shares of the Surviving Corporation to be received by the shareholders of the Surviving
Corporation upon consummation of the Merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.

    Approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding Shares of PCA Common Stock held by shareholders of record on July 13, 1998.

    PCA Common Stock is listed for trading on the Nasdaq National Market System
("NASDAQ") under the symbol "PCAI". On April 20, 1998, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of PCA Common Stock on NASDAQ was $21.50 per share. If the Merger is approved, there will be a substantial decrease in the number of outstanding shares of the Surviving Corporation that are publicly traded, and the volume of shares of the Surviving Corporation traded following the Merger will be substantially smaller than the trading volume of PCA Common Stock prior to the Merger. Furthermore, the National Association of Securities Dealers ("NASD") has advised the Company that as a result of the Merger the Surviving Corporation
Common Stock may no longer meet the listing requirements of the NASDAQ and, should the Shares be de-listed by the NASD, shareholders are likely to experience difficulty trading Continuing Shares or obtaining prices that reflect the value thereof. See "RISK FACTORS--Delisting and Loss of Liquidity."

    This Proxy Statement/Prospectus, the accompanying form of proxy and, under separate cover, the Continuing Share Election are first being mailed to the Company's shareholders on or about July 27, 1998. The Continuing Share Election contains instructions on how shareholders can convert their Shares of PCA Common
Stock into cash, retain such Shares as shares of the Surviving Corporation or both. In order to make a valid election to retain all or some of a shareholder's
Shares of PCA Common Stock as Continuing Shares, a shareholder must return a properly completed Continuing Share Election to the Company, by 5:00 p.m., New
York City time, on the last business day preceding the date of the Special
Meeting (the "Election Date"). See "THE MERGER--Stock Election Procedures."

         The date of this Proxy Statement/Prospectus is July 24, 1998.
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                               TABLE OF CONTENTS

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AVAILABLE INFORMATION......................................................................................           1

SUMMARY AND SPECIAL FACTORS................................................................................           2
  The Company..............................................................................................           2
  Mergerco.................................................................................................           2
  The Special Meeting......................................................................................           3
  The Merger...............................................................................................           3
  Merger Financing.........................................................................................           8
  Appraisal Rights of Dissenting Shareholders..............................................................           8
  Interests of Certain Persons In the Merger...............................................................           9
  NASDAQ Listing...........................................................................................          10
  Material Federal Income Tax Consequences.................................................................          10
  Summary Risk Factors.....................................................................................          11
  Summary Historical Consolidated Financial and Operating Data.............................................          12
  Summary Unaudited Pro Forma Condensed Consolidated Financial and Operating Data..........................          14
  Price of the PCA Common Stock............................................................................          16

RISK FACTORS...............................................................................................          17
  Cautionary Statement Concerning Forward-Looking Statements...............................................          17
  Control By Jupiter.......................................................................................          17
  Delisting, Loss of Liquidity.............................................................................          18
  Potential Deregistration Under the Exchange Act..........................................................          18
  Restrictions on Additional Indebtedness; Maintenance of Ratios...........................................          18
  Substantial Indebtedness.................................................................................          18
  Ability to Service Indebtedness..........................................................................          19
  Substantial Leverage.....................................................................................          19
  Potential Dilution of Company Shareholders...............................................................          19
  Taxation of Shareholders Receiving Cash--Possible Dividend Treatment.....................................          20
  Certain Proration Risks..................................................................................          20
  Authorization of Preferred Stock.........................................................................          20
  Risk of Loss of Kmart and Wal-Mart Licenses..............................................................          20
  Same-Studio Sales Pressures..............................................................................          21
  Management of Growth.....................................................................................          21
  Funding of Growth........................................................................................          21
  Dependence on Key Personnel..............................................................................          22
  Seasonality..............................................................................................          22
  Competition..............................................................................................          22
  Litigation...............................................................................................          22

THE SPECIAL MEETING........................................................................................          23
  Time and Place of Meeting; Matter to Be Considered.......................................................          23
  Proxy Solicitation.......................................................................................          23
  Record Date and Quorum Requirement.......................................................................          23
  Voting Procedures........................................................................................          23
  Voting and Revocation of Proxies.........................................................................          24
  Stock Election...........................................................................................          24
  Effective Time...........................................................................................          24
  Rights of Dissenting Shareholders........................................................................          24

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THE MERGER.................................................................................................          25
  Background of the Merger.................................................................................          25
  Litigation...............................................................................................          28
  Recommendation of the Board of Directors; Reasons for the Merger.........................................          28
  Opinion of Financial Advisor.............................................................................          32
  Certain Estimates of Future Operations...................................................................          36
  Merger Consideration.....................................................................................          37
  Stock Election...........................................................................................          37
  Stock Election Procedure.................................................................................          38
  Effective Time of the Merger.............................................................................          38
  Conversion/Retention of Shares; Procedures for Exchange of Certificates..................................          38
  Conduct of Business Pending the Merger...................................................................          39
  Conditions to the Consummation of the Merger.............................................................          40
  Federal Income Tax Consequences..........................................................................          40
  Accounting Treatment.....................................................................................          44
  Effect on Stock Options and Employee Benefit Matters.....................................................          44
  Interests of Certain Persons in the Merger...............................................................          44
  Investors' Agreement.....................................................................................          45
  NASDAQ Listing...........................................................................................          46
  Resale of PCA Common Stock Following the Merger..........................................................          46
  Merger Financing.........................................................................................          46
  Conversion of Mergerco Stock.............................................................................          47

CERTAIN PROVISIONS OF THE MERGER AGREEMENT.................................................................          48
  The Merger...............................................................................................          48
  Proration of Continuing Shares...........................................................................          48
  The Surviving Corporation................................................................................          48
  Representations and Warranties...........................................................................          49
  Certain Pre-Closing Covenants............................................................................          49
  No Solicitation of Transactions..........................................................................          50
  Indemnification and Insurance............................................................................          50
  Employee Benefit Plans...................................................................................          51
  Financing................................................................................................          51
  NASDAQ Listing...........................................................................................          51
  Cooperation and Reasonable Best Efforts..................................................................          51
  Conditions to the Consummation of the Merger.............................................................          51
  Termination..............................................................................................          52
  Fees and Expenses........................................................................................          53
  Amendment and Modification...............................................................................          54

                                       ii
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THE COMPANY................................................................................................          55
  Overview.................................................................................................          55
  Distribution Channels....................................................................................          57
  Sales and Marketing......................................................................................          58
  Research and Development.................................................................................          59
  Manufacturing and Facilities.............................................................................          59
  Raw Materials and Suppliers..............................................................................          59
  Competition..............................................................................................          59
  Market Coverage..........................................................................................          60
  Seasonality..............................................................................................          60
  Governmental Regulations.................................................................................          60
  Employees................................................................................................          61
  Intellectual Property....................................................................................          61
  Legal Proceedings........................................................................................          61
  Recent Developments......................................................................................          61

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA..............................................          62

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA..................................................          64

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER DATA..............................          65

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income and Other Data....................          67

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET...................................................          68

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet..........................................          69

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................          71
  Operations...............................................................................................          71
  Liquidity and Capital Resources..........................................................................          73
  Year 2000 Issues.........................................................................................          75
  Inflation................................................................................................          75
  Comprehensive Income.....................................................................................          76
  Segments of an Enterprise and Related Information........................................................          76

DESCRIPTION OF COMPANY CAPITAL STOCK.......................................................................          77
  General..................................................................................................          77
  Common Stock.............................................................................................          77
  Senior Preferred Stock...................................................................................          77
  Certain Provisions of North Carolina Corporation Law.....................................................          78
  Exchange Agent and Registrar.............................................................................          79
  Capital Stock of the Company Following the Merger........................................................          79

MANAGEMENT AND BOARD OF DIRECTORS OF THE COMPANY...........................................................          80
  Management...............................................................................................          80
  Board of Directors.......................................................................................          81

EXECUTIVE COMPENSATION.....................................................................................          82

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS...............................................................          84

                                      iii
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STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS........................................................          85
  Employment and Severance Arrangements....................................................................          86
  Compensation of Directors................................................................................          87
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE....................................................          87
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................................................          87

MANAGEMENT FOLLOWING THE MERGER............................................................................          88
  Board of Directors.......................................................................................          88
  Officers.................................................................................................          89

REGULATORY CONSIDERATIONS..................................................................................          89
  Antitrust................................................................................................          89

MERGERCO AND JUPITER.......................................................................................          89
  Equity Sponsor...........................................................................................          89

DISSENTING SHAREHOLDERS' RIGHTS............................................................................          90

EXPERTS....................................................................................................          92

LEGAL MATTERS..............................................................................................          92

Annex A    Agreement and Plan of Merger
Annex B    Opinion of Needham & Company, Inc.
Annex C    Article 13 of the North Carolina Business Corporations Act

                             AVAILABLE INFORMATION

    PCA has filed with the Securities and Exchange Commission (the "Commission") the Registration Statement pursuant to the Securities Act, and the rules and regulations promulgated thereunder. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

    PCA is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth St., N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth St., N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the Commission. The Registration Statement has been so filed and may be obtained at such site.

    The shares of PCA Common Stock are included for quotation on NASDAQ, and such reports are available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES COVERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          SUMMARY AND SPECIAL FACTORS

    The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement/Prospectus. Unless the context otherwise requires, all references to the "Company" or "PCA" prior to the Effective Time refer to PCA International, Inc., its predecessors and subsidiaries, and after the Effective Time, to the Surviving Corporation. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement/ Prospectus, the Appendices hereto and the documents incorporated by reference or otherwise referred to herein. Shareholders are urged to review this entire Proxy Statement/Prospectus carefully, including the Appendices hereto and such other documents.

THE COMPANY

    PCA is a holding company engaged through its subsidiaries in the sale and processing of professional color portraits of children, adults and families. As of May 3, 1998, the Company operated 2,034 permanent portrait studios within Kmart and Wal-Mart stores and supercenters in the United States, Canada, Mexico, Puerto Rico, and South America. The Company also operates an extensive traveling studio business providing portrait photography services in approximately 1,400 additional retail locations and to church congregations and other institutions.

    The Company's principal executive offices are located at 815 Matthews-Mint Hill Road, Matthews, North Carolina 28105, and the Company's telephone number is
(704) 847-8011.

MERGERCO

    Mergerco was incorporated on April 17, 1998 and has not to date carried on any activities other than those incident to its formation and the transactions contemplated by the Merger Agreement. All of the outstanding capital stock of Mergerco is owned by Jupiter.

THE EFFECT OF THE TRANSACTION

    As a result of the Merger, Mergerco and Jupiter, a private investment firm organized to invest in management buyouts, industry consolidations and growth capital opportunities, will own between approximately 77% and 88% of the shares of the Surviving Corporation Common Stock expected to be outstanding after consummation of the Merger.

THE SPECIAL MEETING

TIME AND PLACE OF MEETING; MATTER TO BE CONSIDERED

    The Special Meeting will be held at the Company's principal executive offices located at 815 Matthews-Mint Hill Road, Matthews, North Carolina, on August 17, 1998, starting at 10:00 a.m., New York City time. At the Special Meeting, holders of PCA Common Stock will be asked to approve and adopt the Merger Agreement.

RECORD DATE AND QUORUM REQUIREMENT

    The PCA Common Stock is the only outstanding voting security of the Company. The Board has fixed the close of business on July 13, 1998 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or adjournments thereof. Each holder of record of PCA Common Stock at the close of business on the Record Date is entitled to one vote for each Share then held on each matter submitted to a vote of shareholders. At the close of business on the Record Date, there were 7,947,879 Shares of PCA Common Stock issued and outstanding held of record by 951 holders.

    The holders of a majority of the outstanding Shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Proxies with instructions to abstain are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

VOTING PROCEDURES

    Approval of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding Shares of PCA Common Stock present in person or represented by proxy and entitled to vote at the Special Meeting. A failure to vote or an abstention will have the same legal effect as a vote cast against approval. Brokers and, in many cases, nominees will not have discretionary power to vote on the Merger proposal to be presented at the Special Meeting. Accordingly, beneficial owners of Shares should instruct their brokers or nominees how to vote. A broker non-vote will have the same effect as a vote against the Merger. Shareholders may vote by proxy by completing and signing the Proxy included with this Proxy Statement/Prospectus and returning it to Wachovia Bank, N.A., as Exchange Agent, (the "Exchange Agent") in the envelope provided. A Proxy may be revoked at any time prior to the Special Meeting by submitting a properly executed Proxy with a later date to the Exchange Agent or the Company's secretary prior to the Special Meeting or by attending and voting at the Special Meeting.

    Under North Carolina law, holders of PCA Common Stock who do not vote in favor of the Merger Agreement and who comply with certain notice requirements and other procedures will have the right to dissent and to be paid cash for the "fair value" of their Shares as finally determined under such procedures, which may be more or less than the consideration to be received by other shareholders under the terms of the Merger Agreement. Failure to follow such procedures precisely may result in loss of Dissenters' Rights (defined below). See "DISSENTING SHAREHOLDERS' RIGHTS."

    Record holders of Shares of PCA Common Stock will be entitled to make an unconditional election to retain shares of Surviving Corporation Common Stock (subject to proration and the receipt of cash in certain events described herein) on or prior to the Election Date (as defined herein) on the form of Continuing Share Election being sent to all record holders of PCA Common Stock at the same time as this Proxy Statement/Prospectus but under separate cover. Shareholders electing to retain shares of Surviving Corporation Common Stock should carefully follow the instructions on the Continuing Share Election form and will need to return their certificates which represent Shares of PCA Common Stock to the Company for cancellation with the Continuing Share Election. Shareholders who do not return a Continuing Share Election or who do not properly complete a Continuing Share Election will be deemed to have elected to receive the Cash Merger Consideration. See "--The Merger--STOCK ELECTION."

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

    As of July 1, 1998, directors and executive officers of the Company and their affiliates as a group beneficially owned an aggregate of 3,408,148 Shares of PCA Common Stock (approximately 42.9% of the PCA Common Stock eligible to vote at the Special Meeting). While the directors and executive officers of the Company have indicated that they intend to vote their Shares of PCA Common Stock in favor of the approval and adoption of the Merger Agreement, none of such persons have a contractual obligation to do so.

    Any management option which Jupiter allows to remain outstanding will not be subject to proration. See "THE MERGER--Interests of Certain Persons in the Merger." The directors and executive officers otherwise will be subject to proration to the same extent as the other shareholders of the Company.

THE MERGER

RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    The Board believes that the Merger is in the best interests of the shareholders, has approved the Merger Agreement and the transactions contemplated thereby and has recommended that shareholders vote in favor of approval and adoption of the Merger Agreement. See "THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR TO THE COMPANY'S BOARD OF DIRECTORS

    Needham & Company, Inc. ("Needham"), the financial advisor to the Company, rendered its written opinion on April 20, 1998 (the "Needham Opinion") to the Board to the effect that, based upon and subject to certain assumptions and matters stated therein, as of the date of such opinion, the consideration to be received by holders of PCA Common Stock (other than Mergerco and its affiliates) pursuant to the Merger was fair to such holders from a financial point of view. The full text of the Needham Opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken, is attached as Annex B to this Proxy Statement/Prospectus and should be read carefully in its entirety. The Needham Opinion is directed only to the fairness, from a financial point of view, of the consideration to be received by the holders of PCA Common Stock (other than Mergerco and its affiliates) in the Merger, does not address any other aspect of the Merger, and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the Special Meeting or what election such shareholder should make with respect to the retention or conversion of such holder's Shares of PCA Common Stock. See "THE MERGER--Opinion of Financial Advisor" and Annex B.

ADVANTAGES AND DISADVANTAGES OF THE MERGER

    The Company believes that the principal advantage of the Merger to the shareholders is that they will have the opportunity to receive an attractive value in cash for their Shares of PCA Common Stock while being offered the opportunity to elect to have a continuing interest in the Company through the retention of shares of Surviving Corporation Common Stock (to the extent such retention is not otherwise limited by the terms of the Merger Agreement). See "RISK FACTORS--Certain Proration Risks," "THE MERGER--Background of the Merger" and "THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger."

    The Company believes that the principal detriments of the Merger to the shareholders are the inability of shareholders who elect Continuing Shares, but are subject to proration, to fully participate in any future profitability of the Company that may not be reflected in the Cash Merger Consideration; the potential delisting of, the potential deregistration of, and loss of liquidity for, the Surviving Corporation Common Stock to be retained by shareholders; for those shareholders who receive Continuing Shares, the substantial indebtedness to be incurred pursuant to the Merger Financing (as defined herein); the dilution following the Merger of the equity ownership percentage of the shareholders who receive the Continuing Shares due to, among other things, the issuance of options in the Surviving Corporation under the New Option Plans (as defined herein); the lack of a meaningful vote by minority shareholders after the Merger due to the amount of Surviving Corporation Common Stock to be held by Jupiter and its affiliates, and the negative book value of the shares of Surviving Corporation Common Stock to be retained by shareholders. See "RISK FACTORS."

EFFECTIVE TIME OF THE MERGER

    As soon as practicable after satisfaction or waiver of all conditions to the Merger, Mergerco will be merged with and into the Company, with the Company as the Surviving Corporation. The Merger will become effective at such time as the articles of merger are duly filed with the Secretary of State of the State of North Carolina or at such later time as is specified in the articles of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, immunities, powers and franchises of the Company and Mergerco, all as and to the extent provided under the North Carolina Business Corporation Act ("NCBCA").

MERGER CONSIDERATION

    At the Effective Time, subject to certain provisions as described herein with respect to Shares owned by Mergerco, Shares held in treasury, fractional Shares and Shares as to which appraisal rights have been exercised ("Appraisal Shares") and the effects of proration described herein, each share of PCA Common Stock (other than Continuing Shares (as defined below)), will be converted into the right to receive in cash following the Merger an amount equal to $26.50 and each Share of PCA Common Stock with respect to which an election to retain PCA Common Stock has been made and not revoked in accordance with the Merger Agreement will continue to represent one fully paid and non-assessable share of Surviving Corporation Common Stock.

    The Merger Agreement provides that shareholders of the Company must retain a minimum of 271,698 Shares of PCA Common Stock as Continuing Shares and may not elect to retain more than 358,490 shares of PCA Common Stock as Continuing Shares (excluding certain Shares to be retained by management). The aggregate amount of Cash Merger Consideration to be paid to Shareholders will be between $197,868,795 and $200,168,783, depending on the number of shareholders who elect to retain Shares of PCA Common Stock as Continuing Shares.

STOCK ELECTION

    Record holders of Shares of PCA Common Stock will be entitled to make an unconditional election to retain shares of Surviving Corporation Common Stock on or prior to the Election Date on the form of Continuing Share Election being sent to all record holders of PCA Common Stock at the same time as this Proxy Statement/Prospectus but under separate cover. If holders elect in the aggregate to retain Continuing Shares in excess of the Maximum Continuing Number, then the number of Continuing Shares to be owned by such holders will be prorated based on the number of Continuing Shares each holder elected to retain (with fractional shares rounded down to the next whole number) so that only the Maximum Continuing Number of Shares will remain as Continuing Shares. With respect to Shares as to which Continuing Share Elections are made but with respect to which no Continuing Shares will be issued by reason of the preceding sentence, such Continuing Share Elections will be deemed to be revoked and such Shares will be converted into the right to receive the Cash Merger Consideration.

    If holders elect in the aggregate to retain less than the Minimum Continuing Number, then (i) each holder that made a Continuing Share Election will retain the number of Continuing Shares set forth in such election and (ii) each holder (whether or not such holder made a Continuing Share Election) will receive a prorated (based on the total number of Shares owned by such shareholder as to which a Continuing Share Election has not been made) number of Continuing Shares (with fractional shares rounded up to the next whole number) so that the Minimum Continuing Number will remain outstanding as Continuing Shares. With respect to Shares as to which no Continuing Share Election was made but which will remain outstanding as Continuing Shares by reason of the preceding sentence, such a Continuing Share Election shall be deemed to have been made.

OPTIONS

    Except as provided below, immediately prior to the Effective Time, each option to acquire Shares of PCA Common Stock granted to employees and directors, whether vested or not (the "Options"), will be canceled and, in exchange therefor, as soon as practicable following the Effective Time, the holders of the Options will receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $26.50 over the exercise price of the Option multiplied by (y) the number of Shares of PCA Common Stock subject to such Option (the "Option Consideration"). Jupiter has agreed to allow certain members of management (the "Management Shareholders") who hold Options, including Mr. John Grosso, the Company's President and Chief Executive Officer, to elect not to have their Options canceled at the Effective Time and instead to have such Options become fully exercisable and vested at the Effective Time and be retained as options to purchase shares of Surviving Corporation Common Stock.

WARRANTS

    Immediately prior to the Effective Time, outstanding warrants ("Warrants") to acquire 150,000 Shares of PCA Common Stock at an average exercise price of $16.25 will be exchanged for an amount equal to the excess of the Cash Merger Consideration over the exercise price per share, multiplied by 150,000, and the Warrants shall then be cancelled.

NO SOLICITATION OF TRANSACTIONS

    The Merger Agreement provides that neither the Company nor any of its subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Mergerco, or any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). The Merger Agreement further provides that the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal: (x) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of the Company relating to any such transaction which the Board determines (based upon the advice of independent investment bankers for the Company) represents a superior transaction to the Merger for shareholders of the Company and (y) if the Board determines, only after receipt of advice from independent legal counsel, that the failure to provide such information or access or to engage in such discussions or negotiations could cause the Board to violate its fiduciary duties to the Company's shareholders under applicable law. The Merger Agreement further provides that the Company shall immediately (in any event within 24 hours) communicate to Mergerco the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--No Solicitation of Transactions." As of the date this Proxy/Registration Statement is first being mailed to shareholders the Company has not received any proposals from any third party relating to an Acquisition Proposal.

CERTAIN FEES AND EXPENSES

    Except as otherwise contemplated by the Merger Agreement, including the discussion below, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such cost or expense. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Fees and Expenses."

    The Merger Agreement provides that the Company will pay Mergerco an amount equal to $6 million and all reasonable out-of-pocket fees and expenses incurred by Mergerco in connection with the Merger ("Fees and Expenses") if: (i) the Company terminates the Merger Agreement to support a superior alternative acquisition proposal, (ii) Mergerco terminates the Merger Agreement as a result of the Board having withdrawn, failed to reaffirm or adversely modified its approval or recommendation of the Merger or having recommended an alternative acquisition proposal or having executed an agreement relating to an alternative acquisition proposal, (iii) Mergerco terminates the Merger Agreement as a result of the Merger having not been consummated by October 31, 1998 (the "Termination Date") and the Company has failed to use commercially reasonable efforts to cause the Merger to occur or (iv) either party terminates the Merger Agreement as a result of the Merger having not been consummated by the

Termination Date or by the failure to obtain the requisite shareholder vote, and an alternative acquisition proposal or an intention to make an alternative acquisition proposal shall have been made to the Company or publicly announced at the time of such termination and within one year of such termination the Company enters into an alternative acquisition proposal.

    The Merger Agreement further provides that the Company will pay Mergerco all Fees and Expenses if: (i) Mergerco terminates the Merger Agreement as a result of the Company having breached or failed to comply with any of its covenants, representations or warranties such that any of the conditions to closing is reasonably likely to be incapable of being satisfied by the Termination Date or
(ii) the Company terminates the Merger Agreement at a time after Mergerco has given notice to the Company that Mergerco is or would be entitled to terminate the Merger Agreement under (i) above.

    The Company will also pay to Mergerco an amount equal to $6 million if (a) the Merger Agreement is terminated by either party if the Merger is not consummated by the Termination Date, or because the requisite shareholder vote has not been obtained and (b) at the time of such termination, a person or group of persons has acquired beneficial ownership of more than 20% (or, in the case of Centennial Partners L.P., 35%) in the aggregate of the PCA Common Stock and if, within one year of such termination, the Company enters into any alternative acquisition proposal. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Fees and Expenses."

    Jupiter estimates that (i) Jupiter's reimbursable Fees and Expenses if the Merger is not consummated will be approximately $5 million, and (ii) the total cash costs that will be incurred if the Merger is consummated are estimated to be approximately $15 million.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    The respective obligations of the Company and Mergerco to consummate the Merger are subject to the satisfaction of a number of conditions, including: the Merger Agreement shall have been adopted by the shareholders of the Company; no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for consummation of the Merger and the transactions contemplated thereby shall have been obtained and shall be in effect at the Effective Time; and there shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger. The obligation of Mergerco to consummate the Merger is subject to satisfaction of certain additional conditions, including: the Company's representations and warranties set forth in the Merger Agreement (other than as to its capitalization and considered without regard to any materiality or material adverse effect qualification) shall be true and correct in all respects in each case when made and on the closing date as though made on and as of the closing date except at either time to the extent that the failure of such representations and warranties to be true and correct would not have or be reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole or on the consummation of the Merger transactions or the Company's ability to perform its obligations under the Merger Agreement in a timely manner; in addition, the representations and warranties of the Company as to its capitalization shall be true and correct in all material respects on and as of the date made and as of the closing date; the Company shall have performed or complied in all material respects with all obligations, agreements or covenants required by the Merger Agreement to be performed or complied with by it; since the date of the Merger Agreement, there shall have been no material adverse change in the business, assets, operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole; holders of not more than 10% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with North Carolina law; and all conditions to the availability of Jupiter's financing contemplated by the commitment letters it has obtained shall have been met and such financing shall be available or alternative financing shall be available. The obligation of the Company to consummate the Merger is also subject to the satisfaction of certain additional conditions, including: Mergerco's representations and warranties set forth in the Merger Agreement that are qualified as to materiality shall be true and Mergerco's representations and warranties set forth in the Merger Agreement that are not qualified as to materiality shall be true in all material respects, in either case, when made and on the closing date as though made on and as of the closing date and without giving effect to any knowledge qualifiers; and Mergerco shall have performed or complied with all obligations, agreements or covenants required by the Merger Agreement to be performed or complied with by it. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

AMENDMENT AND MODIFICATION

    Any provision of the Merger Agreement may be amended, modified or supplemented by the Company and Mergerco by written agreement, except that after the approval and adoption of the Merger Agreement by the shareholders of the Company, no such amendment, modification or supplement may reduce the amount or change the form of the consideration to be received in exchange for any shares of capital stock of the Company. In the event either or both of the parties amend or modify material conditions of the Merger Agreement, the Company will resolicit shareholder approval. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Amendment and Modification."

    Although the Board of Directors of the Company reserves the right to waive any conditions to the Merger without the approval of the Company's stockholders, the Company intends to solicit further approval of its stockholders in the event any such waiver would change the terms of the Merger in a way that would be materially adverse to such stockholders. The Company does not anticipate that a waiver of a material condition to the Merger will be required. In the event the Company or Mergerco decides to waive any conditions to the Merger without seeking shareholder approval, the shareholders may be subject to the risk that the closing of the transaction may be delayed or that, once closed, the transaction may be subject to legal challenge.

MERGER FINANCING

    In order to (i) fund the payment of the cash portion of the Merger Consideration and the Option Consideration, (ii) refinance certain outstanding indebtedness of the Company and (iii) pay the fees and expenses incurred in connection with the Merger, Mergerco has received commitments for the following (collectively, the "Merger Financing"): (a) an equity contribution from Jupiter in an amount of no less than $50.5 million and no more than $54.3 million (with the exact amount dependent upon the number of currently outstanding shares of PCA Common Stock which elect to remain outstanding following the Merger); (b) up to $150 million in senior debt financing pursuant to a new bank credit facility (the "New Credit Facility") led by NationsBank, N.A. ("NationsBank") and arranged by NationsBanc Montgomery Securities LLC ("NMS"); and (c) $100 million in senior subordinated debt ("Senior Subordinated Debt"), either through the sale of such Senior Subordinated Debt to third parties or the issuance of bridge loans from NationsBridge, L.L.C. ("NationsBridge") and The Chase Manhattan Bank ("Chase"). See "THE MERGER--Merger Financing."

APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

    Any shareholder of PCA who does not vote in favor of the proposal to approve the Merger Agreement and who complies strictly with the applicable provisions of
Article 13 of Chapter 55 of the North Carolina General Statutes ("Article 13") has the right to dissent and be paid cash for the "fair value" for such holder's Shares of Common Stock ("Dissenters' Rights"). The applicable provisions of
Article 13 are attached to this Proxy Statement/Prospectus as Annex C. To perfect Dissenters' Rights with respect to the Merger, a shareholder must follow the procedures set forth therein precisely. Such procedures are briefly summarized as follows:

    A holder of shares of Common Stock wishing to exercise Dissenters' Rights:
(a) must give to the Company, and the Company must actually receive before the vote on the Merger is taken, written notice of the holder's intent to demand payment for his shares if the Merger is consummated and (b) must not vote his shares in favor of the Merger. If the Merger Agreement is approved, the Company will mail a written dissenters' notice to all such shareholders. To preserve his Dissenters' Rights, a shareholder must demand payment and deposit his share certificates in accordance with the terms of the notice. A shareholder failing to do so will not be entitled to payment for his shares under Article 13 but will receive the Cash Merger Consideration. For further details of the above procedures, see "DISSENTING SHAREHOLDERS' RIGHTS" and Annex C.

    Shares of Common Stock held by persons properly exercising Dissenters' Rights (the "Dissenting Shares") will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due the holder of such Dissenting Shares pursuant to Article 13. If after the Effective Time any dissenting shareholder fails to perfect or loses such right to payment or appraisal under Article 13, each Share of Common Stock of such shareholder shall be treated as a Share that had been converted as of the Effective Time into the right to receive the Cash Merger Consideration.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain directors and executive officers of the Company may have interests, described herein, that present them with potential conflicts of interest in connection with the Merger. The Board is aware of the conflicts described below and considered them in addition to the other matters described under "THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger."

    John Grosso, the Company's President and Chief Executive Officer and a Director, has a provision in his employment agreement permitting him to terminate his employment and receive severance from the Company following a "change in control" as defined in such agreement. The Merger would constitute a "change in control" under Mr. Grosso's employment agreement. Mr. Grosso has indicated that he will terminate his employment agreement at the Effective Time and the Company will pay him the amount due in accordance with the terms and conditions of such agreement. Mr. Grosso and Jupiter have agreed that at the Effective Time the Surviving Corporation will enter into a new employment agreement with Mr. Grosso substantially identical to his current employment agreement with the Company except that it will not include a "change in control" provision and will provide for an increase in annual salary from $304,000 to $350,000.

    It is also expected that Bruce A. Fisher, the Company's Chief Financial Officer, and Eric H. Jeltrup, the Company's Executive Vice President and Chief Technical Officer, will enter into amendments to their existing employment agreements with the Company as of the Effective Time providing for base annual salary increases from $155,250 to $200,000 and from $220,000 to $250,000, respectively.

    Also, at the Effective Time, Jupiter has agreed that the Surviving Corporation will establish two new stock option plans (the "New Option Plans") under which shares of common stock equal to 12.5% of the outstanding shares immediately following the Effective Time will be reserved for issuance upon exercise of options to be granted to certain officers and employees, including Mr. Grosso, who will receive options for 2.5% of the outstanding shares, Mr. Fisher, who will receive options for 0.6% of the outstanding shares and Mr. Jeltrup, who will receive options for 1.0% of the outstanding shares. Of the options to be granted under the New Option Plans, 50% will vest over time and 50% will vest only if the Surviving Corporation meets certain performance goals. See "THE MERGER--Investors' Agreement."

    At the Effective Time, all outstanding Options (other than certain Options held by certain Management Shareholders who agree with Mergerco not to have such Options canceled) will be canceled and the holders thereof will receive the Option Consideration in lieu of the Merger Consideration, regardless of whether the Option would be exercisable at the Effective Time. The Directors of the Company, other than

Mr. Grosso, hold a total of 116,300 Options and would be entitled to receive $1,536,800 aggregate Option Consideration at the Effective Time upon cancellation of their Options. The Options held by such certain Management Shareholders of the Company that are not canceled at the Effective Time will be become fully exercisable and vested at the Effective Time and will be retained as options to purchase Surviving Corporation Common Stock. Holders of Options will not be subject to proration. As of July 1, 1998, approximately 1,490,700 Options were outstanding. The Company estimates that the aggregate amount of the Option Consideration, assuming all Options are canceled, will be approximately $21,193,987.

    As of May 3, 1998, John Grosso held 63,900 Shares of PCA Common Stock, Bruce
A. Fisher held 24,335 Shares of PCA Common Stock, Eric H. Jeltrup held 29,000 Shares of PCA Common Stock and other Management Shareholders held an aggregate of 2,954 Shares of PCA Common Stock. Also, as of May 3, 1998, the value of the Options held by John Grosso was $3,230,750, the value of the Options held by Bruce A. Fisher was $477,500, the value of the Options held by Eric H. Jeltrup was $2,090,000 and the aggregate value of the Options held by other Management Shareholders was $5,497,714.

    Pursuant to the Investors' Agreement (as defined herein), certain Management Shareholders are required to maintain equity in the Company following the Merger of at least $3.5 million but not more than $5.0 million (whether through the retention of Continuing Shares, valued at $26.50 per share, the retention of Options that the Management Shareholders elect not to have canceled at the Effective Time, valued at the amount of Option Consideration foregone by such election, or the purchase of shares of Surviving Corporation Common Stock immediately following the Effective Time at $26.50 per share).

    Pursuant to the Merger Agreement, the Company has agreed after the Effective Time to indemnify all present and former directors and officers of the Company with respect to all losses, claims, damages, liabilities, fees and expenses arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under North Carolina law and, subject to certain limitations, to maintain for a period of no less than six years the Company's existing directors' and officers' liability insurance policy or substitute policies of substantially similar coverage and amounts containing terms no less favorable to such directors and officers. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Indemnification and Insurance."

NASDAQ LISTING

    The Company has been informed by the National Association of Securities Dealers, Inc. ("NASD") that as a result of the Merger, the Company's Common Stock may no longer meet all of the requirements for continued listing on the NASDAQ National Market. In the event the Shares are de-listed from the NASDAQ National Market, they will trade only in the over-the-counter market. Although prices in respect of trades would be published by the NASD periodically in the "pink sheets," quotes for such Shares would not be readily available. As a result, it is anticipated that the Shares would trade much less frequently relative to the trading volume of PCA Common Stock prior to the Merger and shareholders may experience difficulty selling Shares or obtaining prices that reflect the value thereof.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    In general, holders of PCA Common Stock who receive cash in the Merger will be treated, with respect to the PCA Common Stock surrendered in return for such cash, as if (i) they sold a portion of such PCA Common Stock to Jupiter and (ii) the Company redeemed the remaining portion of such PCA Common Stock. Holders will recognize gain (or loss) with respect to the portion of the PCA Common Stock deemed to have been sold to Jupiter in an amount equal to the amount by which the amount received in the deemed sale exceeds (or is less than) the Holder's adjusted basis in the PCA Common Stock deemed sold. The treatment of the amount received in the portion of the transaction treated as a redemption for tax purposes with respect to a Holder will be treated either as a taxable exchange of the shares redeemed or as a taxable dividend distribution, depending on the particular situation of such

Holder. The Merger will not have any federal income tax consequences for shareholders who do not receive any cash in the Merger. See "THE MERGER--Federal Income Tax Consequences."

    EACH SHAREHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISOR CONCERNING THE FEDERAL (AND ANY STATE, LOCAL AND FOREIGN) TAX CONSEQUENCES OF THE MERGER.

SUMMARY RISK FACTORS

    Holders of PCA Common Stock should carefully consider the following factors, which are described in more detail beginning on page 17, relating to the retention of PCA Common Stock in connection with their consideration of the Merger. As a result of the Merger: (i) Jupiter will have control of the Company, including the ability to elect all of its directors, (ii) there will be a substantial decrease in the liquidity of the Surviving Corporation Common Stock in the event that the Shares no longer meet NASDAQ listing requirements, (iii) the shares of Surviving Corporation Common Stock may be subject to deregistration under the Exchange Act, and (iv) the terms of the Merger Financing are expected to subject the Company to significant operating and financial restrictions and to increase substantially the leverage of the Company. The future grant or sale by the Company of shares of Surviving Corporation Common Stock or options to purchase Surviving Corporation Common Stock to management will dilute the equity percentage ownership of Company shareholders and may result in a decrease in the Surviving Corporation Common Stock book value per share. The risk of proration, as described in greater detail herein, may subject holders of PCA Common Stock to dividend treatment for tax purposes with respect to cash received in the Merger. The effects of proration may also result in shareholders receiving consideration which is different from the consideration specified in their respective elections.

    In addition, the Company's business entails certain risks including those relating to (i) reliance on its business relationships with Wal-Mart and Kmart, which may be terminated or modified by Wal-Mart at any time or by Kmart on 180 days notice; (ii) uncertainty of generating sufficient cash flow or obtaining financing to fund the Company's future growth; (iii) intense competition; (iv) dependence on key personnel; and (v) general economic conditions and business downturns. See "RISK FACTORS" for a more detailed discussion of the above mentioned risk factors and for a description of other risk factors.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    The summary historical consolidated financial and operating data for and as of each of the fiscal years in the five-year period ended February 1, 1998 set forth below under the captions "Statement of Operating Data," "Other Data," "Balance Sheet Data" and "Per Share Data" have been derived from the Audited Consolidated Financial Statements of the Company. The summary historical consolidated financial and operating data set forth below for the quarters ended May 4, 1997 and May 3, 1998 have been derived from the Unaudited Consolidated Financial Statements of the Company and, in each case, include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results of operations for the quarter ended May 3, 1998 are not necessarily indicative of the results that may be expected for the entire year. The information presented below is qualified in its entirety by, and should be read in conjunction with, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                      FOR THE FISCAL YEAR ENDING
                                                       APPROXIMATELY JANUARY 31,                     QUARTER ENDED
                                       ---------------------------------------------------------  --------------------
                                                                                                   MAY 4,     MAY 3,
                                         1994        1995        1996       1997(1)      1998       1997       1998
                                       ---------  -----------  ---------  -----------  ---------  ---------  ---------

                                                                                                      (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATING DATA:
Sales................................  $ 149,150  $   144,881  $ 144,715  $   156,099  $ 242,899  $  58,692  $  54,662
General and administrative
  expenses(2)........................     20,594       22,936     23,782       31,676     38,070     10,632     10,428
Total costs and expenses.............    140,947      137,028    131,392      150,783    220,036     55,633     52,005
Interest expense (income)............         (5)         406        459          179      6,571      1,620      1,220
Income from continuing operations....      4,912        4,373      7,617        2,994(3)     8,735       643       778
Net income...........................  $   2,712  $     4,785  $   7,617  $     2,994(3) $   8,735 $     643 $     778

OTHER DATA:
Ratio of long-term debt (noncurrent
  portion) to total
  capitalization(4)..................     --          --          --             0.64       0.48       0.64       0.47
Depreciation.........................  $   5,159  $     7,136  $   8,490  $     9,498  $  13,543  $   3,286  $   3,241
Amortization.........................     --          --          --          --       $   1,910  $     456  $     507
Capital expenditures.................  $  21,875  $    14,698  $   6,309  $    13,424  $  12,086  $   3,363  $   1,785
Ratio of earnings to fixed
  charges(5).........................     --    (6)        19.3x      29.0x        29.7x       3.5x       1.9x       2.2x

BALANCE SHEET DATA (AT PERIOD END):
Working capital (deficit)............  $  (4,321) $    (6,697) $  (3,878) $   (18,472) $ (20,334) $ (20,200) $ (19,668)
Total assets.........................  $  56,751  $    59,557  $  59,884  $   146,661  $ 153,301  $ 151,308  $ 146,916
Long-term debt (noncurrent
  portion)...........................     --          --          --      $    58,680  $  42,064  $  63,228  $  41,105

PER SHARE DATA:
Income from continuing operations
  Basic..............................  $    0.61  $      0.54  $    1.00  $      0.40(3) $    1.12 $    0.08 $    0.10
  Diluted............................  $    0.58  $      0.52  $    0.96  $      0.38(3) $    1.07 $    0.08 $    0.09
Net income
  Basic..............................  $    0.34  $      0.59  $    1.00  $      0.40(3) $    1.12 $    0.08 $    0.10
  Diluted............................  $    0.32  $      0.57  $    0.96  $      0.38(3) $    1.07 $    0.08 $    0.09
Dividends per share..................  $    0.28  $      0.28  $    0.28  $      0.21  $    0.21         --  $    0.07
Book value per share(7)..............  $    3.56  $      3.93  $    3.96  $      4.29  $    5.45  $    4.43  $    5.46
Weighted average shares outstanding:
  Basic..............................      8,092        8,149      7,632        7,522      7,779      7,631      7,932
  Diluted............................      8,513        8,398      7,895        7,836      8,195      7,933      8,373

------------------------

(1) PCA's operating results for the fiscal year ended February 2, 1997, do not include operating results from ASI, as the acquisition was accounted for by the purchase method at the fiscal year-end; balance sheet data include the assets and liabilities of the combined companies.

(2) Includes amortization of intangibles. General and administrative expenses for fiscal year ended February 2, 1997, include non-recurring expenses of $6,000 for the closure of underperforming studios and redeployment of underutilized assets. General and administrative expenses for the quarter ended May 3, 1998, include expenses of $618 associated with the Merger.

(3) Net income and per share earnings include tax effected nonrecurring expenses of $3,600 or $0.46 per share associated with the closure of underperforming studios and redeployment of underutilized assets.

(4) Total capitalization is long-term debt and total shareholders' equity.

(5) For the purpose of computing this ratio, earnings consist of income from operations before income taxes plus fixed charges. Fixed charges consist of net interest expense and amortization of deferred financing costs.

(6) For the fiscal year ended 1994, fixed charges were less than zero because of net interest income of $5.

(7) Book value per share has been calculated by dividing total shareholders' equity by the number of diluted shares.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The unaudited summary consolidated pro forma financial data of the Company set forth below are based on historical consolidated financial statements of the Company as adjusted to give effect to the Merger, including the Merger Financing and the application of the proceeds thereof. The pro forma statements of operating data and other data for the fiscal year ended February 1, 1998 and quarter ended May 3, 1998 give effect to the Merger, including the Merger Financing and the application of the proceeds thereof, as if they had occurred as of February 3, 1997 and February 2, 1998, respectively. The pro forma balance sheet data give effect to the Merger, including the Merger Financing and the application of the proceeds thereof, as if they had occurred on May 3, 1998. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The pro forma financial data do not purport to represent what the Company's actual results of operations or actual financial position would have been if the Merger, including the Merger Financing and the application of the proceeds thereof, had occurred on such dates or to project what the Company's actual results of operations or actual financial position would have been if the Merger, including the Merger Financing and the application of the proceeds thereof, had occurred on such dates or to project the Company's results of operations or financial position for any future period or date. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA."

                                                                                             PRO FORMA
                                                                                  -------------------------------
                                                                                      FISCAL
                                                                                    YEAR ENDED
                                                                                    FEBRUARY 1,    QUARTER ENDED
                                                                                       1998         MAY 3, 1998
                                                                                  ---------------  --------------
                                                                                   (IN THOUSANDS, EXCEPT RATIOS
                                                                                        AND PER SHARE DATA)
STATEMENT OF OPERATING DATA:
Sales...........................................................................    $   242,899      $   54,662
General and administrative expenses(1)..........................................         38,070          10,428(2)
Total costs and expenses........................................................        220,036          52,005
Interest expense (income).......................................................         22,210           5,408
Loss from continuing operations.................................................           (648)         (1,735)
Net loss........................................................................    $      (648)     $   (1,735)

OTHER DATA:
Depreciation....................................................................    $    13,543      $    3,241
Amortization....................................................................    $     1,910      $      507
Ratio of earnings to fixed charges(5)...........................................            1.0x         --    (6)

PER SHARE DATA:
Net loss per share
  Basic.........................................................................    $     (0.22)     $    (0.73)
  Diluted.......................................................................    $     (0.22)     $    (0.73)
Dividends per share(3)..........................................................            -0-             -0-
Weighted average shares outstanding:
  Basic.........................................................................          2,387           2,387
  Diluted.......................................................................          2,426           2,426

                                                                                                      PRO FORMA
                                                                                                    --------------
                                                                                                    QUARTER ENDED
                                                                                                     MAY 3, 1998
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA AT PERIOD END:
Working capital (deficit).........................................................................   $    (14,550)
Total assets......................................................................................   $    152,682
Long-term debt....................................................................................   $    220,683
Book value per diluted share(4)...................................................................   $     (50.50)

------------------------

(1) Includes amortization of intangibles.

(2) Includes non-recurring expenses of $618 associated with the Merger.

(3) Covenants of the New Credit Facility restrict payment of dividends.

(4) Calculated as total stockholders' equity (deficit) divided by diluted shares outstanding.

(5) For purposes of computing this ratio, earnings consist of income from operations before income taxes plus fixed charges. Fixed charges consist of net interest expense and amortization of deferred financing costs.

(6) On a pro forma basis, earnings would not be sufficient to cover fixed charges by $2,751 for the quarter ended May 3, 1998.

PRICE OF THE PCA COMMON STOCK

    The PCA Common Stock is listed and traded on the NASDAQ National Market under the symbol "PCAI". The following table shows, for the periods indicated, the high and low sale prices of a share of the PCA Common Stock as reported on NASDAQ.

FISCAL YEAR ENDED
FEBRUARY 2, 1997                                                                                   HIGH        LOW
-----------------------------------------------------------------------------------------------  ---------  ---------
1st Quarter....................................................................................  $   14.13  $    9.00
2nd Quarter....................................................................................  $   17.75  $   13.00
3rd Quarter....................................................................................  $   19.00  $   15.50
4th Quarter....................................................................................  $   18.25  $   15.00

FISCAL YEAR ENDED
FEBRUARY 1, 1998                                                                                   HIGH        LOW
-----------------------------------------------------------------------------------------------  ---------  ---------
1st Quarter....................................................................................  $   17.25  $   14.62
2nd Quarter....................................................................................  $   23.25  $   15.50
3rd Quarter....................................................................................  $   25.50  $   21.00
4th Quarter....................................................................................  $   25.50  $   19.75

FISCAL YEAR ENDED
JANUARY 31, 1999                                                                                   HIGH        LOW
-----------------------------------------------------------------------------------------------  ---------  ---------
1st Quarter....................................................................................  $   26.00  $   20.00
2nd Quarter through July 21, 1998..............................................................  $   26.00  $   25.00

    On April 20, 1998, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of the PCA Common Stock on NASDAQ was $21.50 per share.

    On July 21, 1998, the most recent trading day for which sale prices were available prior to the mailing of the Proxy Statement/Prospectus, the closing price of the PCA Common Stock as reported on NASDAQ was $25.625 per share.

    Shareholders should obtain current market price quotations for the PCA Common Stock in connection with voting their shares and making Continuing Share Elections.

    The Company paid cash dividends of $0.07 per share in the first quarter of the fiscal year ending January 31, 1999, in each of the last three quarters of the fiscal year ended February 1, 1998 and in each of the first three quarters of the fiscal year ended February 2, 1997. On May 28, 1997, the Company's Board voted to reinstate payment of a quarterly dividend which was suspended on December 4, 1996 in anticipation of the financial requirements for the acquisition of American Studios, Inc. The credit agreement with NationsBank, N.A., as agent, allows the Company to pay dividends provided that the following restrictions are met: (a) immediately before and after making such payment, no default or event of default exists or would result from making the payment, (b) the Company, after giving effect to such payment, remains in compliance with the financial covenants and (c) the aggregate amount of such dividends paid in any fiscal year does not exceed 25% of consolidated excess cash flow for the prior year.

    The Company will be restricted from paying cash dividends on its Common Stock by covenants contained in the Merger Financing documentation. In the event the payment of dividends is not prevented in the future by such covenants, the decision whether to pay dividends on the Common Stock will be determined by the Board of Directors in light of the Company's earnings, cash flows, financial condition, business prospects and other relevant factors. Holders of Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock.

                                  RISK FACTORS

    In addition to the other information set forth herein, shareholders should carefully consider the following information in evaluating the Company and its business before voting on the Merger and making a Continuing Share Election.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    The information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the portrait photography industry in general and in the Company's specific market areas; changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's business; inflation; changes in costs of goods and services; economic conditions in general and in the Company's specific market areas; demographic changes; changes in or failure to comply with federal, state and/or local government regulations; liability and other claims asserted against the Company; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company after the Merger and the impact of increases in interest rates on such indebtedness; labor disturbances; changes in the Company's capital expenditure and studio expansion plans; termination of the Company's right to do business in Kmart or Wal-Mart stores on a permanent or traveling studio basis; decreases in the number of customers or lower average sales amounts; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, projections and plans. Such forward-looking statements speak solely as of the date hereof, and the Company disclaims any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

CONTROL BY JUPITER

    Following the Merger, between approximately 77% and 88% of the outstanding shares of PCA Common Stock will be held by Jupiter. As a result of its stock ownership, Jupiter will control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the holders of the PCA Common Stock, including adopting amendments to the Company's Restated Articles of Incorporation, as amended, and approving mergers or sales of all or substantially all of the Company's assets. The directors elected by Jupiter will have the authority to effect decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. While the Board of Directors of the Surviving Corporation will initially include four Directors who are currently Directors of PCA, such persons will constitute a minority of the Board, there is no agreement as to how long such persons will remain on the Board and such Directors may be removed by Jupiter at any time, with or without cause.

    The existence of a controlling stockholder of the Company is likely to have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Common Stock of the Company. A third party would be required to negotiate any such transaction with Jupiter and the interests of Jupiter may be different from the interests of the Company's other stockholders.

DELISTING, LOSS OF LIQUIDITY

    The Company has been informed by the NASD that as a result of the Merger the PCA Common Stock may no longer meet the listing requirements for the NASDAQ National Market. In addition, the volume of Shares traded is expected to decline substantially because of the significant ownership by Jupiter and the consequent reduced public float.

    Upon any delisting, the Shares would trade only in the over-the-counter market. Although prices in respect of trades would be published by the NASD periodically in the "pink sheets," quotes for such Shares would not be readily available. As a result, it is anticipated that the Shares would trade much less frequently relative to the trading volume of PCA Common Stock prior to the Merger and shareholders may experience difficulty selling Shares or obtaining prices that reflect the value thereof.

POTENTIAL DEREGISTRATION UNDER THE EXCHANGE ACT

    PCA Common Stock is currently registered under the Exchange Act. Registration could be terminated upon application by the Surviving Corporation to the Commission if the Surviving Corporation Common Stock is not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Surviving Corporation Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Surviving Corporation to holders of Surviving Corporation Common Stock and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, certain periodic reporting requirements and certain beneficial ownership reporting requirements, no longer applicable to the Surviving Corporation.

RESTRICTIONS ON ADDITIONAL INDEBTEDNESS; MAINTENANCE OF RATIOS

    In connection with consummating the transactions contemplated by the Merger Agreement, the Company and Mergerco will enter into the Merger Financing (described under "THE MERGER-- Merger Financing") to (i) fund payment of the cash portion of the Merger Consideration and the Option Consideration, (ii) refinance certain indebtedness of the Company, (iii) pay the fees and expenses incurred by the Company, Mergerco and Jupiter in connection with the Merger and the Merger Financing and (iv) provide for working capital requirements. Although the definitive terms of the Merger Financing have not been finalized as of the date of this Proxy Statement/Prospectus, the Company expects that such terms will include significant operating and financial restrictions, such as limits on the Company's ability to incur additional indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends. In addition, the New Credit Facility and the Senior Subordinated Debt are expected to require the Company to maintain certain debt-to-equity and other financial ratios. Failure by the Company to comply with such restrictions or to maintain such ratios could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "THE MERGER--Merger Financing."

SUBSTANTIAL INDEBTEDNESS

    After effecting the Merger Financing, the Company will be highly leveraged. On May 3, 1998, after giving pro forma effect to the Merger and the Merger Financing, the Company would have had total consolidated indebtedness of approximately $229.3 million (of which $100.0 million would have consisted of the Senior Subordinated Debt and the balance would have consisted of the New Credit Facility,

(including $4.3 million in letters of credit drawn thereunder)) and stockholders' deficit of approximately $122.5 million. Also, after giving pro forma effect to such transactions, the Company's earnings would have been insufficient to cover its fixed charges by approximately $2.7 million for the three months ended May 3, 1998. The Company and its subsidiaries will be permitted to incur substantial additional indebtedness in the future. In addition, as of May 3, 1998, on a pro forma adjusted basis giving effect to the Merger and the Merger Financing, approximately $20.7 million would have been available for additional borrowing under the New Credit Facility. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA."

ABILITY TO SERVICE INDEBTEDNESS

    The Company's ability to make scheduled payments of principal of, or to pay the interest or other costs and expenses (if any) on, or to refinance, its indebtedness (including the Senior Subordinated Debt), or to fund planned capital expenditures, research and development expenses and other obligations will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. The Company may need to refinance all or a portion of the principal of the Senior Subordinated Debt on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the New Credit Facility or otherwise in an amount sufficient to enable the Company to service its indebtedness, including the Senior Subordinated Debt, or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

SUBSTANTIAL LEVERAGE

    The degree to which the Company will be leveraged following the Offering could have important consequences to the Company, including, but not limited to:
(i) making it more difficult for the Company to satisfy its obligations with respect to the Senior Subordinated Debt, (ii) increasing the Company's vulnerability to general adverse economic and industry conditions, (iii) limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, research and development and other general corporate requirements, (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or other general corporate requirements, (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors. See "THE MERGER--Merger Financing."

POTENTIAL DILUTION OF COMPANY SHAREHOLDERS

    Concurrently with the consummation of the Merger, the Company will grant options to purchase additional shares of Surviving Corporation Common Stock in an amount up to 12.5% of the outstanding Shares immediately after the Effective Time to members of the Company's management and its other employees pursuant to the New Option Plans. Also, certain members of the Company's management will retain their existing Options, which upon consummation of the Merger will become fully vested and exercisable for shares of Surviving Corporation Common Stock. All options granted at the Effective Time will have an exercise price of $26.50 per share. The retention of currently outstanding Options to acquire PCA Common Stock and grants under the New Option Plans will dilute the equity ownership percentage of the Company's shareholders and Jupiter, and may result in a decrease of the book value of Surviving Corporation Common Stock per share. Certain members of management may purchase shares of Surviving Corporation Common Stock at the time of the Merger, which will also reduce the equity ownership percentage of Jupiter and the Company's stockholders. See "THE MERGER--Interests of Certain Persons in the Merger."

TAXATION OF SHAREHOLDERS RECEIVING CASH--POSSIBLE DIVIDEND TREATMENT

    A shareholder may make a Continuing Share Election and thereby elect to retain shares of PCA Common Stock in the Merger. However, if the number of Continuing Shares exceeds the Maximum Continuing Number, such electing shareholder may receive some cash for a portion of his or her PCA Common Stock as a result of the proration procedures described herein under "THE MERGER--Stock Election." All or a portion of any cash received by such a shareholder may be treated as a dividend (which is taxed at ordinary income rates) rather than as an amount realized on the sale or redemption of the shareholder's PCA Common Stock (which would generally be taxed at capital gain rates. See "THE MERGER--Federal Income Tax Consequences" for a more detailed discussion of the tax consequences of receiving cash. No such dividend treatment should generally be applicable in the case of a shareholder who exchanges all of his Shares for cash in the Merger or who retains shares of PCA Common Stock and receives no cash as a result of proration.

CERTAIN PRORATION RISKS

    The election of record holders of PCA Common Stock to retain Continuing Shares or to receive the Cash Merger Consideration pursuant to the Merger is subject to the proration procedures of the Merger Agreement. Accordingly, if the Merger is consummated, shareholders may not necessarily receive the type of consideration specified in their respective elections. If a shareholder's election to retain all of his shares of PCA Common Stock is prorated down and the shareholder receives cash in the Merger, such cash could be treated as a dividend paid to such shareholder. See "THE MERGER--Federal Income Tax Consequences--Shareholders Receiving Cash." If a shareholder's election to convert Shares of PCA Common Stock into the Cash Merger Consideration is prorated and the shareholder receives Surviving Company Common Stock instead, the shareholder will be subject to the risks associated with owning shares in the Surviving Company despite having elected the Cash Merger Consideration. See "THE MERGER--Stock Election."

AUTHORIZATION OF PREFERRED STOCK

    Under the Company's Restated Articles of Incorporation, as amended, following the Merger, the Board of Directors of the Company has the authority under the Company's Articles of Incorporation to issue shares of the Company's authorized preferred stock (the "Preferred Stock") in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock. The issuance of Preferred Stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of Surviving Corporation Common Stock. See "DESCRIPTION OF COMPANY CAPITAL STOCK--Undesignated Preferred Stock."

RISK OF LOSS OF KMART AND WAL-MART LICENSES

    Approximately 96% of the Company's revenues for the fiscal year ended February 1, 1998 were derived from sales at permanent and traveling studios located at Kmart and Wal-Mart stores. Such studios are operated under agreements with Kmart Corporation ("Kmart") and Wal-Mart Stores, Inc. ("Wal-Mart") that permit the Company to operate its studios in exchange for a commission payable by the Company based on a percentage of sales from the studio in each store. As of May 3, 1998, the Company operated studios in 910 domestic Kmart stores. The U.S. license agreement with Kmart expires May 9, 2001 and may be terminated by either party at any time before May 9, 2001 upon 180 days' notice. The Company's U.S. license agreement with Wal-Mart may be terminated by either party at any time without notice. The Company's license agreement with Wal-Mart for its Canadian stores expires on a store-by-store basis five years after a store opens and may be terminated by either party, on a store-by-store basis, if certain minimum sales results are not achieved. The loss of the license to do business in the U.S. Kmart stores, U.S. Wal-Mart stores or international Wal-Mart stores, the reduction or cancellation of a significant number of traveling studios or the closing of a significant number of Kmart or Wal-Mart stores, without replacement, could have a material adverse effect on the Company.

    In April 1998, Kmart notified the Company that it would close 75 studios in which PCA is currently operating and would allow alternative portrait studio operators to service such locations. While Kmart has stated that it plans no further terminations in 1998, there can be no assurance that Kmart will not close additional PCA studio locations in the future or that it will retain PCA as its primary supplier of portrait photography services indefinitely. Under the terms of the licensing agreement between Kmart and PCA, PCA is required to exit these 75 studios within six months of notification, or around November 1, 1998. Kmart will also pay to PCA a termination fee of approximately $500,000 representing PCA's unamortized investment in leasehold improvements made in these specific 75 studios. These 75 studios generated approximately $8.0 million in revenue (which represents 8.2% of all Kmart revenues for the period) and approximately $1.7 million in income from operations before income taxes in fiscal 1997. Any significant reduction in the number of Kmart stores in which the Company operates, without replacement, could have a material adverse effect on the Company.

SAME-STUDIO SALES PRESSURES

    Same-studio sales in the Company's Kmart studios have decreased by 15.1% between fiscal 1996 and fiscal 1997 and by 20.0% between the first quarter of fiscal 1997 and the first quarter of fiscal 1998. These decreases in Kmart same-studio sales have been offset by increases in same-studio sales in certain of PCA's other studios, resulting in a decrease of 1.0% in overall Company same-studio sales between fiscal 1996 and fiscal 1997 and an increase of 3.9% between the first quarter of fiscal 1997 and the first quarter of fiscal 1998. Declines in sales for certain of the Company's studios may continue in the future and are expected to continue at least into the second quarter of fiscal 1998. In addition, since the Company's retail hosts compete against each other in certain geographic markets, increases in sales from the opening of a new studio by the Company may be offset by decreases in same-studio sales for other PCA studios in the same geographic market. Significant future decreases in overall same-studio sales could have a material adverse effect on the Company.

MANAGEMENT OF GROWTH

    Any future growth of the Company will require the Company to manage its expanding domestic and international operations and to adapt its operational and financial systems to respond to changes in its business environment, while maintaining a competitive cost structure. The expansion of the Company's business has placed and will continue to place significant demands on the Company and its management to improve the Company's operational, financial and management systems, to develop further the management skills of the Company's managers and supervisors, and to continue to retain, train, motivate and effectively manage the Company's employees. The failure of the Company to manage any future growth effectively could have a material adverse effect on the Company.

FUNDING OF GROWTH

    Additionally, the Company's ability to maintain and increase its revenue base and to respond to shifts in customer demand and changes in industry trends will be partially dependent on its ability to generate sufficient cash flow or obtain sufficient capital for the purpose of, among other things, financing capital expenditures, infrastructure growth and acquisitions. There can be no assurances the Company will be able to generate sufficient cash flow or that financing will be available on acceptable terms (or permitted to be incurred under the terms of the Merger Financing and any future indebtedness) to fund the Company's future growth.

DEPENDENCE ON KEY PERSONNEL

    The Company's continued success depends, to a large extent, upon the efforts and abilities of key managerial employees, particularly the Company's senior management. See "Management and Board of Directors of the Company." While the Company has employment contracts with several members of senior management, including John Grosso, Bruce A. Fisher, Eric H. Jeltrup and J. Robert Wren, Jr., such contracts cannot assure the continued employment of such officers following the Merger. Competition for qualified management personnel in the industry is intense. The loss of the services of certain of these key employees or the failure to retain qualified employees when needed could have a material adverse effect on the Company.

SEASONALITY

    Because of the retail nature of its services and its focus on discount stores, the Company's business is very seasonal. The Christmas season accounts for a high percentage of the Company's sales and earnings, and the Company's fourth fiscal quarter (late October through late January) typically produces a large percentage of annual sales and annual earnings. The fourth quarters of the fiscal years ended February 1, 1998, February 2, 1997, and January 28, 1996, accounted for approximately 31.2%, 33.2% and 32.2%, respectively, of sales, and 89.4%, 32.8% and 64.2%, respectively, of earnings for those years. The 1996 fourth quarter earnings would have accounted for 69.5% of annual earnings before giving effect to a $3.6 million after-tax charge for studio closure costs. The Company can be adversely affected by inclement weather, especially during the important fiscal fourth quarter, and by general downturns in consumer Christmas spending.

COMPETITION

    The professional portrait photography industry, including both permanent and traveling studios, is highly competitive. The companies in the industry compete on the basis of price, service, package size, technology and convenience via the retail distribution channel. The major professional portrait studio companies, including CPI, Lifetouch and Olan Mills, operate permanent studios in retail chains and independent locations. To compete successfully, the Company must continue to remain competitive in areas of price, service, package size, technology and convenience.

    Furthermore, consumer products, particularly those that are value-priced, are subject to significant price competition. There can be no assurance that the Company will not be forced to engage in price-cutting initiatives to respond to competitive and consumer pressures. The failure of the Company's sales volumes to grow sufficiently to improve overall revenues and income as a result of a competitive price reduction could have a material adverse effect on the Company.

LITIGATION

    On April 22, 1998, the Company and the members of its Board of Directors were sued by Harbor Finance Partners, a shareholder of the Company, to enjoin the Merger, or in the alternative, for damages. The lawsuit was filed in the Superior Court of Mecklenburg County, North Carolina. Harbor Finance Partners has alleged that the Company and its Directors breached their fiduciary duty to the shareholders in connection with the Merger. The Company and the Directors have denied these allegations and have stated that they will defend the lawsuit vigorously. However, should the plaintiffs be successful in the action, the transaction could be enjoined or the Company may be required to pay the plaintiffs the difference between the Cash Merger Consideration and the court's determination of the fair value of the Shares.

    On May 26, 1998, the Company and the Directors moved to dismiss the lawsuit on the basis that Harbor Finance Partners had failed to state a claim for which relief can be granted. As of July 21, 1998 a hearing date for that motion to dismiss has not yet been set by the Court.

                              THE SPECIAL MEETING

TIME AND PLACE OF MEETING; MATTER TO BE CONSIDERED

    The Special Meeting will be held at the Company's principal executive offices located at 815 Matthews-Mint Hill Road, Matthews, North Carolina, on August 17, 1998, starting at 10:00 a.m., local time. At the Special Meeting, holders of PCA Common Stock will be asked to approve and adopt the Merger Agreement.

PROXY SOLICITATION

    This Proxy Statement/Prospectus is being delivered to PCA's shareholders in connection with the solicitation by the Board of proxies to be voted at the Special Meeting. The cost of soliciting proxies will be borne by the Company. Officers, directors and regular employees of the Company, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call.

    The Company has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. This Proxy Statement/Prospectus and the accompanying proxy card are being mailed to shareholders on or about July 27, 1998.

    HOLDERS OF PCA COMMON STOCK ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT TO WACHOVIA BANK, N.A., AS EXCHANGE AGENT, IN THE ENCLOSED POSTAGE-PAID, ADDRESSED ENVELOPE.

RECORD DATE AND QUORUM REQUIREMENT

    The PCA Common Stock is the only outstanding voting security of the Company. The Board has fixed the close of business on July 13, 1998 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or adjournments thereof. Each holder of record of PCA Common Stock at the close of business on the Record Date is entitled to one vote for each Share then held on each matter submitted to a vote of shareholders. At the close of business on the Record Date, there were 7,947,879 Shares of PCA Common Stock issued and outstanding held of record by 951 holders.

    The holders of a majority of the outstanding Shares entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. Proxies with instructions to abstain are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

VOTING PROCEDURES

    Approval of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of PCA Common Stock entitled to vote at the Special Meeting. A failure to vote or a vote to abstain will have the same legal effect as a vote cast against approval. Brokers and, in many cases, nominees will not have discretionary power to vote on the Merger proposal to be presented at the Special Meeting. Accordingly, beneficial owners of shares should instruct their brokers or nominees how to vote. A broker non-vote will have the same effect as a vote against the Merger.

    Under North Carolina law, holders of PCA Common Stock who do not vote in favor of the Merger Agreement and who comply with certain notice requirements and other procedures will have the right to dissent and to be paid cash for the "fair value" of their shares as finally determined under such procedures, which may be more or less than the consideration to be received by other shareholders under the terms of the Merger Agreement. Failure to follow such procedures precisely may result in loss of Dissenters' Rights (defined below). See "DISSENTING SHAREHOLDERS' RIGHTS."

VOTING AND REVOCATION OF PROXIES

    A shareholder who executes and delivers a proxy has the power to revoke it at any time before the vote at the Special Meeting by (i) filing with the Secretary of the Company an instrument revoking it, (ii) submitting a duly executed proxy bearing a later date or (iii) voting in person at the Special Meeting. Subject to such revocation, all shares represented by each properly executed proxy received by the Secretary of the Company will be voted in accordance with the instructions indicated thereon, and if no instructions are indicated, will be voted to approve the Merger, and in such manner as the persons named on the enclosed proxy card in their discretion determine upon such other business as may properly come before the Special Meeting or any adjournment thereof. The shares represented by the accompanying proxy card and entitled to vote will be voted if the proxy card is properly signed and received by the Secretary of the Company prior to the Special Meeting.

STOCK ELECTION

    Record holders of Shares of PCA Common Stock will be entitled to make an unconditional election to retain shares of Surviving Corporation Common Stock on or prior to the last business day preceding the date of the Special Meeting on the form of Continuing Share Election being sent to all record holders of PCA Common Stock at the same time as this Proxy Statement/Prospectus but under separate cover. If holders elect in the aggregate to retain Continuing Shares in excess of the Maximum Continuing Number or less than the Minimum Continuing Number, then the holders will be subject to proration as provided herein. See "THE MERGER--Stock Election."

EFFECTIVE TIME

    The Merger will be effective as soon as practicable following shareholder approval of the Merger Agreement and upon the filing of articles of merger with the Secretary of State of the State of North Carolina (the "Effective Time"). The Effective Time is currently expected to occur as soon as practicable after the Special Meeting, subject to approval of the Merger Agreement at the Special Meeting and satisfaction or waiver of the terms and conditions set forth in the Merger Agreement. See "THE MERGER--Effective Time of the Merger."

RIGHTS OF DISSENTING SHAREHOLDERS

    Any shareholder of PCA who does not vote in favor of the proposal to approve the Merger Agreement and who complies strictly with the applicable provisions of
Article 13 of the North Carolina Business Corporations Act has the right to exercise Dissenters' Rights and be paid cash for the "fair value" for such holder's shares of PCA Common Stock. The provisions of Article 13 are attached to this Proxy Statement/Prospectus as Annex C. To perfect Dissenters' Rights with respect to the Merger, a shareholder must follow the procedures set forth therein precisely. Those procedures are summarized in this Proxy Statement/Prospectus under "DISSENTING SHAREHOLDERS' RIGHTS." Dissenting Shares of PCA Common Stock held by persons properly exercising Dissenters' Rights will not be converted into the Cash Merger Consideration in the Merger and after the Effective Time will represent only the right to receive such consideration as is determined to be due the holder of such Dissenting Shares pursuant to Article
13. If after the Effective Time any dissenting shareholder fails to perfect or loses such right to payment or appraisal under Article 13, each share of PCA Common Stock of such shareholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Cash Merger Consideration.

                                   THE MERGER

BACKGROUND OF THE MERGER

    The Board of Directors has reviewed on an ongoing basis, with the assistance of Needham since its engagement in the spring of 1997, alternative strategies for enhancing shareholder value. As a part of this process, in the spring of 1997, the Board determined to explore the sale of the Company. Needham solicited offers for the Company and, during late June and early July 1997, the Company received proposals from four potential purchasers. Two of the proposals were at prices below the Merger Consideration and the other two proposals, one of which was from Jupiter, were at prices in excess of the Merger Consideration. Following preliminary due diligence by, and preliminary negotiations with, the two higher bidders, the Board determined to proceed with final negotiations with the bidder other than Jupiter. In the course of such negotiations it became apparent that consummation of a transaction, or its ultimate price, would be contingent upon the results of the Company's operations during its 1997 winter holiday season. The Board was unwilling to proceed with a transaction subject to a contingency of this nature, and sale negotiations were terminated. In fact, the projections of the Company's sales, profit and cash flow for the fiscal year ended February 1, 1998, on which the bids were premised, were considerably higher than actual results achieved by the Company.

    On March 9, 1998, Jupiter approached John Grosso, President of the Company, regarding Jupiter's renewed interest in pursuing a potential acquisition of the Company. Jupiter subsequently spoke with Joseph H. Reich, the Company's Chairman and the Managing Partner of Centennial Associates, L.P. ("Centennial"), the Company's largest shareholder, concerning the potential acquisition of the Company. Jupiter preliminarily proposed a price of up to $26 per share, which Mr. Reich indicated would not be acceptable. Jupiter stated that it would only pursue its interest in the Company if it was assured that discussions would be held on an exclusive and confidential basis. Mr. Reich conveyed this preliminary interest to the Directors of the Company on an informal basis.

    On March 31, 1998, representatives of Jupiter met with Mr. Grosso and representatives of Needham and the Company's legal counsel concerning a possible transaction between Jupiter and the Company. At these discussions, the Jupiter representatives outlined a transaction of the nature described in this Proxy Statement/Prospectus in which a subsidiary of Jupiter would be merged into the Company and all shareholders of the Company, other than certain members of management, would have the right to elect to receive consideration, either in cash or a combination of cash and stock in the surviving entity, but with the condition that at least a minimum number of Shares of PCA Common Stock be retained by existing shareholders of the Company. Jupiter indicated that an essential element of any transaction would be that the transaction qualify as a recapitalization for accounting purposes. Jupiter also indicated that the conditions of its willingness to proceed would include, among other things, an agreement from Mr. Reich and the other Board members with significant shareholdings to vote their Shares in favor of the transaction, an option on certain of such Shares, an agreement by Mr. Reich or Centennial to retain at least the Minimum Continuing Number required to assure recapitalization accounting treatment, and a termination fee. Jupiter further stated that it would have to perform detailed business and technical due diligence before making a formal offer.

    During a telephonic meeting held on April 2, 1998, the Board discussed a possible transaction with Jupiter and authorized management to cooperate in conducting due diligence with Jupiter. It was the view of the Board that pursuing an auction of the Company would terminate Jupiter's interest and would be disruptive to the Company's operations without assuring that any higher offer would emerge. On April 2, 1998, Jupiter commenced its due diligence investigations of the Company by holding meetings with the Company's senior management For approximately the next two weeks, Jupiter continued its due diligence which included additional meetings with management of the Company and legal, accounting and other technical areas of due diligence.

    On April 8, Jupiter's legal counsel circulated a draft of a merger agreement for discussion purposes while Jupiter continued its due diligence review. As of that time, there remained differences between the parties relating to the price of the transaction (including the significance of certain due diligence findings), the proposed voting, option and share retention agreements, the termination fee, and the general structure of the transaction including conditions to consummation.

    On April 13, Jupiter sent a letter (the "April 13 Letter") to the Company which outlined its proposal. The significant terms of the April 13 Letter include the following: (i) the transaction would be accomplished through a cash merger of the Company with an affiliate of Jupiter and would be accounted for as a recapitalization; (ii) existing PCA shareholders would have the right to elect either (a) $26.00 in cash for each share or (b) $16.00 in cash and one share (valued at $10.00) in the surviving entity (subject to a minimum and maximum number of shares continuing and pro ration if the target range was not met, each as discussed below); (iii) conditions (for purposes of qualifying for recapitalization accounting treatment) that (a) existing PCA shareholders (other than management) retain between $7.2 million and $10.0 million of the outstanding PCA Common Stock (valued at $26.00 per share), and (b) non-management members of the Board of Directors of the Company who are also PCA shareholders commit, prior to signing the definitive purchase agreement, to select the cash/stock offer for at least $7.2 million of stock so that the $7.2 million minimum would be met by them if other shareholders elected cash only;
(iv) the cash portion of the cash/stock offer would be reduced and the stock portion increased if less than $7.2 million in value of the surviving entity was elected to be maintained by the continuing shareholders, and the stock portion of the cash/stock offer would be reduced and the cash portion would be increased if more than $10.0 million in value of the surviving entity was elected to be maintained by the continuing shareholders; (v) Messrs. Reich, Grosso, Tulchin and Foreman and certain of their affiliates, including Centennial, would enter into an agreement pursuant to which they would (a) agree to vote shares of common stock owned or controlled by them in favor of the transaction with Jupiter, and (b) grant to Jupiter the option to purchase up to 100% of the shares of Common Stock owned or controlled by each of them at the price set forth in the April 13 Letter; (vi) non-solicitation provisions; (vii) detailed provisions regarding circumstances in which the Company would have to pay a termination fee in the amount of $12 million, and a requirement that the Company reimburse Jupiter for all expenses incurred in negotiating the transaction if it terminates for any reason; and (viii) certain arrangements with senior management.

    On April 13, representatives of Jupiter and Centennial (including Mr. Reich) met to further discuss the open issues.

    On the morning of April 14, legal counsel for Jupiter and the Company met to resolve certain differences on the draft merger agreement. At the conclusion of this meeting, it was agreed that there were certain business issues that remained to be resolved. In the afternoon and evening of April 14, in an attempt to resolve some of the issues raised by the April 13 Letter and left unresolved from the morning meeting, representatives of Jupiter and their legal counsel and representatives of Needham and the Company's legal counsel met in New York. At this meeting, the Company's legal counsel indicated concern with the condition contained in the draft agreement that the financing (which had been committed) be consummated. Jupiter and its counsel pointed out the limited sets of circumstances under which the financing sources could fail to close on the financing. In addition, the Company's legal counsel raised concerns over the broad circumstances under which Jupiter had proposed that it receive a termination fee and the reimbursement of its expenses, which Jupiter then estimated to be at least $3.5 million. Finally, they indicated their opposition to the requirement that the Board members with significant shareholdings agree to vote all of their Shares in favor of the Merger. They also conveyed the objections of the Company to the adequacy of the price offered and of Mr. Reich to the proposed option agreement and to any requirement to commit to retaining shares of PCA Common Stock. Jupiter stated that it would consider their position on the voting, option and share commitment agreements and the termination fee. The Company's representatives requested that Jupiter reconsider its proposal and suggested a meeting the next day to readdress these issues.

    On the morning of April 15, Jupiter sent a new letter (the "April 15 Letter") to the Company outlining a revised proposal and raised the consideration to $26.50 per share. Some key differences between the April 13 Letter and the April 15 Letter were: (i) PCA shareholders would have the right to elect either (a) to receive $26.50 in cash for each Share or (b) to retain one share of Surviving Corporation Common Stock valued at $26.50 for each Share of PCA Common Stock (subject to the same minimum and maximum aggregate dollar thresholds for Continuing Shares); (ii) proration of the number of shares issued to continuing shareholders in the event such thresholds were not met; (iii) no voting and option agreements would be required, but non-management members of the Board with significant shareholdings would be required to commit to select the stock offer for the minimum amount prior to signing the definitive purchase agreement; and (iv) reduction in the termination fee to $10 million.

    In the afternoon and evening of April 15, representatives of Jupiter and their legal counsel and representatives of the Company, Needham and the Company's legal counsel met to discuss the terms of the April 15 Letter and other open items in the merger agreement. Mr. Grosso reported that management and Jupiter had substantially completed negotiating their arrangements. Representatives of the Company stated their position that despite the increase, the price was still too low, their opposition to the broad circumstances under which termination fees would be paid and expenses reimbursed and their continuing discomfort with the conditions to closing, including the condition that the financing be consummated, and the condition that non-management Directors would be required to commit to select the stock offer prior to Jupiter's signing the definitive purchase agreement. Representatives of Jupiter indicated that Jupiter would not pursue a transaction which would result in a breach of its obligations under the Merger Agreement if its committed financing, or alternative financing, was not obtained.

    During the negotiations, it was agreed by the parties that: (i) the price per share would be $26.50; (ii) the non-management directors of the Company would not be required to provide a commitment to retain the minimum amount of continuing shares; (iii) Jupiter would have a condition that the financing (which had been committed) be consummated; and (iv) the Company would pay Mergerco a $6 million termination fee (rather than the $12 million termination fee originally proposed) plus expenses in circumstances generally where the Merger is not consummated due to the receipt of an alternative proposal and other circumstances as provided in the Merger Agreement. Mr. Reich agreed to present this proposal to the Board for its consideration.

    From April 15 through April 17 representatives of the respective legal counsel of Jupiter and the Company negotiated the terms of a revised draft merger agreement.

    On April 17, a special meeting of the Board was convened to discuss the current status of negotiations. All members of the Board participated and received a draft of the Merger Agreement dated April 16, 1998, and certain other related documents. Representatives of the Company's legal counsel advised the Board of its fiduciary duties under North Carolina law with respect to the transaction. Mr. Grosso informed the Board that he would likely be an interested party in the transaction in light of his proposed role with the surviving corporation and would not participate in deliberations about the contemplated transaction. The Board then reviewed the basic features of the proposed transaction, including the price and structure, the conditions to closing and transaction protection features. Mr. Reich and counsel to the Company outlined in detail the discussions with Jupiter described above.

    The Board then focused on the proposed transaction protection features and discussed the difficulty in balancing the need to provide sufficient transactional protections to induce Jupiter to make and contractually commit to its highest bid and to also permit other bidders a meaningful opportunity to emerge and compete with that bid. The Board determined, based in part on the view of its legal and financial advisors, that the proposed transaction protection features would not deter an offer that was materially better to the Company's shareholders, since the termination fee (excluding the expense reimbursement) was less than 3% of the transaction size (excluding indebtedness), or approximately $.75 per outstanding share, and no directors, shareholders or members of management were subject to a voting or option agreement. Representatives of Needham presented the Board with such firm's preliminary analysis of the proposed transaction from a financial point of view.

    As part of the above discussions, members of the Board asked Mr. Grosso for management's views as to the reasonableness of the estimated financial information as to possible future performance developed by management and used by Needham. Mr. Grosso responded by indicating that in his and the other executive officers' respective opinions such estimates were reasonable, based on the best currently available information, and generally conformed with management's business plan that was presented to the Board.

    Mr. Grosso then disclosed the current state of his negotiations with Jupiter regarding the continued employment of certain members of management by, and the continuing economic interest of such persons in, the Surviving Corporation.

    On April 20, the Board of the Company reconvened by telephone to further discuss and review the terms of the draft merger agreement that had been distributed to them on April 17, which included the $26.50 price that had been offered by Jupiter on April 15. At this meeting, representatives of Needham delivered to the Board a written opinion to the effect that as of the date of such opinion and based upon and subject to certain matters stated therein, the Merger Consideration was fair to the PCA shareholders (other than Mergerco and its affiliates) from a financial point of view. See "--Opinion of Financial Advisor." After further discussion, the Board (other than Mr. Grosso, who did not participate in the vote) unanimously approved the transaction. Soon thereafter, the Company and Mergerco entered into the Merger Agreement and issued a press release announcing the Merger.

LITIGATION

    On April 22, 1998, the Company and the members of its Board of Directors were sued by Harbor Finance Partners, a shareholder of the Company, to enjoin the Merger, or in the alternative, for damages. The lawsuit was filed in the Superior Court of Mecklenburg County, North Carolina. Harbor Finance Partners has alleged that the Company and its Directors breached their fiduciary duty to the shareholders in connection with the Merger. The Company and the Directors have denied these allegations and have stated that they will defend the lawsuit vigorously. However, should the plaintiffs be successful in the action, the transaction could be enjoined or the Company may be required to pay the plaintiffs the difference between the Cash Merger Consideration and the court's determination of the fair value of the Shares.

    On May 26, 1998, the Company and the Directors moved to dismiss the lawsuit on the basis that Harbor Finance Partners had failed to state a claim for which relief can be granted. As of July 21, 1998 a hearing date for that motion to dismiss has not yet been set by the Court.

RECOMMENDATION OF THE BOARD OF DIRECTORS; REASONS FOR THE MERGER

    At its meeting on April 20, 1998, the Board determined that the Merger Agreement is fair to the shareholders of the Company, adopted the Merger Agreement and recommended that holders of PCA Common Stock approve and adopt the Merger Agreement. This determination was made by all members of the Board, except for Mr. Grosso who did not participate in such Board action because of his interest in the transaction as a member of the management team continuing with the Surviving Company. Mr. Grosso, however, concurs with the determination of the Board.

    The Board of Directors has reviewed on an ongoing basis alternative strategies for the enhancement of shareholder value. Pursuant to such process, the Company acquired American Studios, Inc. ("ASI") in early 1997, which materially increased the Company's business with Wal-Mart. Following the integration of ASI, the Board continued to consider alternative strategies for the Company, both in order to enhance shareholder value and because certain of the Company's larger shareholders had expressed a desire to realize cash for a substantial portion of their investments. From time to time, with the assistance of Needham, the Company approached strategic partners regarding a potential joint venture or acquisition, without success. With the advice of Needham, it was determined that the sale of the Company to a financial buyer also should be explored. As indicated above under "Background of the Merger," the Company pursued a potential sale in the late spring and early summer of 1997, also without success. Thus, when Jupiter expressed continuing interest in acquiring the Company, notwithstanding the Company's failure to achieve its previously projected results for the fiscal year ended February 1, 1998, the Board determined to pursue discussions. As Jupiter's offer would permit Company shareholders to receive Cash Merger Consideration, representing a premium to the market price, for at least 97% of their Shares, as well as an option for shareholders who preferred to retain PCA Common Stock to be able to participate in the future of the Company, the Board considered the offer to be an attractive one to all shareholders.

    The Board received an opinion from Needham to the effect that as of the date of such opinion and based upon and subject to certain matters stated therein, the Merger Consideration to be received by holders of PCA Common Stock (other than Mergerco and its affiliates) in the Merger was fair to such holders from a financial point of view. The Board's decision to enter into the Merger Agreement was based in part on the Board's view that while no solicitation of other bids had been attempted, the transaction protection features offered to Mergerco would not deter competing bids that were materially superior to the Company's shareholders. Ultimately, the Merger was deemed by the Board to be the alternative which would yield the best results to the shareholders of the Company from a financial point of view. See "--Background of the Merger."

    The recommendation by the Board that the Company's shareholders approve and adopt the Merger Agreement is not, and should not be considered to be, a recommendation by the Board that the shareholders elect to retain or, alternatively, that the shareholders sell shares of PCA Common Stock held by them in the Merger.

    In its deliberations, the Board considered a number of factors including, without limitation, the following:

        1. The Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects including, without limitation, the expected growth of the Company and industry growth, and the Board's belief that (i) the Merger Consideration was within the range of values determined by Needham, and deemed most appropriate by the Board, using a discounted cash flow analysis of management's own estimates and (ii) the Merger Consideration therefore permitted shareholders of the Company to recognize with certainty the present value of those estimates for at least 97% of their shares, whereas without the Merger, the Company's ability to realize such estimates would inherently be subject to significant economic and competitive uncertainties and contingencies beyond the Company's control. See "--Background of the Merger";

        2. The oral and written presentations of Needham. See "--Opinion of Financial Advisor" for a discussion of the factors considered by Needham in rendering the Needham Opinion. Such opinion, which is subject to limitations, qualifications and assumptions, is included as Annex B hereto, and should be read in its entirety. The Merger Consideration was within the valuation range determined by Needham, and deemed most appropriate by the Board, using a discounted cash flow analysis presented by Needham, which was the analysis on which Needham and the Board placed relatively greater emphasis, and also, generally, was within the range of values presented by Needham in its various other analyses performed in rendering the Needham Opinion. Needham and the Board gave relatively more emphasis to the discounted cash flow analysis because, among other things, they did not believe that other companies or transactions were highly comparable and the discounted cash flow is the analysis which relies most heavily upon specific information about the Company itself and its prospects. See "--Opinion of Financial Adviser--DISCOUNTED CASH FLOW ANALYSIS." While in some analyses performed in rendering the Needham Opinion, premiums and multiples calculated based on the Merger Consideration were below the means and medians of the ranges of premiums and multiples for the selected companies and transactions, based on the Needham Opinion and in light of all of the analyses performed by Needham in rendering such Opinion, the Board believed that the Merger Consideration was fair to holders of PCA Common Stock from a financial point of view;

        3. The fact that, as described above and in "Background of the Merger," the Board had recently pursued certain transactions on behalf of the Company without success. The Board also considered the fact that although two bids received during the summer of 1997 were higher than $26.50 per share, those bids were not binding and were based on management's projections of the Company's sales, profits and cash flows for the fiscal year ended February 1, 1998, which projections were considerably higher than actual results achieved by the Company;

        4. The terms and conditions of the Merger Agreement. The Board considered in particular the "no solicitation" provision of the Merger Agreement, the fees and expense reimbursements payable to Jupiter (which could require estimated payments of up to approximately $11 million in the aggregate and which provisions were negotiated at arm's length between the parties), the conditions precedent to the payment of such fees, and the termination provisions of the Merger Agreement. The Board sought to balance the interests of Jupiter, which would contractually commit to its acquisition offer only if the Company were prohibited from soliciting other offers, against the Company's ability to obtain a superior offer for the Company's shareholders. The Board sought to negotiate provisions in the Merger Agreement that would allow it to fulfill its fiduciary duties in the event a superior unsolicited offer from a third party was received. While the Merger Agreement prohibits the Company from soliciting third-party offers, it does not prohibit the Company from considering unsolicited third-party offers, negotiating with such third parties or furnishing such third parties with information about the Company, subject to certain obligations of the Company, among other things, to inform Jupiter of the identity of the bidder and terms of the bid.

        Also, the Board negotiated provisions in the Merger Agreement that would permit the termination thereof in the event an offer that is superior to the Company's shareholders to the Jupiter offer is received from a third-party. Only in the event that (i) the Company terminates the Merger Agreement to support a superior alternative acquisition proposal, (ii) Mergerco terminates the Merger Agreement as a result of the Board having withdrawn, failed to reaffirm or adversely modified its approval or recommendation of the Merger or having recommended an alternative acquisition proposal or having executed an agreement relating to an alternative acquisition proposal, (iii) Mergerco terminates the Merger Agreement as a result of the Merger having not been consummated by the Termination Date and the Company has failed to use commercially reasonable efforts to cause the Merger to occur or (iv) either party terminates the Merger Agreement as a result of the Merger having not been consummated by the Termination Date or by the failure to obtain the requisite shareholder vote, and if the Company received an alternative acquisition proposal at the time of such termination and within one year of such termination the Company enters into an alternative acquisition proposal, would the Company be required to pay Jupiter a termination fee of $6 million and reimburse its expenses then estimated to be at least $3.5 million. Alternatively, the Company is required to pay Jupiter's expenses if (i) Mergerco terminates the Merger Agreement as a result of the Company having breached or failed to comply with any of its covenants, representations or warranties such that any of the conditions to closing is reasonably likely to be incapable of being satisfied by the Termination Date or (ii) the Company terminates the Merger Agreement at a time after Mergerco has given notice to the Company that Mergerco is entitled to terminate the Merger Agreement under

    (i) above. Finally, the Company will pay to Mergerco an amount equal to $6 million if (a) the Merger Agreement is terminated by either party if the Merger is not consummated by the Termination Date, or because the requisite shareholder vote has not been obtained and (b) at the time of such termination, a person or group of persons has acquired beneficial ownership of more than 20% (or, in the case of Centennial Partners L.P., 35%) in the aggregate of the PCA Common Stock and if, within one year of such termination, the Company enters into any alternative acquisition proposal. The Board concluded that the termination fees and expense reimbursements would not deter a third-party from making an offer that was materially superior to the Company's shareholders;

        5. The belief that conducting an auction after receipt of Jupiter's offer would (i) cause Jupiter to withdraw its offer, (ii) be disruptive to the Company's operations and (iii) not assure the Company of receiving any higher offers;

        6. The decline in the volume of Shares traded following the Merger and the possible delisting and deregistration of the Surviving Corporation Common Stock. See "RISK FACTORS--Delisting, Loss of Liquidity" and "RISK FACTORS--Potential Deregistration." The Board determined that liquidity issues would not materially affect the value of the Merger Consideration because approximately 97% of that consideration would be in cash;

        7. The Board's consideration of the conditions to closing included in the Merger Agreement and the commitment letters provided by Jupiter, including the contingency that the committed financing be consummated, and the fact that a substantial portion of the financing was to be provided or committed by NationsBank and its affiliates, which historically has been the Company's lender and accordingly is knowledgeable about the Company's business and financial position;

        8. The historical market price of PCA Common Stock, which was $21.625 on April 17, 1998, the last trading day prior to the Board's approval of the Merger Agreement, and had never reached the level of the Cash Merger Consideration and, since January 1, 1998, had generally traded at a discount to the stocks of other leased-space retailers and to broader market indices;

        9. The fact that the trading volumes in the Company's shares have been low, and that consummation of the Merger would enable the Company's shareholders to realize a premium to the market price. Certain of the Company's larger holders had expressed a desire to realize cash for their investments, and their alternative means for liquidity could have included large-scale open market stock sales which could have depressed the market price of the Common Stock, or the sale of their holdings in private transactions which could potentially have been made at a premium in which other shareholders would not have participated and which could have resulted in a change of control of the Company on which the other shareholders would not have voted;

        10. The fact that the consideration to be received by the Company's shareholders in the Merger represents an approximately 22.5% premium over the closing price of PCA Common Stock of $21.625 per share on April 17, 1998, the last trading day prior to the Board's approval of the signing of the Merger Agreement, compared to the range of transactional premiums presented by Needham (See "--Opinion of Financial Advisor--SELECTED TRANSACTION ANALYSIS");

        11. The fact that the Merger Agreement requires that the Merger be submitted to the Company's shareholders for approval, and the fact that none of the Company's shareholders have contractually committed to vote in favor of the Merger.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board did not consider the "liquidation value" of the Company in its analysis. In that regard, the Board also noted that Needham, the Company's financial advisor, did not consider the "liquidation value" of the PCA Common Stock in performing their analysis in rendering the Opinion. The Company does not believe that the "liquidation value" of the Company would exceed the Merger Consideration. In addition, individual members of the Board may have given different weights to different factors.

    Mr. Grosso, in arriving at the conclusion that he concurs with the Board, considered the same factors as the Board enumerated above.

OPINION OF FINANCIAL ADVISOR

    Pursuant to an engagement letter dated May 6, 1997, the Company retained Needham to furnish financial advisory and investment banking services, which applied to the proposed transaction with Mergerco, including the rendering of an opinion as to the fairness, from a financial point of view, to the Company's shareholders (other than Mergerco and its affiliates) of the consideration to be received by such shareholders in the Merger. The amount of consideration to be paid in the Merger was determined through negotiations between the Company, in consultation with Needham, and Jupiter.

    At a meeting of the Board on April 20, 1998, Needham delivered its opinion that, as of such date and based upon the matters described therein, the consideration to be received by the holders of PCA Common Stock (other than Mergerco and its affiliates) in the Merger is fair to such holders from a financial point of view. Needham has not been requested to render an updated opinion as of any date subsequent to April 20, 1998 because, as of the date of this Proxy Statement/Prospectus, the Company does not believe that any significant events have occurred or any significant changes to the information reviewed by Needham that could affect the conclusions as to fairness set forth in the Needham Opinion. A revised or updated opinion will be requested from Needham if an amendment or modification is made to the Merger Agreement that materially affects the financial terms of the Merger. THE NEEDHAM OPINION IS DIRECTED ONLY TO THE MERGER CONSIDERATION TO BE PAID BY MERGERCO TO THE HOLDERS OF PCA COMMON STOCK (OTHER THAN MERGERCO AND ITS AFFILIATES) AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF THE COMPANY AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING OR WHAT ELECTION SUCH SHAREHOLDER SHOULD MAKE WITH RESPECT TO THE RETENTION OR CONVERSION OF SUCH HOLDER'S SHARES OF PCA COMMON STOCK.

    The complete text of the April 20, 1998 Needham Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Needham, is attached to this Proxy Statement/Prospectus as Annex B, and the summary of the Needham Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Needham Opinion. SHAREHOLDERS ARE URGED TO READ THE NEEDHAM OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY NEEDHAM.

    In arriving at its opinion, Needham, among other things, (i) reviewed a draft of the Merger Agreement dated April 17, 1998; (ii) reviewed certain other documents relating to the Merger; (iii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company made available from the internal records of the Company; (iv) reviewed the historical stock prices and trading volumes of the PCA Common Stock; (v) held discussions with members of senior management of Jupiter and the Company concerning the current and future business prospects of the Company; (vi) reviewed certain financial forecasts and projections prepared by the management of the Company and information relating to certain pro forma effects on the Company's capital structure after the Merger provided by management of the Company and Jupiter (See "--Certain Estimates of Future Operations" for a summary of such forecasts and projections); (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets, which Needham deemed generally comparable to the business of the Company, to similar data for the Company; (viii) reviewed the financial terms of certain other business combinations that Needham deemed generally relevant; and (ix) performed and/or considered such other studies, analyses, inquiries and investigations as Needham deemed appropriate.

    Needham assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for purposes of its opinion. With respect to the Company's financial forecasts provided to Needham by the Company's management, Needham assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management, at the time of preparation, of the future operating and financial performance of the Company. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or Mergerco. The Needham Opinion states that it was based on economic, monetary and market conditions existing as of the date of such opinion. Needham expressed no opinion as to what the value of the PCA Common Stock will be after consummation of the Merger or the prices at which the PCA Common Stock will actually trade at any time. In addition, Needham was not asked to consider, and the Needham Opinion does not address, the Company's underlying business decision to engage in the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company might engage. In connection with the sale of the Company to Jupiter, Needham was not authorized by the Company or the Board to solicit, nor did Needham solicit, third-party indications of interest for the acquisition of all or any part of the Company. No other limitations were imposed by the Company on Needham with respect to the investigations made or procedures followed by Needham in rendering the Needham Opinion.

    The following paragraphs summarize the material financial analyses performed by Needham in arriving at its opinion presented to the Board.

SELECTED COMPANY ANALYSIS

    Using publicly available information, Needham compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of certain other publicly traded leased-space retail companies: CPI Corp., Finlay Enterprises, Inc., National Vision Associates, Ltd. and U.S. Vision, Inc. (the "Selected Companies"). Such data and ratios included total market capitalization to historical and projected revenue, price per share to historical and projected earnings per share and market value to historical book value.

    Needham calculated multiples for the Selected Companies based on the closing stock prices on April 17, 1998 and for the Company based on the proposed Cash Merger Consideration of $26.50 per share. For the Selected Companies, the multiples of total market capitalization to last twelve months ("LTM") revenues ranged from 0.6 to 1.0 with a mean of 0.9 and a median of 0.9, as compared with a multiple of 1.1 for the Company; the multiples of market capitalization to projected calendar 1998 revenues ranged from 0.5 to 1.0 with a mean of 0.8 and a median of 0.8, as compared with a multiple of 1.1 for the Company; and the multiple of market capitalization to projected calendar 1999 revenues (based on one Selected Company) was 0.7, as compared with a multiple of 1.0 for the Company. For the Selected Companies, the LTM price-earnings multiples ranged from 14.9 to 29.6 with a mean of 21.6 and a median of 20.9, as compared with a multiple of 24.8 for the Company; the projected calendar 1998 price-earnings multiples ranged from 12.8 to 22.2 with a mean of 17.0 and a median of 16.6, as compared with a multiple of 18.9 for the Company; and the projected calendar 1999 price-earnings multiples (based on three Selected Companies) ranged from
9.8 to 17.8 with a mean of 13.9 and a median of 14.1, as compared with a multiple of 13.5 for the Company. For the Selected Companies, the multiples of market value to historical book value ranged from 2.4 to 4.6 with a mean of 3.4 and a median of 3.4, as compared with a multiple of 4.7 for the Company.

SELECTED TRANSACTION ANALYSIS

    Needham also analyzed publicly available financial information for 21 selected mergers and acquisitions of companies in the retail industry that represent transactions since January 1, 1996 with transaction values of between $100 million and $500 million. In examining these transactions, Needham analyzed certain market price, income statement and balance sheet parameters of the acquired companies relative to the consideration offered, such as premiums of the consideration offered to the target's stock price one day, one week and four weeks prior to the announcement date of the transaction; and transaction value as multiples of net sales, operating income, cash flow, pretax income, net income and book value. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances.

    Transactions analyzed by Needham included (target/acquirer): Younkers, Inc. / Proffitt's, Inc.; National Convenience Stores Incorporated / Diamond Shamrock, Inc.; Strawbridge & Clothier / The May Department Stores Company; Fresh Fields Markets, Inc. / Whole Foods Market, Inc.; Parisian, Inc. / Proffitt's, Inc.; Fay's Incorporated / Thrift Drug, Inc. (J.C. Penney Company, Inc.); Orchard Supply Hardware Stores Corporation / Sears, Roebuck and Co.; Big B, Inc. / Revco D.S., Inc.; Rhodes, Inc. / Heilig-Meyers Company; Baby Superstore, Inc. / Toys 'R' Us, Inc.; Kash n' Karry Food Stores, Inc. / Food Lion, Inc.; G.R. Herberger's, Inc. / Proffitt's, Inc.; Leslie's Poolmart / Investor Group; Shoppers Food Warehouse Corp. / Dart Group Corporation; Riser Foods, Inc. / Giant Eagle, Inc.; Amrion, Inc. / Whole Foods Market, Inc.; Hechinger Company / Leonard Green & Partners, L.P.; Delchamps, Inc. / Jitney-Jungle Stores of America, Inc.; Tuesday Morning Corporation / Madison Dearborn Partners II, L.P.; Borden Decorative Products / Blackstone Capital Partners III; and General Host Corporation / The Cypress Group L.L.C. (collectively, the "Selected Transactions").

    For the Selected Transactions, the one-day stock price premium ranged from 8.1% to 96.4% with a mean of 34.4% and a median of 24.4%; the one-week stock price premium ranged from 19.2% to 107.7% with a mean of 47.8% and a median of 32.6%; and the four-week stock price premium ranged from 6.7% to 118.2% with a mean of 42.3% and a median of 31.8%. The multiples of transaction value to net sales ranged from 0.1 to 2.6 with a mean of 0.6 and a median of 0.5; the multiples of transaction value to operating income ranged from 8.4 to 36.1 with a mean of 17.8 and a median of 12.7; the multiples of transaction value to cash flow ranged from 1.8 to 20.3 with a mean of 10.2 and a median of 8.8; the multiples of transaction value to pretax income ranged from 10.0 to 71.4 with a mean of 25.5 and a median of 20.1; the multiples of transaction value to net income ranged from 11.1 to 133.5 with a mean of 44.8 and a median of 29.3; and the multiples of transaction value to book value ranged from 0.3 to 6.6 with a mean of 3.3 and a median of 3.2.

    These premiums and ratios compared with the following for the Company, based on the proposed Merger consideration of $26.50 per share: one-day stock price premium of 21.8%, one-week stock price premium of 14.0%, four-week stock price premium of 17.1%, net sales multiple of 1.1, operating income multiple of 11.6, cash flow multiple of 6.9, pretax income multiple of 16.3, net income multiple of 30.5, and book value multiple of 4.7.

DISCOUNTED CASH FLOW ANALYSIS

    Needham analyzed the Company based on an unlevered discounted cash flow analysis of the projected performance of the Company. Needham used projected financial statements for the Company for the third and fourth quarters of the fiscal year ending January 31, 1999 and fiscal years ending January 30, 2000 through February 2, 2003 provided by the Company's management. The discounted cash flow analysis determined the unlevered after-tax cash flows generated over the period commencing with the third quarter of fiscal year ending January 31, 1999 and then added a terminal value based upon a range of EBITDA multiples from 6.0x to 8.0x. The unlevered after-tax cash flows and terminal values were discounted using a range of discount rates from 12.5% to 25.0%. This analysis resulted in a range of discounted cash flow values for the Company from $175.7 million to $349.9 million, or $18.30 per share to $36.43 per share, based upon the number of the Company shares outstanding as of March 31, 1998 assuming the exercise of options and warrants outstanding using the treasury stock method and less net debt outstanding as of January 31, 1998. Needham noted that it believed that discount rates ranging from 15.0% to 20.0% represented more appropriate risk-adjusted costs of capital for companies in the Company's industry and, applying the EBITDA multiple of 7.0x (the midpoint of the range of such multiples, which were based on the trading levels of shares of companies deemed generally comparable to the Company), derived a range of discounted cash flow values for the Company from $236.9 million to $284.7 million, or $24.67 to $29.65 per share.

    Needham placed relatively greater emphasis on the discounted cash flow analysis than on the analyses of selected companies and selected transactions for a number of reasons. There is a relatively small number of publicly traded companies that are deemed to be generally comparable to the Company and, of the Selected Companies, the only publicly traded company deemed comparable to the Company that operates photo studios in leased space in department stores is CPI Corp. In addition, none of the Selected Transactions represent recent retail-oriented transactions involving businesses that operate photo studios in leased space in department stores. The only recent transaction involving a publicly traded company in such leased space photo studio business was the Company's acquisition of American Studios, Inc. in early 1997. However, Needham believes that this transaction should not be viewed as directly comparable to the Merger because American Studios, Inc. had incurred net losses during the 39-week fiscal period and fiscal year prior to such acquisition. Because the reasons for and circumstances surrounding the Selected Transactions were specific to those transactions, and because of the inherent differences among the businesses, operations and prospects of the Company and the Selected Companies analyzed, although Needham placed relatively greater emphasis on the discounted cash flow analysis, it did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance thereof. As noted below, Needham believes that its analyses should only be considered as a whole.

OTHER ANALYSES

    In rendering its opinion, Needham considered certain other analyses, including, among other things, a history of trading prices and volumes for the Company, a comparison of the Company's indexed stock price performance relative to an industry index, the Standard & Poor's 500 Index and the Nasdaq Composite Index, and a comparison of the Company's stock price relative to the per share consideration offered in the proposed Merger, each for the periods from January 1, 1997 to April 17, 1998 and January 1, 1995 to April 17, 1998.

    No company or transaction used in any comparable analysis as a comparison is identical to the Company or the Merger. Accordingly, these analyses are not mathematical; rather, they involve complex considerations and judgments concerning differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies and transactions to which they are being compared.

    The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable as set forth therein. Additionally, analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. The Needham Opinion and Needham's related analyses were only one of many factors considered by the Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Board or management with respect to the consideration to be received by the holders of PCA Common Stock (other than Mergerco and its affiliates) or the proposed Merger.

    Pursuant to its engagement letter, the Company has agreed to pay Needham a fee for rendering the Needham Opinion of $500,000, which is the total amount of compensation to be paid to Needham in the event that the Merger is not consummated. In addition, the Company has agreed to pay Needham a fee of $750,000 upon consummation of the Merger. The Company has also agreed to reimburse Needham for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Needham as financial advisor to the Company.

    Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham was retained by the Board to act as the Company's financial advisor based on Needham's experience as a financial advisor in mergers and acquisitions as well as Needham's familiarity with the Company and its industry. Needham has previously rendered certain investment banking and financial advisory services to the Company, for which it received customary compensation. In the normal course of its business, Needham may actively trade the equity securities of the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in such securities. Joseph H. Reich, Chairman of the Board of the Company, is a director of Needham.

CERTAIN ESTIMATES OF FUTURE OPERATIONS

    At the request of Jupiter, the management of the Company prepared certain nonpublic estimates reflecting management's views as to the possible future performance of the Company over the five fiscal years ending February 2, 2003. This information was provided to Jupiter on a confidential basis. Such financial projections included estimates of revenues and income from operations for the fiscal years 1998 through 2002. Management projected revenues and income from operations for fiscal 1998 to be $246.2 million and $26.4 million, for fiscal 1999 to be $266.7 million and $32.3 million, for fiscal 2000 to be $284.5 million and $36.4 million, for fiscal 2001 to be $302.7 million and $40.6 million, and for fiscal 2002 to be $319.7 million and $44.2 million, respectively.

    THE ESTIMATES REFERRED TO ABOVE WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES ESTABLISHED BY THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. THE ESTIMATES PREPARED BY THE COMPANY'S MANAGEMENT ARE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS SOLELY BECAUSE SUCH INFORMATION WAS PROVIDED TO JUPITER. NONE OF THE COMPANY, JUPITER, MERGERCO, OR THE COMPANY'S INDEPENDENT AUDITORS ASSUME ANY RESPONSIBILITY FOR THE ATTAINMENT OF SUCH RESULTS. IN ADDITION, BECAUSE THE ESTIMATES ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES BEYOND THE COMPANY'S CONTROL, THERE CAN BE NO ASSURANCE THAT THE ESTIMATES WILL BE REALIZED AND ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE ESTIMATED. SEE "RISK FACTORS." NEITHER THE COMPANY'S AUDITORS NOR ANY OTHER INDEPENDENT ACCOUNTANTS HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE FOREGOING ESTIMATES, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF

ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE PROSPECTIVE FINANCIAL INFORMATION.

    These estimates do not give effect to the Merger and should be read together with the sections regarding Risk Factors, Unaudited Pro Forma Condensed Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations.

MERGER CONSIDERATION

    At the Effective Time, subject to certain provisions as described herein with respect to shares owned by Mergerco, Shares held in treasury, fractional shares and Appraisal Shares and the effects of proration described herein, each share of PCA Common Stock (other than Continuing Shares), will be converted into the right to receive in cash following the Merger an amount equal to $26.50, and each Continuing Share will remain outstanding as one fully paid and nonassessable share of Surviving Corporation Common Stock.

    The Merger Agreement contemplates that shareholders of the Company must elect to retain a minimum of 271,698 shares of PCA Common Stock as Continuing Shares and may not elect to retain more than a maximum of 358,490 shares of PCA Common Stock as Continuing Shares (excluding certain Shares to be retained by management).

    Immediately prior to the Effective Time, each Option will be canceled and, in exchange therefor, as soon as practicable following the Effective Time, the holders of the Options will receive, with respect to each Option, a cash payment in an amount equal to the Option Consideration. Payment may be withheld until any required consent of the holder of an Option to its cancellation is obtained. The surrender of an Option will be a release of all rights of the holder, other than the right to receive the Option Consideration. Mergerco may separately agree with a holder of an Option to alternative treatment of that holder's Options.

STOCK ELECTION

    Record holders of shares of PCA Common Stock will be entitled to make an unconditional Continuing Share Election to retain shares of the Surviving Corporation on or prior to the Election Date on the Continuing Share Election form being sent to all record holders of PCA Common Stock at the same time as this Proxy Statement/Prospectus but under separate cover. If holders elect in the aggregate to retain Continuing Shares in excess of the Maximum Continuing Number, then the number of Continuing Shares to be owned by such holders will be prorated based on the number of Continuing Shares each holder elected to retain (with fractional shares rounded down to the next whole number) so that only the Maximum Continuing Number of Shares will remain as Continuing Shares. With respect to shares as to which Continuing Share Elections are made but with respect to which no Continuing Shares will be issued by reason of the preceding sentence, such Continuing Share Elections will be deemed to be revoked and such shares will be converted into the right to receive the Cash Merger Consideration.

    If holders elect in the aggregate to retain less than the Minimum Continuing Number, then (i) each holder that made a Continuing Share Election will retain the number of Continuing Shares set forth in such election and (ii) each holder (whether or not such holder made a Continuing Share Election) will receive a prorated (based on the total number of Shares owned by such shareholder as to which a Continuing Share Election has not been made) number of Continuing Shares (with fractional shares rounded up to the next whole number) so that the Minimum Continuing Number will remain outstanding as Continuing Shares. With respect to Shares as to which no Continuing Share Election was made but which will remain outstanding as Continuing Shares by reason of the preceding sentence, such a Continuing Share Election shall be deemed to have been made.

    If a shareholder elects to make a Continuing Share Election and receives cash as a result of the proration procedures described above, such shareholder may receive dividend treatment (rather than capital gain treatment) for any cash received in the Merger as a result of such proration procedures. See "RISK FACTORS--Stock Election and Proration into Cash--Possible Dividend Treatment." See also "THE MERGER--Federal Income Tax Consequences--Shareholders Receiving Cash."

    With respect to certain risks related to continuing to hold PCA Common Stock, see "RISK FACTORS."

STOCK ELECTION PROCEDURE

    The Continuing Share Election is being mailed to holders of record of PCA Common Stock at the same time as this Proxy Statement/Prospectus but under separate cover. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Elections."

    FOR A CONTINUING SHARE ELECTION TO BE EFFECTIVE, HOLDERS OF COMMON STOCK MUST PROPERLY COMPLETE SUCH CONTINUING SHARE ELECTION, AND SUCH CONTINUING SHARE ELECTION, TOGETHER WITH ALL CERTIFICATES FOR ALL SHARES OF PCA COMMON STOCK HELD BY SUCH HOLDER, DULY ENDORSED IN BLANK OR OTHERWISE IN FORM ACCEPTABLE FOR TRANSFER ON THE BOOKS OF THE COMPANY (OR BY APPROPRIATE GUARANTEE OF DELIVERY AS SET FORTH IN SUCH CONTINUING SHARE ELECTION) MUST BE RECEIVED BY THE COMPANY BY 5:00 P.M., NEW YORK CITY TIME, ON THE LAST BUSINESS DAY PRECEDING THE DATE OF THE SPECIAL MEETING.

    ONLY HOLDERS OF PCA COMMON STOCK WHO WISH TO MAKE A CONTINUING SHARE ELECTION ARE REQUIRED TO SEND STOCK CERTIFICATES WITH THEIR CONTINUING SHARE ELECTION. HOLDERS OF PCA COMMON STOCK WHO DO NOT MAKE A CONTINUING SHARE ELECTION WITH RESPECT TO ALL OF SUCH HOLDER'S SHARES OF PCA COMMON STOCK WILL RECEIVE, BY MAIL, LETTERS OF TRANSMITTAL WITH WHICH SUCH STOCK CERTIFICATES SHOULD BE RETURNED AFTER THE EFFECTIVE TIME. IN NO EVENT SHOULD SHAREHOLDERS SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

    The determinations of the Company as to whether or not Continuing Share Elections have been properly made or revoked, and when such elections or revocations were received, will be binding.

EFFECTIVE TIME OF THE MERGER

    The Merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of North Carolina or at such later time as is specified in the articles of merger. The filing of the certificate of merger will occur simultaneously with the closing of the Merger unless another time is agreed to by the Company and Mergerco. Subject to certain limitations, the Merger Agreement may be terminated by either party if, among other reasons, the Merger has not been consummated on or before October 31, 1998. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger" and "--Termination."

CONVERSION/RETENTION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

    Record holders of Shares of PCA Common Stock will be entitled to make an unconditional election to retain shares of Surviving Corporation Common Stock on or prior to the Election Date, and the conversion of shares of PCA Common Stock (other than Appraisal Shares and Continuing Shares) into the right to receive cash following the Merger will occur at the Effective Time.

    As soon as reasonably practicable after the Effective Time, the Exchange Agent will send a letter of transmittal to each holder whose Shares were converted into the right to receive the Cash Merger Consideration. The letter of transmittal will contain instructions for use in effecting the surrender of share certificates in exchange for payment of the Cash Merger Consideration. Upon surrender of a share certificate for cancellation to the Exchange Agent, together with the letter of transmittal, the holder of such share certificate shall be entitled to receive in exchange therefor the Cash Merger Consideration and the surrendered share certificate shall be canceled. If payment of the Cash Merger Consideration is to be made to a person other than the person in whose name the surrendered shared certificate is registered, it shall be a condition of payment that the surrendered share certificate shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Cash Merger Consideration to a person other than the registered holder of the surrendered share certificate or shall have established to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as described herein, each share certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive the Cash Merger Consideration in cash as contemplated herein.

    EXCEPT FOR PCA COMMON STOCK CERTIFICATES SURRENDERED WITH A CONTINUING SHARE ELECTION AS DESCRIBED ABOVE UNDER "--STOCK ELECTION PROCEDURE," SHAREHOLDERS OF THE COMPANY SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL.

    As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates at such time which prior thereto represented shares of PCA Common Stock shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash into which the number of shares of PCA Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement. The Exchange Agent will accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there will be no further transfer on the records of the Company or its exchange agent of certificates representing shares of PCA Common Stock which have been converted, in whole or in part, pursuant to the Merger Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they will be canceled against delivery of such cash. Until surrendered as contemplated by the Merger Agreement, each certificate for shares of PCA Common Stock will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration (which may be cash and Continuing Shares as a result of proration). No interest will be paid or will accrue on any cash payable as consideration in the Merger.

    No dividends or other distributions with respect to shares of the Surviving Corporation with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of PCA Common Stock with respect to the shares of PCA represented thereby.

    Any portion of the Merger Consideration made available to the Exchange Agent to pay for Shares for which appraisal rights have been perfected will be returned to the Surviving Corporation, upon demand.

CONDUCT OF BUSINESS PENDING THE MERGER

    Pursuant to the Merger Agreement, the Company has agreed to carry on its business and that of its subsidiaries prior to the Effective Time in the ordinary and usual course of business consistent with past practice. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Certain Pre-Closing Covenants."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    The respective obligations of the Company and Mergerco to consummate the Merger are subject to the satisfaction of a number of conditions, including: the Merger Agreement shall have been adopted by the shareholders of the Company; no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for consummation of the Merger and the transactions contemplated thereby shall have been obtained and shall be in effect at the Effective Time; and there shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger. The obligation of Mergerco to consummate the Merger is subject to satisfaction of certain additional conditions, including: the Company's representations and warranties set forth in the Merger Agreement (other than as to its capitalization and considered without regard to any materiality or material adverse effect qualification) shall be true and correct in all respects in each case when made and on the closing date as though made on and as of the closing date except at either time to the extent that the failure of such representations and warranties to be true and correct would not have or be reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole or on the consummation of the Merger transactions or the Company's ability to perform its obligations under the Merger Agreement in a timely manner; in addition, the representations and warranties of the Company as to its capitalization shall be true and correct in all material respects on and as of the date made and as of the closing date; the Company shall have performed or complied in all material respects with all obligations, agreements or covenants required by the Merger Agreement to be performed or complied with by it; since the date of the Merger Agreement, there shall have been no material adverse change in the business, assets, operations, condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; and holders of not more than 10% of the outstanding Shares shall have demanded appraisal of their Shares in accordance with NC law; and all conditions to the availability of Jupiter's financing contemplated by the commitment letters it has obtained shall have been met and such financing shall be available or alternative financing shall be available. The obligation of the Company to consummate the Merger is also subject to the satisfaction of certain additional conditions, including: Mergerco's representations and warranties set forth in the Merger Agreement that are qualified as to materiality shall be true, and Mergerco's representations and warranties set forth in the Merger Agreement that are not so qualified shall be true in all material respects, in either case when made and immediately prior to the closing date as though made on or as of the closing date, and in each case without giving effect to any knowledge qualifiers contained therein; and Mergerco shall have performed or complied with all obligations, agreements or covenant required by the Merger Agreement to be performed or complied with by it. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger."

FEDERAL INCOME TAX CONSEQUENCES

    The following discussion accurately reflects the material United States federal income tax consequences of the Merger to shareholders of the Company, based on the opinion of Schulte Roth & Zabel LLP. The tax consequences described below may vary depending upon each shareholder's particular circumstances and tax position. Certain shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, shareholders who do not hold their shares as capital assets and shareholders who have acquired their existing stock upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. No ruling from the Internal Revenue Service ("IRS") will be applied for with respect to the federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS.

CHARACTERIZATION OF THE MERGER FOR U.S. FEDERAL INCOME TAX PURPOSES

    For U.S. federal income tax purposes, Mergerco will be disregarded as a transitory entity, and the Merger of Mergerco with and into the Company will be treated as if it were in part a sale of PCA Common Stock to Jupiter (the "Deemed Sale") and in part a redemption of Shares by the Company (the "Redemption"). It is unclear how the allocation of proceeds between the Deemed Sale and the Redemption should be determined. The Company intends to take the position that the percentage of cash proceeds allocable to the Deemed Sale will be equal to
(i) the amount contributed to Mergerco by Jupiter in exchange for Mergerco common stock divided by (ii) the aggregate amount of cash paid to shareholders pursuant to the Merger, and that the remaining percentage of the proceeds will be allocable to the Redemption. The IRS could, however, adopt a different approach in determining the allocation of proceeds between the Deemed Sale and the Redemption. See "--Shareholders Receiving Cash" below for a discussion of the consequences of the Redemption.

SHAREHOLDERS RECEIVING CASH

    As described more fully below, the U.S. federal income tax consequences of the Merger with respect to a particular shareholder will depend upon, among other things, (i) whether the shareholder received any cash proceeds pursuant to the Merger, (ii) the extent to which a shareholder is deemed to have sold its Shares to Jupiter in the Deemed Sale or is deemed to have had its Shares redeemed by the Company in the Redemption and (iii) whether the Redemption will qualify as a sale or exchange under Section 302 of the Code. First, to the extent that a shareholder is considered to have sold Shares to Jupiter, such shareholder will recognize capital gain or loss equal to the difference between the amount realized on its Deemed Sale (I.E., the cash proceeds properly allocated to such sale received by the shareholder) and the shareholder's adjusted tax basis in such Shares. Such gain or loss generally will be long-term capital gain or loss if the Shares were held by the shareholder for more than one year. For individuals, long-term capital gain is generally taxed at favorable rates compared to ordinary income or short-term capital gain. Second, a shareholder also will recognize capital gain or loss equal to the difference between the cash proceeds received by the Shareholder allocable to the Redemption and the shareholder's adjusted tax basis in such Shares to the extent such Redemption is treated as a sale or exchange under Section 302 of the Code with respect to such shareholder. Such gain or loss generally will be long-term capital gain or loss if the Shares are held by the shareholder for more than one year and will be taxed under the rules described above in respect of the portion of such shareholder's Shares deemed to have been sold to Jupiter. Under Section 302 of the Code, the Redemption of a shareholder's Shares pursuant to the Merger will, as a general rule, be treated as a sale or exchange if the Redemption (a) is "substantially disproportionate" with respect to the shareholder, (b) results in a complete termination of the shareholder's interest in the Company as described in Section 302(b)(3) of the Code or (c) is "not essentially equivalent to a dividend" with respect to the shareholder.

    In determining whether any of the Section 302 tests is satisfied, shareholders must take into account not only the Shares that they actually own, but also any Shares they are deemed to own under the constructive ownership rules set forth in Section 318 of the Code. Pursuant to the constructive ownership rules, a shareholder is deemed to own constructively any Shares that are owned by certain related individuals or entities and any Shares that the shareholder has the right to acquire by exercise of an option.

A stock warrant, convertible debenture and an option to acquire an option each qualify as an option to acquire stock.

    The Redemption of a shareholder's Shares will be "substantially disproportionate" under Section 302 of the Code with respect to such shareholder if, among other things, the percentage of Shares actually and constructively owned by such shareholder immediately following the Merger is less than 80% of the percentage of Shares actually and constructively owned by such shareholder immediately prior to the Merger. Shareholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

    The Redemption of a shareholder's Shares will result in a "complete termination" of a shareholder's interest in the Company described in Section 302(b)(3) of the Code if either (a) all the Shares actually and constructively owned by the shareholder are sold in the Merger or (b) all the Shares actually owned by the shareholder are sold in the Merger and the shareholder is eligible to waive, and does effectively waive in accordance with Section 302(c) of the Code, attribution of all Shares that otherwise would be considered to be constructively owned by such shareholder.

    Even if the Redemption of a shareholder's Shares fails to satisfy the "substantially disproportionate" test or the "complete termination" test described above, the Redemption may nevertheless satisfy the "not essentially equivalent to a dividend" test if the shareholder's sale of Shares in the Merger results in a "meaningful reduction" in such shareholder's proportionate interest in the PCA Common Stock. Whether the receipt of cash by a shareholder will be considered "not essentially equivalent to a dividend" will depend upon such shareholder's facts and circumstances. In certain circumstances, even a small reduction in a shareholder's proportionate equity interest may satisfy this test. Shareholders should consult with their own tax advisors as to the application of this test to their particular situation.

    If a shareholder cannot satisfy any of the three tests described above and to the extent the Company has sufficient current or accumulated earnings and profits, such shareholder will be treated as having received a dividend which will be includible in gross income (and treated as ordinary income) in an amount equal to the cash received in respect of the Redemption of such shareholder's Shares (without regard to gain or loss, if any).

    In the case of a corporate shareholder, if the cash paid is treated as a dividend, such dividend income may be eligible for the dividends-received deduction. The dividends-received deduction generally equals 70 percent of the amount of the dividend but is subject to certain requirements and limitations. The primary requirement is that the deduction is available only if the corporate shareholder satisfies certain holding period requirements with respect to the Shares. The primary limitation is that the amount of the deduction is reduced or eliminated if the Shares are treated as "debt financed portfolio stock" in the hands of the corporate shareholder within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend would generally be treated as an "extraordinary dividend" under Section 1059(e)(1)(A) of the Code, in which case a corporate shareholder's adjusted tax basis in the Shares retained by such shareholder would be reduced, but not below zero, by the amount of the "nontaxed portion" of such dividend. The "nontaxed portion" of the dividend would equal the portion of the dividend eligible for the dividends-received deduction. If the nontaxed portion of the dividend exceeds the shareholder's adjusted tax basis in the Shares, the shareholder would recognize gain immediately in the tax year in which the extraordinary dividend is received or accrued. Corporate shareholders are urged to consult their own tax advisors as to the effect of Section 1059 of the Code on the treatment of cash received in the Merger.

    In the case of a shareholder who owns shares that have differing tax bases, it is not clear how such shareholder's bases in such Shares should be allocated between the Deemed Sale and the Redemption.

SHAREHOLDERS RETAINING STOCK AND RECEIVING NO CASH

    The Merger will have no U.S. federal income tax consequences for shareholders who retain their Shares and receive no cash. Accordingly, such a shareholder will not recognize any gain or loss as a result of the Merger.

FOREIGN SHAREHOLDERS--WITHHOLDING

    The following is a general discussion of certain U.S. federal income tax consequences of the Merger to non-U.S. shareholders. For this purpose, a non-U.S. shareholder is any person who is not, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

    In the case of any non-U.S. shareholder, the Exchange Agent will withhold 30% of the amount treated as paid by the Company to purchase the Shares of such shareholder in order to satisfy certain U.S. withholding requirements, unless such non-U.S. shareholder proves in a manner satisfactory to the Company and the Exchange Agent that either (i) the deemed purchase by the Company of his or her Shares pursuant to the Merger will qualify as a sale or exchange under Section 302 of the Code, rather than as a dividend for U.S. federal income tax purposes, in which case no withholding will be required, (ii) the non-U.S. shareholder is eligible for a reduced tax treaty rate with respect to dividend income, in which case the Exchange Agent will withhold at the reduced treaty rate or (iii) no U.S. withholding is otherwise required.

    Non-U.S. shareholders should consult their own tax advisors regarding the application of these withholding rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company must report annually to the IRS and to each shareholder the amount of dividends paid to such shareholder and the backup withholding tax, if any, withheld with respect to such dividends. Copies of these information returns also may be made available to the tax authorities in the country in which a non-U.S. shareholder resides under the provisions of an applicable income tax treaty.

    Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a non-U.S. shareholder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person).

    Payment of the proceeds of a sale of Shares by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder, and the broker or his or her agent does not have actual knowledge that such owner is a U.S. person, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Shares by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a non-U.S. person that derives 50% or more of his or her gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

    The Treasury Department issued final regulations that were published in the Federal Register on October 14, 1997 (the "Final Regulations") which affect the United States taxation of dividends paid to a foreign shareholder. The Final Regulations would, if applicable to the Merger, alter the foregoing rules in certain respects; however, the Final Regulations are generally effective with respect to dividends paid after December 31, 1999 (subject to certain transition rules), and should not apply to the Merger. Shareholders should consult their own tax advisors regarding questions about the Final Regulations.

ACCOUNTING TREATMENT

    The Merger will be accounted for as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities will not be affected by the Merger.

EFFECT ON STOCK OPTIONS AND EMPLOYEE BENEFIT MATTERS

    Immediately prior to the Effective Time, each Option to acquire shares of PCA Common Stock granted to employees and directors, whether vested or not, will be canceled and, in exchange therefore, as soon as practicable following the Effective Time, the holders of the Options will receive, with respect to each Option, a cash payment in an amount equal to the product of (x) the excess, if any, of $26.50 over the exercise price of the Option multiplied by (y) the number of shares of PCA Common Stock subject to such Option. Alternatively, Mergerco may separately agree with each holder of the Options to alternative treatment of that holder's Options.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain directors and executive officers of the Company may have interests, described herein, that present them with potential conflicts of interest in connection with the Merger. The Board is aware of the conflicts described below and considered them in addition to the other matters described under "THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger."

    John Grosso, the Company's President and Chief Executive Officer and a Director, has a provision in his employment agreement permitting him to terminate his employment and receive severance from the Company following a "change in control" as defined in such agreement. The Merger would constitute a "change in control" under Mr. Grosso's employment agreement. Mr. Grosso has indicated that he will terminate his employment agreement at the Effective Time and the Company will pay him the amount due in accordance with the terms and conditions of such agreement. Mr. Grosso and Jupiter have agreed that at the Effective Time the Surviving Corporation will enter into a new employment agreement with Mr. Grosso substantially identical to his current employment agreement with the Company except that it will not include such a "change in control" provision and will provide for an increase in annual salary from $304,000 to $350,000.

    It is also expected that Bruce A. Fisher, the Company's Chief Financial Officer, and Eric H. Jeltrup, the Company's Executive Vice President and Chief Technical Officer, will enter into amendments to their existing employment agreements with the Company as of Effective Time providing for base salary increases from $155,250 to $200,000 and from $220,000 to $250,000, respectively. Also, at the Effective Time, Jupiter has agreed that the Surviving Corporation will establish the New Option Plans under which shares of common stock equal to 12.5% of the outstanding shares immediately following the Effective Time will be reserved for issuance upon exercise of options to be granted to certain officers and employees, including Mr. Grosso, who will receive options for 2.5% of the outstanding shares, Mr. Fisher, who will receive options for 0.6% of the outstanding shares, and Mr. Jeltrup who will receive options for 1.0% of the outstanding shares. Of the options to be granted under the New Option Plans, 50% will vest over time and 50% will vest only if the Surviving Corporation meets certain performance goals.

    Time-vesting options will vest in equal portions on each of the first five anniversaries from grant. Performance-vesting options will vest provided the Company generates cumulative EBITDA for the fiscal years ending January 1999, 2000, 2001 and 2002 (the "Performance Option Calculation Period") equivalent to or greater than the sum of specified EBITDA targets for the comparable time period (which is approximately $195.6 million). At the conclusion of the Performance Option Calculation Period, a portion of the performance-vesting options will vest provided the Company achieves at least 90% of the cumulative EBITDA target; all such options will vest if the Company achieves 100% of the cumulative EBITDA target (vesting to be pro rata between 90% and 100%). In the event of a change in control (as defined in the New Option Plans) prior to the conclusion of the Performance Option Calculation Period, the vesting of the performance-vesting options will be based on Company performance versus management's projection of cumulative EBITDA from the Merger to the change in control. The EBITDA test will be adjusted if the Company makes any material acquisitions or divestitures. See "--Investors' Agreement."

    At the Effective Time, all outstanding Options (other than certain Options held by certain Management Shareholders who elect not to have such Options canceled) will be canceled and the holders thereof will receive the Option Consideration in lieu of the Merger Consideration, regardless of whether the Option would be exercisable at the Effective Time. The Directors of the Company, other than Mr. Grosso, hold a total of 116,300 Options and would be entitled to receive $1,536,800 aggregate Option Consideration at the Effective Time upon cancellation of their Options. The Options held by such Management Shareholders that are not canceled at the Effective Time will be become fully exercisable and vested at the Effective Time and will be retained as options to purchase Surviving Corporation Common Stock. Holders of Options will not be subject to proration. As of July 1, 1998, approximately 1,490,700 Options were outstanding. The Company estimates that the aggregate amount of the Option Consideration, assuming all Options are canceled, will be approximately $21,193,987.

    Pursuant to the Investors' Agreement, certain Management Shareholders are required to maintain equity in the Company following the Merger of at least $3.5 million but not more than $5.0 million (whether through the retention of Continuing Shares, valued at $26.50 per share, the retention of Options that the Management Shareholders elect not to have canceled at the Effective Time, valued at the amount of Option Consideration foregone by such election, or the purchase of shares of Surviving Corporation Common Stock immediately following the Effective Time at $26.50 per share).

    Pursuant to the Merger Agreement, the Company has agreed after the Effective Time to indemnify all present and former directors and officers of the Company with respect to all losses, claims, damages, liabilities, fees and expenses arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under North Carolina law and, subject to certain limitations, to maintain for a period of no less than six years the Company's existing directors' and officers' liability insurance policy or substitute policies of substantially similar coverage and amounts containing terms no less favorable to such directors and officers. See "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Indemnification and Insurance."

INVESTORS' AGREEMENT

    An Investors' Agreement (the "Investors' Agreement"), has been entered into between Jupiter and Management Shareholders, including Mr. Grosso, who own shares of Common Stock or Options. The Investors' Agreement requires the Management Shareholders to maintain equity in the Company following the Merger of at least $3.5 million but not more than $5.0 million (whether through the retention of Continuing Shares, valued at $26.50 per share, the retention of Options that the Management Shareholders elect not to have canceled at the Effective Time, valued at the amount of Option Consideration foregone by such election, or the purchase of shares of Surviving Corporation common stock immediately following the Effective Time at $26.50 per share). The Investors' Agreement (a) restricts transfers of the shares of common stock by the Management Shareholders until the earliest of (i) the public listing of the Surviving Company Common Stock, (ii) the date Jupiter owns less than 20% of the Shares it held as of the closing of the Merger, (iii) six months prior to the expiration of the options issued pursuant to the New Option Plans (which is generally 8 years from the date of grant), (iv) the occurrence of a "tag along transaction", which is defined therein as a transaction in which the executive officers have the right to sell a proportionate number of their Shares or Options on the same terms and conditions which Jupiter and other management shareholders are selling their Shares in a private transaction with third parties, or (v) the occurrence of an applicable "drag along transaction", which is defined therein as a transaction in which holders of Common Stock are required by Jupiter to sell a portion of their Shares and Options equivalent to the portion that Jupiter has agreed to sell to any person in such transaction, (b) permits the Management Shareholders to participate in certain sales of shares of Common Stock by Jupiter, (c) requires the Management Shareholders to sell shares of common stock in certain circumstances should Jupiter choose to sell any such shares owned by it, (d) subject to certain limitations requires Management Shareholders to offer to sell to the Company and Jupiter shares of common stock acquired upon exercise of Options after the Effective Time or pursuant to options granted by the Company after the Effective Time upon the Management Shareholder's termination of employment, (e) sets forth the terms of the New Option Plans following the Effective Time pursuant to which shares of Common Stock equal to up to 12.5% of the outstanding shares of common stock immediately following the Effective Time may be issued to officers and employees of the Company, including the Management Shareholders, and (f) provides for certain registration rights on customary terms.

NASDAQ LISTING

    Although pursuant to the Merger Agreement Mergerco has agreed not to take any action (subject to certain exceptions) to have the PCA Common Stock, which is currently traded on the NASDAQ National Market, delisted for at least three years after the Effective Time, the Company has been informed by the NASD that as a result of the Merger the Company's Common Stock may no longer meet the listing requirements for the NASDAQ National Market. In the event the Shares are de-listed from the NASDAQ National Market, they will trade only in the over-the-counter market. Although prices in respect of trades would be published by the NASD periodically in the "pink sheets," quotes for such Shares would not be readily available. As a result, it is anticipated that the Shares would trade much less frequently relative to the trading volume of PCA Common Stock prior to the Merger and shareholders may experience difficulty selling Shares or obtaining prices that reflect the value thereof. See "RISK FACTORS--Delisting; Loss of Liquidity."

RESALE OF PCA COMMON STOCK FOLLOWING THE MERGER

    The PCA Common Stock to be retained in connection with the Merger will be freely transferable, except that Shares of PCA Common Stock retained by any shareholder who may be deemed to be an "affiliate" (as defined under the Securities Act and generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock) of the Company for purposes of Rule 145 under the Securities Act will not be transferable except in compliance with the Securities Act.

MERGER FINANCING

    In order to (i) fund the payment of the Cash Merger Consideration and the Option Consideration, (ii) refinance certain outstanding indebtedness of the Company and (iii) pay the fees and expenses incurred in connection with the Merger, Mergerco has received commitments for: (a) an equity contribution from Jupiter in an amount of no less than $50.5 million and no more than $54.3 million (with the exact amount dependent upon the number of Continuing Shares);
(b) up to $150 million in senior debt financing pursuant to the New Credit Facility led by NationsBank and arranged by NationsBanc Montgomery Securities LLC ("NMS"); and (c) $100 million in Senior Subordinated Debt, either through the sale of such Senior Subordinated Debt to third parties or the issuance of bridge loans from NationsBridge and Chase.

NEW CREDIT FACILITY

    On April 20, 1998, Jupiter received a commitment letter from NationsBank to provide the New Credit Facility which is expected to be syndicated by NMS. The New Credit Facility will consist of $150 million of borrowings.

SENIOR SUBORDINATED DEBT

    The Company expects to issue senior subordinated notes in a private placement for resale pursuant to Rule 144A under the Securities Act of 1933, as amended. If such notes have not been issued at the time of the Merger, the Company intends to consummate the Bridge Loans, and thereafter utilize the proceeds of a future issuance of such senior subordinated notes to refinance the Bridge Loans.

    On April 20, 1998, Jupiter received a commitment letter from NationsBridge and Chase pursuant to which (i) NationsBridge and/or its affiliates will make up to $60.0 million in aggregate principal amount of Bridge Loans and (ii) Chase and/or its affiliates will make up to $40.0 million in aggregate principal amount of Bridge Loans. The Bridge Loans will be subordinated to up to $150 million of borrowings under the New Credit Facility.

MERGERCO EQUITY

    Prior to or immediately following the Effective Time, Jupiter has committed to purchase between 1,905,661 and 1,992,453 shares of common stock of Mergerco or the Surviving Corporation, as the case may be, at a price per share of $26.50, providing the Company with between $50.5 million and $54.3 million of equity (with the exact amount dependent upon the number of currently outstanding shares of PCA Common Stock that elect to remain outstanding following the Merger).

CONVERSION OF MERGERCO STOCK

    As a result of the Merger, in connection with an equity contribution of not less than $50.5 million and not more than $54.3 million, Mergerco and Jupiter will own between approximately 77% and 88% of the shares of the Surviving Corporation Common Stock expected to be outstanding after consummation of the Merger.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

    The following summarizes the material provisions of the Merger Agreement which appears as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

    The Merger Agreement provides that as soon as practicable after satisfaction or waiver of all conditions to the Merger, Mergerco will be merged with and into the Company, with the Company as the Surviving Corporation. The Merger will become effective at such time as the articles of merger are duly filed with the Secretary of State of the State of North Carolina or at such later time as is specified in the articles of merger. From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, immunities, powers and franchises of the Company and Mergerco, all as and to the extent provided under the NCBCA.

    At the Effective Time, each Share held by the Company as treasury stock or owned by Mergerco immediately prior to the Effective Time will be canceled, and no payment will be made with respect thereto; each share of common stock, par value $.01 per share, of Mergerco outstanding immediately prior to the Effective Time will be converted into and become one share of Surviving Corporation Common Stock; and each Share of PCA Common Stock outstanding immediately prior to the Effective Time will, except as otherwise provided with respect to Shares as to which appraisal rights have been exercised, be converted into the following: for each such Share with respect to which an election to retain PCA Common Stock has been effectively made, such Share shall remain outstanding as one fully paid and non-assessable share of Surviving Corporation Common Stock, and for each such Share other than Continuing Shares, the right to receive in cash from Mergerco an amount equal to $26.50.

PRORATION OF CONTINUING SHARES

    The Merger Agreement provides that, if holders elect in the aggregate to retain Continuing Shares in excess of the Maximum Continuing Number, then the number of Continuing Shares to be owned by such holders will be prorated based on the number of Continuing Shares each holder elected to retain (with fractional shares rounded down to the next whole number) so that only the Maximum Continuing Number will remain as Continuing Shares. With respect to shares as to which Continuing Share Elections are made but with respect to which no Continuing Shares will be issued by reason of the preceding sentence, such Continuing Share Elections will be deemed to be revoked and such shares will converted into the right to receive the Cash Merger Consideration.

    If holders elect in the aggregate to retain less than the Minimum Continuing Number, then (i) each holder that made a Continuing Share Election will retain the number of Continuing Shares set forth in such election and (ii) each holder (whether or not such holder made a Continuing Share Election) will receive a prorated (based on the total number of Shares owned by such shareholder as to which a Continuing Share Election has not been made) number of Continuing Shares (with fractional shares rounded up to the next whole number) so that the Minimum Continuing Number will remain outstanding as Continuing Shares. With respect to Shares as to which no continuing Share Election was made but which will remain outstanding as Continuing Shares by reason of the preceding sentence, such a Continuing Share Election shall be deemed to have been made.

THE SURVIVING CORPORATION

    The Restated Articles of Incorporation of the Company in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of Mergerco in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law (a) the directors of Mergerco at the Effective Time will be the directors of the Surviving Corporation, provided that Mergerco has agreed to offer Donald P. Greenberg, Bridgette P. Heller and Joseph H. Reich the opportunity to remain as directors following the Effective Time until their successor shares have been duly elected or appointed or qualified in accordance with applicable law and (b) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation. See "MANAGEMENT FOLLOWING THE MERGER."

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters;
(b) the authorization, execution, delivery, performance and enforceability of the Merger Agreement; (c) the Company's capital structure; (d) documents filed by the Company with the Commission and the accuracy of information contained therein; (e) the Company's financial statements; (f) the accuracy of information supplied by the Company in connection with this Proxy Statement/ Prospectus; (g) the absence of certain changes or events since the date of the most recent audited financial statements filed with the Commission, including material adverse changes with respect to the Company and the absence of material undisclosed liabilities; (h) pending or threatened material litigation; (i) filing of tax returns and payment of taxes; and (j) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and employment matters.

    The Merger Agreement also contains customary representations and warranties of Mergerco relating to, among other things, (a) organization, standing and similar corporate matters; (b) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (c) accuracy of information supplied by Mergerco in connection with this Proxy Statement/Prospectus; (d) financing commitments in connection with the Merger; and (e) Mergerco's capital structure.

CERTAIN PRE-CLOSING COVENANTS

    In the Merger Agreement, the Company has agreed that, prior the Effective Time, the Company and its subsidiaries will conduct business only in the ordinary and usual course consistent with past practice.

    The Merger Agreement also provides that, except as disclosed in a schedule or consented to by Mergerco, prior to the Effective Time the Company will not, among other things, (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any Shares, preferred stock or capital stock of it or any of its subsidiaries beneficially owned by it; (ii) amend its Restated Articles of Incorporation or bylaws or similar organizational documents; (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the subsidiaries of the Company; (iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (v) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class of the Company or its subsidiaries, other than shares reserved for issuance on the date of the Merger Agreement to the exercise of the Company's Options outstanding on the date hereof; (vi) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness or other liability; (vii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (viii) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or key employees, or adopt any new or amend or otherwise increase or accelerate the payment or vesting under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; (ix) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to, any officer, director or employee of the Company or any of its subsidiaries; (x) modify, amend or terminate any of its material agreements or waive, release or assign any material rights or claims thereunder, (xi) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Mergerco, and the Company shall use its reasonable commercial best efforts to maintain all such policies; (xii) incur or assume any long-term debt or any short-term indebtedness other than normal borrowings under the Company's existing revolving credit facility; (xiii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (xiv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary expense or advances to employees in accordance with past practice); and (xv) enter into any material commitment or transaction (including, but not limited to, any material borrowing, capital expenditure or purchase, sale or lease of assets or real estate).

NO SOLICITATION OF TRANSACTIONS

    The Merger Agreement provides that neither the Company nor any of its subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Mergerco, or any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). The Merger Agreement further provides that the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal: (x) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of the Company relating to any such transaction which the Board determines (based upon the advice of independent investment bankers for the Company) represents a superior transaction to the Merger for shareholders of the Company and (y) if the Board determines, only after receipt of advice from independent legal counsel, that the failure to provide such information or access or to engage in such discussions or negotiations could cause the Board to violate its fiduciary duties to the Company's shareholders under applicable law. The Merger Agreement further provides that the Company shall immediately (in any event within 24 hours) communicate to Mergerco the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction. As of the date this Proxy/ Registration Statement is first being mailed to shareholders, the Company has not received any proposals from any third parties relating to an Acquisition Proposal.

INDEMNIFICATION AND INSURANCE

    Pursuant to the Merger Agreement, after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under North Carolina law. The Merger Agreement provides that the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") including coverage with respect to claims arising from facts or events which occurred before the Effective Time for a period of not less than six years after the Effective Time, provided that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers. The Merger Agreement further provides that if the existing D&O Insurance expires, is terminated or canceled during such period, the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance, but in no event shall it be required to pay aggregate annual premiums for such insurance in excess of 150% of the aggregate annual premiums paid in 1998 and, in the event that the annual premium for insurance required to be obtained under the Merger Agreement exceeds such amount, the Surviving Corporation shall maintain as much of such insurance as may be maintained for such amount.

EMPLOYEE BENEFIT PLANS

    The Merger Agreement provides that, immediately prior to the Effective Time, the Company will cancel all Options under the Amended and Restated 1996 Omnibus Long-Term Compensation Plan, the 1990 Non-Qualified Stock Option Plan and the 1992 Non-Qualified Stock Option Plan (collectively, the "Stock Option Plans"). As soon as practicable following the Effective Time, each holder of an Option will receive from the Company, in respect of each Option so canceled, an amount equal to the excess, if any, of the Cash Merger Consolidation over the exercise price of such Option, multiplied by the number of Shares subject to such Option, without any interest thereon and after deducting taxes required to be withheld. Notwithstanding the foregoing, payment may be withheld in respect of any Option until any required consent of the holder is obtained. The surrender of an Option to the Company will be deemed a release of any and all rights the holder had or may have had in such Option, other than the right to receive the Option Consideration in respect thereof. Notwithstanding the foregoing, Mergerco may separately agree with holders on alternate treatment of their Options.

FINANCING

    Pursuant to the terms of the Merger Agreement, Mergerco will use commercially reasonable efforts to consummate the Merger Financing or alternative financing on terms similar to the Merger Financing and no more onerous than the terms of the Merger Financing.

NASDAQ LISTING

    Mergerco will not take any action, for at least three years after the Effective Time of the Merger, to cause the Common Stock to be delisted from NASDAQ, except that Mergerco may cause or permit the Common Stock to be de-listed in connection with any transaction which results in the termination of registration of such securities under Section 12 of the Exchange Act, and provided, further, that the foregoing will not require the Company to take any affirmative action to prevent the PCA Common Stock from being delisted by NASDAQ if the PCA Common Stock ceases to meet the applicable listing standards. See "RISK FACTORS--Delisting, Loss of Liquidity" and "THE MERGER--NASDAQ Listing."

COOPERATION AND REASONABLE BEST EFFORTS

    Pursuant to the Merger Agreement, and subject to certain conditions and limitations described therein, the parties have agreed to cooperate with each other and to use their respective reasonable best efforts to take certain specified and other actions, including cooperation in the arrangement of financing, so that the transactions contemplated by the Merger Agreement may be consummated.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

    Each party's obligation to effect the Merger is subject to satisfaction of a number of conditions, most of which may be waived by a specified party or parties. The most significant conditions to consummating the Merger include: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the Company's shareholders at the Special Meeting; (ii) the Company's representations and warranties set forth in the Merger Agreement (other than as to its capitalization and considered without regard to any materiality or material adverse effect qualification) shall be true and correct in all respects in each case when made and on the Closing Date as though made on and as of the Closing Date except at either time to the extent that the failure of such representations and warranties to be true and correct would not have or be reasonably likely to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the consummation of the Merger transactions or the Company's ability to perform its obligations under the Merger Agreement in a timely manner; in addition, the representations and warranties of the Company as to its capitalization shall be true and correct in all material respects on and as of the date made and as of the Closing Date; (iii) the Company shall have performed or complied in all material respects with all obligations, agreements or covenants required by the Merger Agreement to be performed or complied with by it; (iv) since the date of the Merger Agreement, there shall have been no material adverse change in the business, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; (v) all conditions to the availability of the Merger Financing contemplated by the commitment letters Mergerco has obtained shall have been met and such financing shall be available or alternative financing shall be available; (vi) all consents and waivers from third parties necessary in connection with the consummation of the Merger shall have been obtained, except to the extent that the failure to obtain such consents and waivers would not, individually or in the aggregate, have a materially adverse effect to the Company and its subsidiaries as a whole or a material adverse effect on the consummation of the transactions contemplated by the Merger Agreement; (vii) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and shall be in effect at the Effective Time; (viii) there shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; (ix) the holders of not more than 10% of the Company's outstanding shares shall have exercised dissenter's rights; and (x) the Company shall have canceled all outstanding stock options for the payment of the option spreads (other than the employee options which are agreed to stay outstanding).

TERMINATION

    The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company, by mutual consent of the boards of directors of Mergerco and the Company.

    The Merger Agreement may be further terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company, by either of the boards of directors of Mergerco or the Company: (i) if the Merger shall have not been consummated before October 31, 1998 (the "Termination Date"); provided, that a party that has willfully and materially breached a representation, warranty or covenant set forth in the Merger Agreement shall not be entitled to exercise its rights to terminate under this provision; (ii) if, upon a vote at a duly held meeting of the shareholders of the Company or any adjournment thereof, the shareholders of the Company shall not approve the Merger or the Merger Agreement; or (iii) if any Governmental Entity (as defined in the Merger Agreement) shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

    The Merger Agreement may be further terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company, by the Board of Directors of the Company: (i) if, prior to the Effective Time, the Board shall have (A) withdrawn, or modified or changed in a manner adverse to Mergerco its approval or recommendation of the Merger Agreement or the Merger in order to permit the Company to execute an agreement in principle or a definitive agreement providing for the acquisition of the Company by merger, consolidation or otherwise, on terms (including the per share consideration) determined by the Board (based upon the advice of independent investment bankers for the Company), to be superior for the shareholders of the Company as compared to the terms of the acquisition of the Company contemplated by the Merger Agreement, and (B) determined, only after receipt of advice from independent legal counsel to the Company, that the failure to take such action as set forth in the preceding clause (A) could cause the Board to violate its fiduciary duties to the Company's shareholders under applicable law; or (ii) if, prior to the Effective Time, Mergerco breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect, or if any representation or warranty of Mergerco set forth in the Merger Agreement shall have become untrue such that certain of the closing conditions set forth in the Merger Agreement of Mergerco are reasonably likely to be incapable of being satisfied by the Termination Date (as such date may otherwise be extended by agreement of the parties); provided, however, that the Board of Directors of the Company may terminate the Merger Agreement under this section (ii) only if such breach, failure of compliance or untruth, if it is capable of being cured, continues uncured for a period of ten (10) days after receipt by Mergerco of notice thereof from the Company; or

    The Merger Agreement may be further terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company, by the Board of Directors of Mergerco: (i) if, prior to the Effective Time, the Board of Directors of the Company shall have withdrawn, failed to reaffirm or modified or changed in a manner adverse to Mergerco its approval or recommendation of the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Mergerco or its affiliates (or the Board resolves to do any of the foregoing); or (ii) if, prior to the Effective Time, the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements or breaches any of its representations and warranties, or if any representation or warranty of the Company shall have become untrue such that certain of the closing conditions set forth in the Merger Agreement is reasonably likely to be incapable of being satisfied by the Termination Date (as such date may otherwise be extended by the agreement of the parties); provided, however, that the Board of Directors of Mergerco may terminate this Agreement under this provision only if the breach, failure of compliance or untruth referred to herein would have or would be reasonably likely to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the consummation of the Merger transactions or the Company's ability to perform its obligations under the Merger Agreement in a timely manner and, if such breach, failure of compliance or untruth is capable of being cured, the same continues uncured for a period of ten (10) days after receipt by the Company of notice thereof from Mergerco.

FEES AND EXPENSES

    Except as otherwise contemplated by the Merger Agreement, including the discussion below, all costs and expenses incurred in connection with the Merger will be paid by the party incurring such cost or expense.

    The Merger Agreement provides that the Company will pay Mergerco an amount equal to $6 million and all reasonable out-of-pocket fees and expenses incurred by Mergerco in connection with the Merger ("Fees and Expenses") if: (i) the Company terminates the Merger Agreement to support a superior alternative acquisition proposal, (ii) Mergerco terminates the Merger Agreement as a result of the Board having withdrawn, failed to reaffirm or adversely modified its approval or recommendation of the Merger or having recommended an alternative acquisition proposal or having executed an agreement relating to an alternative acquisition proposal, (iii) Mergerco terminates the Merger Agreement as a result of the Merger having not been consummated by October 31, 1998 (the "Termination Date") and the Company has failed to use commercially reasonable efforts to cause the Merger to occur or
(iv) either party terminates the Merger Agreement as a result of the Merger having not been consummated by the Termination Date or by the failure to obtain the requisite shareholder vote, and an alternative acquisition proposal or an intention to make an alternative acquisition proposal shall have been made to the Company or publicly announced at the time of such termination and within one year of such termination the Company enters into an alternative acquisition proposal.

    The Merger Agreement further provides that the Company will pay Mergerco all Fees and Expenses if: (i) Mergerco terminates the Merger Agreement as a result of the Company having breached or failed to comply with any of its covenants, representations or warranties such that any of the conditions to closing is reasonably likely to be incapable of being satisfied by the Termination Date or
(ii) the Company terminates the Merger Agreement at a time after Mergerco has given notice to the Company that Mergerco is or would be entitled to terminate the Merger Agreement under (i) above.

    The Company will also pay to Mergerco an amount equal to $6 million if (a) the Merger Agreement is terminated by either party if the Merger is not consummated by the Termination Date, or because the requisite shareholder vote has not been obtained and (b) at the time of such termination, a person or group of persons has acquired beneficial ownership of more than 20% (or, in the case of Centennial Partners L.P., 35%) in the aggregate of the PCA Common Stock and if, within one year of such termination, the Company enters into any alternative acquisition proposal.

AMENDMENT AND MODIFICATION

    The Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company, by written agreement of the parties at any time prior to the Closing Date; provided that after the approval of the Merger Agreement by the shareholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger consideration. In the event either or both of the parties amend or modify material conditions of the Merger Agreement, the Company will resolicit shareholder approval.

    Although the Board of Directors of the Company reserves the right to waive any conditions to the Merger without the approval of the Company's stockholders, the Company intends to solicit further approval of its stockholders in the event any such waiver would change the terms of the Merger in a way that would be materially adverse to such stockholders. The Company does not anticipate that a waiver of a material condition to the Merger will be required. In the event the Company or Mergerco decides to waive any conditions to the Merger without seeking shareholder approval, the shareholders may be subject to the risk that the Closing of the transaction may be delayed or that, once closed, the transaction may be subject to legal challenge.

                                  THE COMPANY

OVERVIEW

    PCA is engaged in the professional portrait photographic business, focusing on the pre-school segment of the market. PCA sells its products and services through two distribution channels: Kmart and Wal-Mart. As of May 3, 1998, the Company operated 2,034 portrait studios within Kmart and Wal-Mart stores and supercenters in the United States, Canada, Mexico, Puerto Rico and South America. PCA also operates a traveling studio business, providing portrait photography services in approximately 1,400 additional Wal-Mart retail locations as well as in churches and other institutions.

    From 1989 to 1994, PCA spent more than $55.0 million on (i) developing an integrated digital imaging system; (ii) upgrading its film developing and portrait processing laboratory; and (iii) increasing the number of permanent studios in Kmart stores. In 1993, PCA discontinued its department- store division, including adult/family and fashion/glamour studios and refocused its efforts on establishing permanent studios targeted at the pre-school market in the discount retail channel. From 1995 to the present, the Company has focused on expanding and diversifying its distribution network. In 1996, PCA began operating permanent Wal-Mart studios in Canada and the Western U.S. In 1997, PCA became Wal-Mart's exclusive provider of portrait photography services by virtue of its acquisition of American Studios, Inc. ("ASI") and the Wal-Mart portraiture businesses owned by ASI in January and the August purchase from Wal-Mart of 72 West Coast Wal-Mart portrait studios previously operated by Wal-Mart.

    In order to appreciate the strengths of PCA's integrated digital imaging operations, it is important to distinguish PCA's operations from non-digital portrait photography operations.

    NON-DIGITAL PORTRAIT PHOTOGRAPHY OPERATIONS. Traditionally, customers were attracted to permanent and traveling studios through advance advertising of a specially-priced promotional offer of an assortment of color portraits. In addition to such specially-priced offers, additional assortments of color portraits were made available at regular prices. Most of the profits were generated from the sale of these regularly-priced portraits. During the portrait session, the photographer took several exposures of the subject varying the pose and background. Upon completion of the photography session, customers paid appropriate sitting fees and returned three weeks later to view, for the first time, finished portraits. Following a photography session, film was sent to a portrait processing facility where it was developed, edited and processed. During the editing process, company personnel viewed all frames from a customer's session and selected the sizes and quantities of portraits to be processed for each pose. This "speculation" production method involved printing a large quantity of finished portraits in advance of the customer making a purchase decision. The portrait packages, consisting of the specially-priced promotional offer and additional assortments determined by Company personnel, were returned to the host store for viewing and purchase by the customers; any portraits not purchased were discarded as waste. The customer did not have the luxury of ordering additional portraits of their favorite poses, therefore limiting the Company's average sale potential to the amount of product produced. Since fully implementing its integrated digital imaging system in 1994, this "speculation" process no longer exists in PCA's domestic permanent studios.

    PCA'S INTEGRATED DIGITAL IMAGING SYSTEM. The integrated digital imaging system, installed in all of PCA's permanent studios, offers a superior portrait photography experience coupled with a more effective, customer-friendly selling process. During the digital portrait photography session, customers preview and approve each photographic image on a color monitor, thereby "buying into" the quality of each pose and expression. Following photography and during the same session, only selected and approved poses are transmitted to a digital sales system with proprietary software designed to step customers through the sales process. The integrated digital sales system enables customers to view all poses and customize a portrait collection. Customers choose the exact poses to be produced in the specific portrait sizes and quantities desired, facilitating higher sales averages. Furthermore, the integrated digital sales system has strengthened the Company's field organization by guiding a consistent sales approach. Beginning in the second half of 1994, PCA began to realize production cost savings (paper, chemicals, etc.) because portraits were printed based on specific customer orders, rather than on speculation, thus eliminating the cost associated with unsold portraits. After PCA's acquisition of ASI on January 27, 1997, PCA began the process of integrating ASI's operations, converting approximately 600 of ASI's permanent non-digital studios to PCA's integrated digital system and making modifications to approximately 250 of ASI's permanent digital studios and its processing center (which, unlike PCA's digital studios and processing center, did not use an integrated system). By July 1997, all of the former domestic ASI permanent locations had been upgraded to PCA's integrated digital imaging technology.

    Management believes that the conversion of ASI's studios has been largely responsible for the $15 increase in revenue per customer at the former ASI locations since January 27, 1997. The conversion of ASI's permanent locations is now complete, but the Company is also proposing to convert approximately 270 additional Wal-Mart locations that are currently served by traveling studios (which use non-digital technology) to permanent integrated digital studios.

    STUDIO EXPERIENCE. In the digital studio, a computerized video camera, mounted on the stationary portrait camera, captures images of the live subject being photographed for review on a color monitor. When a photograph is taken, the image is frozen on the screen. Should a pose be unsatisfactory to the customer (as is often the case with pre-school children) the photograph is re-taken. Beyond the pose for the advertised portrait collection, up to six additional poses are taken for the optional portrait collection. When the photography session ends, the sales presentation begins. The digital photographic images are sent to another computer in an adjacent room. There, the photographer/salesperson presents the photographic images on the sales computer screen and, prompted by a sales program designed by PCA's research and development staff, explains the portrait packages available. The customer chooses the poses, the sizes and quantities, as the package price is re-calculated and appears on the screen when each choice is made. The receipt is a laser print-out of the order, with the poses displayed. The customer either pays in full or makes a deposit and returns in two to three weeks to pick up the finished portraits. This is in sharp contrast to the non-digital system, under which the customer returns two to three weeks later to see the portraits for the first time with only limited selections of product to purchase.

    PERMANENT STUDIOS. The typical permanent studio occupies 250 square feet and consists of a camera room, a portrait viewing and sales area, and a reception area with point-of-sale computer. Generally, the permanent studio is staffed by one to three employees who perform both the photography and sales functions. Except for extended hours during certain holiday seasons, the majority of PCA's portrait studios are open from 10:00 a.m. to 7:00 p.m. either five or seven days a week.

    TRAVELING STUDIOS. Non-digital traveling studios operate in designated Wal-Mart stores at regularly scheduled intervals throughout the year. A traveling studio is operated for a period of approximately five days every seven to ten weeks in a host Wal-Mart store designated for traveling studio operations. The Company begins a traveling studio promotion by advertising a promotional offer of an assortment of color portraits at a special price several days prior to the scheduled arrival of the photographer at a host store. The traveling studio occupies approximately 100 square feet and consists of a table, camera, lights, and portable backdrops. Approximately three weeks after the photographs are taken, a sales associate sets up a temporary sales area in the host store and for one to five days assists the customers in selecting portraits for purchase. In traveling studios servicing Wal-Mart locations, customer volume per day is typically higher while purchase averages are generally lower than in permanent studios because of the non-digital technology used in traveling studios. During fiscal year 1997, PCA's Wal-Mart traveling studios serviced an average of 161 locations per week (each, a "promotion").

    PCA photographs a greater number of customers per location at permanent studios than through traveling studios since permanent studios are operated five to seven days per week, 52 weeks per year, while traveling studios typically service a store for only five days for a limited number of weeks per year. Additionally, since traveling studios do not employ the Company's integrated digital technology, the average customer purchase in a permanent studio is significantly higher than the average purchase in a traveling studio.

DISTRIBUTION CHANNELS

    The Company operates within the professional portrait photography industry, specializing in pre-school children's portraits offered through permanent and traveling studios and adult and family portraits provided through traveling studios in churches and other institutions.

U.S. DISCOUNT RETAIL CHANNEL OPERATIONS--WAL-MART AND KMART.

    The Company operates portrait studios in discount stores in all 50 states, principally servicing the pre-school portrait market. PCA's portrait studio operations contributed 92% of the Company's sales in fiscal year 1997, 87.2% in 1996 and 90.2% in 1995. At the end of fiscal 1997, the Company operated 1,953 permanent portrait studios in the United States.

    The Company seeks to maintain an advertising presence throughout the year in all geographic markets where the Company operates permanent studios by advertising under the name of its retail partners. Customers are attracted to the studio through a variety of advertising methods including in-store point-of-sale merchandising, television and newspaper advertising, and direct mail to current and prospective customers.

    In fiscal 1997, PCA became the nationwide portrait studio operator for Wal-Mart, building on a 15-year partnership established by ASI. As of May 3, 1998, the Company operated approximately 1,000 permanent studios in U.S. Wal-Mart stores and supercenters. The Company also services approximately 1,400 Wal-Mart stores in the United States approximately six times a year with non-digital traveling studios. The Company currently plans to open approximately 70 net new permanent studios domestically in 1998. The Company assumed ASI's license agreement with Wal-Mart when it acquired ASI on January 27, 1997. The license agreement with Wal-Mart may be terminated by either party at any time.

    Between January 26, 1997 and the end of the fiscal year, the Company acquired ASI (adding 832 U.S. permanent studios in Wal-Mart stores), opened 150 new U.S. permanent studios and closed 401 underperforming permanent studios, resulting in a net increase of 581 U.S. permanent studios. (As described more fully in "Management's Discussion and Analysis of Financial Conditions and Results of Operations," PCA's fiscal 1996 financial results do not reflect the operating results of ASI; however, studio counts at the end of 1996 do reflect the combined companies.) The Company also discontinued ASI's fashion photography services in Wal-Mart as well as PCA's pilot pet portraiture program in PETsMart. The Company utilized the assets from the discontinued services, including digital photography equipment, to upgrade former ASI Wal-Mart non-digital studios to PCA's integrated digital system and to upgrade certain existing Kmart locations.

    The Company has maintained a continuous business relationship with Kmart since 1967. The Company is party to a license agreement with Kmart that allows the Company to operate its permanent studios in U.S. Kmart stores under the Kmart name in exchange for a commission from the Company based on a percentage of sale from the permanent studio in each store. The license agreement expires May 9, 2001, and may be terminated by either party at any time before May 9, 2001 upon 180-days' notice.

    The Company assumed ASI's license agreement with Wal-Mart when it acquired ASI on January 27, 1997. The Company's U.S. license agreement with Wal-Mart may be terminated by either party at any time. The loss of the license to do business in U.S. Kmart stores, or U.S. Wal-Mart stores, or the closing of a significant number of U.S. Kmart or Wal-Mart stores, without replacement, could have a material adverse effect on the Company. See "--Recent Developments."

    U.S. INSTITUTIONAL PORTRAIT OPERATIONS. The Company's institutional operations accounted for 3.1%, 4.7%, and 4.6% of sales in fiscal years 1997, 1996, and 1995, respectively. The Company contracts with institutions, primarily church congregations, to photograph and sell individual and family group portraits of congregation members. The Company does not pay commissions to the hosting institutions, but provides a free photo directory to all members who agree to be photographed. Approximately three weeks after the photography session, the finished portraits are sent to the church or directly to the consumer. During fiscal 1997, the Company operated approximately 31 portable camera units on average each week for institutional promotions. The Company does not expect the number of portable units in service to change significantly during 1998.

    INTERNATIONAL PORTRAIT OPERATIONS. At the end of fiscal year 1997, the Company operated 122 portrait studios internationally in Wal-Mart stores, with 94 permanent digital studios in Canada, 26 in Mexico and 2 in Argentina. The Company's international studios contributed 4.3%, 4.4%, and 4.5% of sales for fiscal 1997, 1996, and 1995, respectively. International expansion added 38 new studios in 1997. Fiscal 1998 studio expansion plans include up to 25 new studios internationally.

    On February 9, 1996, the Company's Canadian subsidiary entered into a license agreement with Wal-Mart Canada, Inc. to operate portrait studios in Wal-Mart's stores in Canada. The Company's license agreement with Wal-Mart for Canada expires on a store-by-store basis five years after a store opens and may be terminated by either party, on a store-by-store basis, if certain minimum sales results are not achieved. See "RISK FACTORS--Risk of Loss of K-Mart and Wal-Mart Licenses."

    Over the last fiscal year, Wal-Mart has committed significant resources to acquiring and building discount stores outside the United States, including Cifra, S.A. a 400-store Mexican retail chain and Werthauf, a 21-store German retailer.

SALES AND MARKETING

    PCA's marketing team consists of 13 marketing professionals. The group's responsibilities include the creation and cost effective production and placement of all in-store advertising, in-studio displays and general multi-media advertising. Strategic marketing, cross-promotion development and communication with host store management is conducted by two senior marketing directors, one dedicated to each of the Kmart and Wal-Mart channels. Daily working relationships with external advertising agencies and free-lance support are managed by two production coordinators that also have an exclusive host store focus. The other members of the group provide a broad support base for both Wal-Mart and Kmart distribution channels, including media planning and analysis, studio sales support and customer/market research. The group also manages the proprietary customer database that allows the Company to apply targeted advertising strategies.

    Customers are attracted to the studios through a variety of advertising methods including in-store, point-of-sale merchandising, television and newspaper advertising, direct mail to prior and prospective customers and in-store cross-promotional efforts. The Company seeks to maintain an advertising presence throughout the year in all geographic markets where it operates permanent studios. Additionally, as a Wal-Mart and Kmart licensee, the Company is able to place its media advertising under the Wal-Mart and Kmart name at rates that are lower than those it could independently obtain.

    Studio managers participate in a certification program that develops their technical skills and ensures consistent portrait quality. This program permits studio managers to progress from Portrait Specialist to Portrait Artist, finally earning the Master Photographer designation. The studio managers are given the skills, knowledge, and authority to respond to any customer concern with an immediate solution, including support by a toll-free customer service line. Production and headquarters personnel also participate in training specifically designed to enhance the customer's total portrait experience.

RESEARCH AND DEVELOPMENT

    Led by Eric H. Jeltrup, the technology and development group consists of 22 employees that design and develop equipment and processes that are employed in PCA's processing lab and field studios. The group is divided into three basic areas: electronic engineering, mechanical engineering, and computer systems/software. The group designs and develops equipment used in the integrated automated production facility. Additionally, the group provides programming support for a network of process control and data management computers. Mechanical and electronic engineers also develop cameras, lighting and other systems for field photographers.

    The Company's software engineers designed the Company's proprietary digital sales and point-of-sale systems. They provide system support for ongoing changes in portrait-offer configurations and marketing promotions and advance the Company's systems on a continual basis by enhancing system features and incorporating evolving computer technologies.

    In 1997, the Company initiated a two-year research grant with the Cornell University Program of Computer Graphics. This relationship is directed by PCA Board member Donald P. Greenberg, Ph.D., Gould Schurman Professor of Computer Graphics at Cornell University. See "Management." The focus of the grant is to investigate evolving digital photography and computer technologies for commercial application and viability in the portrait studio industry. With the convergence of digital photographic imaging and advanced communications technologies, PCA continues to develop additional capabilities and technology applications.

MANUFACTURING AND FACILITIES

    The Company owns three facilities in the Charlotte, North Carolina, area. The primary facility serves as the Company's corporate headquarters, production facility, and warehouse and is approximately 166,000 square feet. The two other facilities were acquired through the ASI acquisition and include a 60,000 square foot processing and administrative facility and a 31,400 square foot distribution center.

    The PCA production facility handles approximately 85% of the Company's permanent studio film development (70% of total film development). The former ASI production facility is used for processing film for the traveling studios and the remaining studios. During the Christmas selling season, the busiest time during the year for the Company, PCA's manufacturing facilities operate at approximately 85% of capacity. Management believes its current manufacturing capacity is sufficient for the business going forward.

RAW MATERIALS AND SUPPLIERS

    The Agfa Division of Bayer Corporation is PCA's primary supplier of photographic film, paper, and processing chemicals. PCA renewed its supply contract with Agfa in August 1997 after receiving bids from other suppliers. PCA has not had significant difficulty obtaining its paper, film and portrait processing chemical supplies, and management considers the available alternative sources of such supplies to be adequate. Additionally, PCA has not found it necessary to carry significant amounts of inventory to ensure itself of a continuous allotment of raw materials.

    PCA builds its own cameras and has an adequate supply of cameras and camera components. The computer and video equipment used by PCA in its integrated digital imaging system consists of standard components that are readily available from multiple suppliers.

COMPETITION

    The professional portrait photography industry, including both permanent and traveling studios, is highly competitive and fragmented. The companies in the industry compete on the basis of price, service, package size and technology. In addition, for companies (such as the Company, CPI Corporation ("CPI") and Lifetouch, Inc. ("Lifetouch") located within retail hosts, the relative convenience of each company's retail host and consumer preferences for such retail hosts are important competitive factors. The major professional portrait studio companies, including CPI, Lifetouch and Olan Mills, Inc. ("Olan Mills"), operate permanent studios in retail chains and stand-alone locations. There are three primary channels in which companies compete: discount department stores, department stores, and stand-alone locations. The Company operates primarily in the discount department store channel, with studios in both Wal-Mart and Kmart. PCA competes directly with the department store segment for customer sittings including CPI at Sears and Lifetouch at JC Penney. In addition, there are many unaffiliated competitors. The following table summarizes the major industry players and their respective distribution channels:

                                                                                          # OF PERM.    SALES(2)
COMPANY                                                      CHANNEL        SITTINGS(1)   STUDIOS(2)      ($MM)
-----------------------------------------------------  -------------------  ------------  -----------  -----------
PCA..................................................  Kmart/Wal-Mart        4.6 million       2,075    $     234(3)
CPI..................................................  Sears                 5.4 million       1,026    $     304
Lifetouch(4).........................................  JC Penney/Target      2.9 million         560    $     150
Olan Mills(5)........................................  Independent           7.0 million       1,005    $     380

------------------------

Sources: PCA, latest available CPI Annual Reports and the Photofinishing News, Inc.

(1) PCA data as of fiscal year end 1997. All other data as of year end 1996.

(2) PCA and CPI data as of fiscal year end 1997. All other data as of year end 1996.

(3) Includes Kmart and Wal-Mart only.

(4) Excludes National School Studio, Senior Portrait and Yearbook divisions.

(5) Does not include school division or UK operations.

MARKET COVERAGE

    The Company has operations throughout the United States, with no single market representing more than 2.7% of sales and the Company's top 10 markets representing less than 21% of sales. A market is typically represented as a Designated Market Area (as defined by Nielsen Media Research, a division of the Dun & Bradstreet Corp to be a rigidly defined geographical area used by Nielson to identify television stations that best reach an area and attract the most viewers).

SEASONALITY

    Because of the retail nature of its services and its locations in discount stores, the Company's business is very seasonal. The Christmas season accounts for a high percentage of the Company's sales and earnings, and the Company's fourth fiscal quarter (late October through late January) typically produces a large percentage of annual sales and annual earnings. The fourth fiscal quarters of 1997, 1996 and 1995 accounted for approximately 31.2%, 33.2% and 32.2%, respectively, of sales, and 89.4%, 32.8% and 64.2%, respectively, of earnings for those years. Fiscal 1997 fourth quarter earnings as a percentage of total earnings were out of proportion compared to prior years due to significant costs incurred for restructuring the Company's digital studio operations, which led to operating losses in the first half of the year. The 1996 fourth quarter earnings would have accounted for 69.5% of annual earnings before giving effect to the $3.6 million after-tax charge for studio closure costs.

GOVERNMENTAL REGULATIONS

    The Company is subject to various federal and state laws and regulations, including the Occupational Safety and Health Act and federal and state environmental laws. The Company is not aware of any material violation of such laws and regulations. Continued compliance is not expected to have a material effect upon capital expenditures, earnings, or the competitive position of the Company.

EMPLOYEES

    At February 1, 1998, the Company had approximately 5,735 full-time and part-time employees, none of which are now or ever have been represented by labor unions. The Company believes employee relations are good.

INTELLECTUAL PROPERTY

    The Company owns certain patents, trademarks and licenses that it does not believe are material to its business.

LEGAL PROCEEDINGS

    On April 22, 1998, the Company and the members of its Board of Directors were sued by Harbor Finance Partners, a shareholder of the Company, to enjoin the Merger, or in the alternative, for damages. The lawsuit was filed in the Superior Court of Mecklenburg County, North Carolina. Harbor Finance Partners has alleged that the Company and its Directors breached their fiduciary duty to the shareholders in connection with the Merger. The Company and the Directors have denied these allegations and have stated that they will defend the lawsuit vigorously. However, should the plaintiffs be successful in the action, the transaction could be enjoined or the Company may be required to pay the plaintiffs the difference between the Cash Merger Consideration and the court's determination of the fair value of the Shares.

    On May 26, 1998, the Company and the Directors moved to dismiss the lawsuit on the basis that Harbor Finance Partners had failed to state a claim for which relief can be granted. As of July 21, 1998 a hearing date for that motion to dismiss has not yet been set by the Court.

RECENT DEVELOPMENTS

    In the fiscal year ended February 1, 1998, the Company eliminated certain underperforming businesses to concentrate on its portrait studio operations. The Company discontinued ASI's fashion photography services in Wal-Mart as well as PCA's pilot pet portraiture program in PETsMART. The Company utilized the assets from these discontinued services, including digital photography equipment, to upgrade former ASI Wal-Mart non-digital studios to PCA's integrated digital system and to upgrade certain existing Kmart locations.

    In April 1998, Kmart notified the Company that it would close 75 studios in which PCA is currently operating and would allow alternative portrait studio operators to service such locations. While Kmart has stated that it plans no further terminations in 1998, there can be no assurance that Kmart will not close additional PCA studio locations in the future or that it will retain PCA as its primary supplier of portrait photography services indefinitely. Under the terms of the licensing agreement between Kmart and PCA, PCA is required to exit these 75 studios within six months of notification, or around November 1, 1998. Kmart will also pay to PCA a termination fee of approximately $500,000 representing PCA's unamortized investment in leasehold improvements made in these specific 75 studios. These 75 studios generated approximately $8.0 million in revenue (which represents 8.2% of all Kmart revenues for the period) and approximately $1.7 million in income from operations before income taxes in fiscal 1997. Any significant reduction in the number of Kmart stores in which the Company operates, without replacement, could have a material adverse effect on the Company. See "RISK FACTORS--Risk of Loss of Kmart and Wal-Mart Licenses."

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected historical consolidated financial and operating data for and as of each of the fiscal years in the five-year period ended February 1, 1998 set forth below under the captions "Statement of Operating Data," "Other Data" and "Balance Sheet Data" have been derived from the Audited Consolidated Financial Statements of the Company. The selected historical consolidated financial and operating data set forth below for the quarters ended May 4, 1997 and May 3, 1998 have been derived from the Unaudited Consolidated Financial Statements of the Company and, in each case, include, in the opinion of management all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. Results of operations for the quarter ended May3, 1998 are not necessarily indicative of the results that may be expected for the entire year. The information presented below is qualified in its entirety by, and should be read in conjunction with, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                    FOR THE FISCAL YEAR ENDING APPROXIMATELY JANUARY 31,        QUARTER ENDED
                                                 ----------------------------------------------------------  --------------------
                                                                                                              MAY 4,     MAY 3,
                                                    1994        1995        1996      1997(1)       1998       1997       1998
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT RATIOS)                     (UNAUDITED)
STATEMENT OF OPERATING DATA:
Sales..........................................  $  149,150  $  144,881  $  144,715  $  156,099  $  242,899  $  58,692  $  54,662
Cost of sales(2)...............................     120,353     114,092     107,611     119,107     181,966     45,001     41,577
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------
Gross profit...................................      28,797      30,789      37,104      36,992      60,933     13,691     13,085
General and administrative expenses(3).........      20,594      22,936      23,782      31,676      38,070     10,632     10,428
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------
Income from operations before interest and
  income taxes.................................       8,203       7,853      13,322       5,316      22,863      3,059      2,657
Interest expense (income)......................          (5)        406         459         179       6,571      1,620      1,220
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------
Income from operations before income taxes.....       8,208       7,447      12,863       5,137      16,292      1,439      1,437
Income tax provision...........................       3,296       3,074       5,246       2,143       7,557        796        659
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------
Income from continuing operations..............       4,912       4,373       7,617       2,994(4)      8,735       643       778
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------
Net income.....................................  $    2,712  $    4,785  $    7,617  $    2,994(4) $    8,735 $     643 $     778
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------
                                                 ----------  ----------  ----------  ----------  ----------  ---------  ---------

OTHER DATA:
Ratio of long-term debt (noncurrent portion) to
  total capitalization(5)......................      --          --          --            0.64        0.48       0.64       0.47
Depreciation...................................  $    5,159  $    7,136  $    8,490  $    9,498  $   13,543  $   3,286  $   3,241
Amortization...................................      --          --          --          --           1,910        456        507
Capital expenditures...........................  $   21,875  $   14,698  $    6,309  $   13,424  $   12,086  $   3,363  $   1,785
Ratio of earnings to fixed charges(6)..........      --    (7)      19.3x      29.0x      29.7x        3.5x       1.9x       2.2x

                                                 FOR THE FISCAL YEAR ENDING APPROXIMATELY
                                                                JANUARY 31,                     QUARTER ENDED
                                               ---------------------------------------------  ------------------
                                                                                               MAY 4,    MAY 3,
                                                1994     1995     1996    1997(1)     1998      1997      1998
                                               -------  -------  -------  --------  --------  --------  --------

                                                                                                 (UNAUDITED)
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA AT PERIOD END:
Cash and cash equivalents....................  $ 5,119  $   312  $ 3,915  $  1,536  $ 12,290  $  3,735  $ 11,073
Working capital (deficit)....................   (4,321)  (6,697)  (3,878)  (18,472)  (20,334)  (20,200)  (19,668)
Total assets.................................   56,751   59,557   59,884   146,661   153,301   151,308   146,916
Long-term debt (noncurrent portion)..........    --       --       --       58,680    42,064    63,228    41,105
Stockholders' equity.........................  $30,296  $33,032  $31,235  $ 33,641  $ 44,689  $ 35,161  $ 45,712

------------------------

(1) PCA's operating results for the fiscal year ended February 2, 1997, do not include operating results from ASI, as the acquisition was accounted for by the purchase method at the fiscal year-end; balance sheet data include the assets and liabilities of the combined companies.

(2) Includes advertising and promotional costs, costs of photographic sales and store commissions and selling costs. Cost of sales February 1, 1998 includes non-recurring expenses of $1,153 associated with the closure of underperforming studios and redeployment of underutilized assets. See "Business--Recent Developments."

(3) Includes amortization of intangibles. General and administrative expenses for the quarter ended May 3, 1998 include non-recurring expenses of $618 associated with the Merger. General and administrative expenses for the fiscal year ended February 2, 1997 include non-recurring expenses of $6,000 associated with the closure of underperforming studios and redeployment of underutilized assets. See "Business--Recent Developments."

(4) Includes tax-effected non-recurring expenses of $3,600 associated with the closure of underperforming studios and redeployment of underutilized assets.

(5) Total capitalization is long-term debt and total shareholders' equity.

(6) For purposes of computing this ratio, earnings consist of income from operations before income taxes plus fixed charges. Fixed charges consist of net interest expense and amortization of deferred financing costs.

(7) For the fiscal year 1994, fixed charges were less than zero because of net interest income of $5.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma consolidated financial information (the "Pro Forma Financial Information") of the Company is based on historical audited consolidated financial statements of the Company and gives effect to the Merger and Merger Financing (collectively, the "Merger Transactions"). The pro forma statements of operations for the year ended February 1, 1998 gives effect to the Merger Transactions as if they had occurred at February 3, 1997 and for the quarter ended May 3, 1998 as if they had occurred at February 2, 1998. The pro forma balance sheet gives effect to the Merger Transactions as if they had occurred on May 3, 1998. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The Pro Forma Financial Information and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, which are incorporated by reference, and other financial information pertaining to the Company. The Pro Forma Financial Information does not purport to represent what the Company's actual results of operations or actual financial position would have been if the Merger Transactions in fact occurred on such dates or to project the Company's results of operations or financial position for any future period or date.

    While the exact timing, nature and amount of these costs are subject to change, the Company will incur various one-time cash charges currently estimated to be $35.1 million (as well as a one-time non-cash charge currently estimated to be $1.9 million) in connection with the proposed Merger Transactions.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

                       STATEMENT OF INCOME AND OTHER DATA

                                                                                FOR THE FISCAL YEAR ENDED
                                                                                   FEBRUARY 1, 1998 (1)
                                                                           ------------------------------------
                                                                                        PRO FORMA
                                                                           HISTORICAL  ADJUSTMENTS   PRO FORMA
                                                                           ----------  -----------  -----------

                                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
INCOME DATA:
Sales....................................................................  $  242,899                $ 242,899
Cost of sales (2)(3).....................................................     181,966                  181,966
                                                                           ----------               -----------
Gross profit.............................................................      60,933                   60,933
General and administrative expenses (4)..................................      38,070                   38,070
                                                                           ----------               -----------
Income from operations before interest and income taxes..................      22,863                   22,863
Interest expense, net....................................................       6,571   $  15,639(5)     22,210
                                                                           ----------  -----------  -----------
Income (loss) from operations before income taxes........................      16,292     (15,639)         653
Income tax provision.....................................................       7,557       6,256(6)      1,301
                                                                           ----------  -----------  -----------
Net income (loss)........................................................  $    8,735   $  (9,383)   $    (648)
                                                                           ----------  -----------  -----------
                                                                           ----------  -----------  -----------

OTHER DATA:
Weighted average number of shares
  Basic..................................................................       7,779                    2,387
  Diluted................................................................       8,195                    2,426
Basic and diluted earnings (loss) per share
  Basic..................................................................  $     1.12                $   (0.22)
  Diluted................................................................  $     1.07                $   (0.22)

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME AND
                                   OTHER DATA

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

                                                                               QUARTER ENDED MAY 3, 1998(1)
                                                                           -------------------------------------
                                                                                         PRO FORMA
                                                                           HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                                           -----------  -----------  -----------

                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA:
Sales....................................................................   $  54,662                 $  54,662
Cost of sales(2).........................................................      41,577                    41,577
                                                                           -----------               -----------
Gross profit.............................................................      13,085                    13,085
General and administrative expenses(4)(7)................................      10,428                    10,428
                                                                           -----------               -----------
Income from operations before interest and income taxes..................       2,657                     2,657
Interest expense, net....................................................       1,220    $   4,188(5)      5,408
                                                                           -----------  -----------  -----------
Income (loss) from operations before income taxes........................       1,437       (4,188)      (2,751)
Income tax provision (benefit)...........................................         659        1,675(6)     (1,016)
                                                                           -----------  -----------  -----------
Net income (loss)........................................................   $     778    $  (2,513)   $  (1,735)
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------

OTHER DATA:
Weighted average number of shares
  Basic..................................................................       7,932                     2,387
  Diluted................................................................       8,373                     2,426
Basic and diluted earnings (loss) per share
  Basic..................................................................   $    0.10                 $   (0.73)
  Diluted................................................................   $    0.09                 $   (0.73)

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
                                  OTHER DATA.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                CONSOLIDATED STATEMENTS OF INCOME AND OTHER DATA

(1) It is estimated that the Company will incur non-recurring charges of approximately $26,199 in the quarter in which the Merger is consummated. These non-recurring charges consist of a cash payment upon cancellation of stock options of approximately $19,660, a non-cash charge of $1,750 for rollover of options, a certain change in control cash payment of approximately $1,000, other cash fees of $1,860 and an estimated $1,929 non-cash write-off of unamortized financing expenses related to its existing credit facilities. Because these expenses are non-recurring, they have been excluded from the unaudited pro forma consolidated statements of income.

(2) Includes advertising and promotional costs, costs of photographic sales and store commissions and selling costs.

(3) Includes non-recurring expenses of $1,153 associated with the closure of underperforming studios and redeployment of underutilized assets. See "Business--Recent Developments."

(4) Includes amortization of intangibles.

(5) Adjustments to net interest expense:

                                                                                   FISCAL YEAR
                                                                                      ENDED         QUARTER
                                                                                   FEBRUARY 1,       ENDED
                                                                                      1998        MAY 3, 1998
                                                                                 ---------------  -----------
NEW LONG-TERM DEBT INSTRUMENTS:
New revolving credit facility..................................................     $     706      $      53
New term loans.................................................................         9,821          2,426
The Senior Subordinated Debt...................................................        10,250          2,563
New commitment fees............................................................            80             28
Other interest and bank charges................................................         1,353            338
                                                                                      -------     -----------
  Total new interest expense...................................................        22,210          5,408
Less net interest expense relating to the existing credit facility.............         6,571          1,220
                                                                                      -------     -----------
  TOTAL PRO FORMA ADJUSTMENT:..................................................     $  15,639      $   4,188
                                                                                      -------     -----------
                                                                                      -------     -----------

(6) The adjustments reflect the tax effect of the pro forma adjustments at a 40% effective tax rate.

(7) Includes non-recurring expenses of $618 associated with the Merger.

                         UNAUDITED PRO FORMA CONDENSED

                           CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

                                                                      AS OF MAY 3, 1998
                                                    -----------------------------------------------------
                                                    HISTORICAL     PRO FORMA ADJUSTMENTS        PRO FORMA
                                                    ----------    -----------------------       ---------

                                                                   DEBITS        CREDITS
                                                 ASSETS
Current assets:
  Cash and cash equivalents.......................   $  11,073    $277,800(1)    $286,817(2)    $   2,056
  Accounts receivable (net less allowance of
    $1,488).......................................       7,518                                      7,518
  Inventories.....................................       8,069                                      8,069
  Deferred income taxes...........................       4,788       8,544(3)                      13,332
  Prepaid expenses................................       1,247                                      1,247
                                                    ----------    --------       --------       ---------
Total current assets..............................      32,695     286,344        286,817          32,222
  Property, net...................................      53,325                                     53,325
  Intangible assets...............................      59,241                                     59,241
  Other assets....................................       1,655       7,840(4)       1,601(5)        7,894
                                                    ----------    --------       --------       ---------
Total assets......................................   $ 146,916    $294,184       $288,418       $ 152,682
                                                    ----------    --------       --------       ---------
                                                    ----------    --------       --------       ---------

                             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt...............   $   8,750    $  8,750(6)    $  4,500(1)    $   4,500
  Accounts payable--trade.........................      23,798                                     23,798
  Accrued insurance...............................       3,824                                      3,824
  Accrued income tax..............................       1,342       1,342(3)                           0
  Accrued compensation............................       4,792                                      4,792
  Other accrued liabilities.......................       9,858                                      9,858
                                                    ----------    --------       --------       ---------
Total current liabilities.........................      52,364      10,092          4,500          46,772
Long-term debt....................................      41,105      40,922(6)(7)  220,500(1)      220,683
Deferred income taxes.............................         107                                        107
Other liabilities.................................       7,628                                      7,628
                                                    ----------    --------       --------       ---------
Total liabilities.................................     101,204      51,014        225,000         275,190
Stockholders' equity (deficit) (8)................      45,712       1,929(5)(7)   52,800(1)     (122,508)
                                                                   200,169(9)       9,886(3)
                                                                    20,010(10)
                                                                     1,538(11)
                                                                     7,260(12)
                                                    ----------    --------       --------       ---------
Total liabilities and stockholders' equity
  (deficit).......................................   $ 146,916    $281,920       $287,686       $ 152,682
                                                    ----------    --------       --------       ---------
                                                    ----------    --------       --------       ---------

     SEE NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET
     (In thousands except for share prices, share amounts and percentages)

 (1) Represents funds received from the issuance of 1,992,453 shares of PCA common stock to Mergerco at $26.50 per share and issuance of new long-term indebtedness totaling $225,000.

 (2) Pro forma credits to cash and cash equivalents include:

     (i) An adjustment of $50,000 representing the repayment of the Company's existing long-term debt instruments (including an original issue discount of $328);

     (ii) An adjustment of $200,169 representing the repurchase of 7,553,539 shares of Common Stock at $26.50 per share;

     (iii) An adjustment of $20,010 for cash payments for cancellation of 1,381,600 stock options, including an estimate of payroll tax liabilities. (The rollover of options for 122,900 shares will be expensed. The option value is determined by the difference between $26.50 and the average exercise price of $12.27.

     (iv) An adjustment of $1,538 for the exercise of 150,000 warrants with an average exercise price of $16.25 and the repurchase of the same 150,000 shares at $26.50 per share; and

     (v) An adjustment of $15,100 for financing costs, professional fees and other expenses incurred in connection with the Merger, including $7,840 for deferred financing costs that will be amortized over the life of the related debt instruments.

 (3) The adjustments reflect the tax effect of the pro forma adjustments at a 40% effective tax rate.

 (4) Represents financing costs that will be amortized over the life of the related debt agreements.

 (5) Represents the write-off of unamortized deferred financing costs relating to the repayment of the Company's existing long-term debt instruments of $1,601.

 (6) Represents repayment of debt outstanding under the Company's existing long-term debt instruments.

 (7) Includes an original issue discount of $328.

 (8) Represents the impact of the pro forma adjustments to stockholders' equity:

ANALYSIS OF EQUITY
(UNAUDITED)                                                           PRO FORMA ADJUSTMENTS
(IN THOUSANDS)                                                 -----------------------------------
STOCKHOLDERS EQUITY (DEFICIT)                  HISTORICAL       DEBITS      CREDITS      PRO FORMA
---------------------------------------------  ----------      --------     --------     ---------
Common Stock.................................   $   1,589      $  1,511(9)  $    398(1)  $     477
Additional paid-in-capital...................   $  10,707      $198,658(9)  $ 52,402(1)  $  --
                                                               $  1,538(11) $137,088(**)
Retained earnings (deficit)..................   $  33,416(*)   $  1,601(5)  $  9,886(3)  $(122,985)
                                                               $    328(7)
                                                               $ 20,010(10)
                                                               $  7,260(12)
                                                               $137,088(**)
                                               ----------      --------     --------     ---------
  Total Stockholders' Equity (deficit).......   $  45,712      $367,994     $199,774     $(122,508)
                                               ----------      --------     --------     ---------
                                               ----------      --------     --------     ---------

------------------------

*   Includes cumulative foreign currency translation adjustment.

**  Reclassification of paid-in-capital debit balance to retained deficit.

 (9) Represents the repurchase of 7,553,539 shares of Common Stock at $26.50 per share.

 (10) Represents cash payments for cancellation of 1,381,600 stock options, including an estimate of payroll tax liabilities. The rollover of options for 122,900 shares will be expensed. The option value is determined by the difference between $26.50 and an average exercise price of $12.27.

 (11) Represents the exercise of 150,000 warrants with an average exercise price of $16.25 and the repurchase of the resulting 150,000 shares at $26.50 per share.

 (12) Represents financing costs, professional fees and other expenses incurred in connection with the Merger that will not be amortized.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the more detailed information and the historical financial statements and pro forma financial data included elsewhere in this Proxy Statement/ Prospectus. As used in this discussion and in "THE COMPANY," the terms "fiscal 1997," "fiscal year 1997" and "1997" refer to the fiscal year ended February 1, 1998, the terms "fiscal 1996," "fiscal year 1996" and "1996" refer to the fiscal year ended February 2, 1997, and the terms "fiscal 1995," "fiscal year 1995" and "1995" refer to the fiscal year ended January 28, 1996.

OPERATIONS

    FIRST QUARTER 1998 COMPARED WITH FIRST QUARTER 1997. Consolidated sales for the first quarter 1998 were $54.7 million, a decrease of 6.9% compared to sales of $58.7 million reported in the comparable fiscal 1997 quarter. The $4.0 million sales decline in the 1998 first quarter was due to discontinued and closed operations in fiscal 1997. During the first half of fiscal 1997, the Company discontinued its subsidiary's fashion photography business and PCA's pilot pet portrait operations, and closed 401 underperforming discount store portrait studios. These operations represented sales of approximately $8.0 million and losses before corporate overhead of $0.3 million in the fiscal 1997 first quarter. Excluding sales from these discontinued or closed operations in the fiscal 1997 first quarter, sales for PCA's 1998 first quarter increased $4.0 million or 7.8%. The $4.0 million sales increase for the 1998 first quarter is due principally to improved sales averages in the acquired Wal-Mart studios which benefitted from the conversion to PCA's digital imaging technology. Portrait studio sales through discount retailers represented $52.9 million or 96.7% of total sales for the fiscal 1998 first quarter. At May 3, 1998, the Company operated 2,034 portrait studios in discount stores. During the quarter, the Company opened 12 portrait studios and closed 53 studios, resulting in a net reduction of 41 studios from the year-end studio count of 2,075.

    Total costs and expenses as a percentage of sales increased to 95.1% in the 1998 first quarter from 94.8% in the first quarter of fiscal 1997. The 1998 quarter includes costs and expenses of $0.6 million or 1.1% of sales related to the execution of the merger agreement with Jupiter. Advertising and promotional expenses as a percentage of sales decreased to 6.2% for the fiscal 1998 first quarter from 7.4% in the fiscal 1997 first quarter, reflecting a less promotional environment in the discount retail segment. Cost of photographic sales decreased to 35.4% of sales from 37.1% of sales in the year-ago quarter principally due to cost savings resulting from the completion of the ASI integration and the conversion of 600 ASI studios in Wal-Mart to PCA's integrated digital technology system which lowered production costs per customer. Store commissions and selling expense as a percentage of sales increased to 34.4% in the 1998 first quarter versus 32.2% in the 1997 first quarter principally due to increased labor expense required to operate more traveling studio promotions and staffing requirements for additional seven-day studios. General and administrative expenses increased as a percentage of sales to 18.1% compared to 17.3% of sales in the fiscal 1997 quarter due to the $0.6 million of Merger costs.

    Net interest expense for the quarter ended May 3, 1998 was $1.2 million, or 2.3% of sales, as compared to $1.6 million, or 2.8% of sales, in the fiscal 1997 first quarter. The net interest expense on borrowings decreased as a result of a lower level of debt. See "Liquidity and Capital Resources."

    The income tax provision for the first quarter of 1998 was $0.7 million. This resulted in an effective tax rate for the 1998 quarter of 45.9% compared to 55.3% in the first quarter of 1997. The decrease in effective tax rate for the 1998 period is attributable to using the projected effective annual tax rate as compared to using the first quarter actual calculated rate in the same period in the prior year.

    Net income for the first quarter of fiscal 1998 increased 21.0% to $0.8 million or 1.4% of sales as compared to $0.6 million or 1.1% of sales in the same quarter of the prior year. Diluted earnings per share for the 1998 first quarter were $0.09 as compared to $0.08 diluted earnings per share in the fiscal 1997 quarter. Net income for the 1998 first quarter includes $0.4 million tax-effected expense, or $0.04 per diluted share, for previously mentioned expenses related to the execution of the merger agreement with Jupiter.

    1997 FISCAL YEAR COMPARED WITH 1996 FISCAL YEAR. Sales for fiscal year 1997 increased 55.6% to $242.9 million, compared to $156.1 million in fiscal year 1996. Fiscal 1997 was a 52-week year versus 53 weeks in fiscal 1996. The sales increase of $86.8 million in fiscal 1997 was attributable to the Company's acquisition of ASI's Wal-Mart distribution channel, net of discontinued businesses, and to a lesser degree, studio expansion and increased customer purchase averages realized in each of the Company's retail channels. PCA's financial results for fiscal 1996 do not include the operating results of ASI while studio counts reflect the combined companies at the end of fiscal 1996.

    Total operating costs and expenses as a percentage of sales declined 2.2 percentage points to 90.6% in fiscal 1997 compared to 92.8% in fiscal 1996, before the 1996 fourth quarter pretax charge of $6.0 million to reflect the closing of 401 underperforming portrait studios. Advertising and promotional costs as a percentage of sales were 6.9% in 1997, versus 10.4% in 1996, reflecting a less promotional environment in the discount retail segment. Costs of photographic sales increased to 35.3% of sales in 1997, compared to 33.7% of sales in 1996, principally due to higher labor costs to operate ASI's non-digital studios for half the year and traveling studios for the full year. Store commission and selling costs increased to 32.8% of sales in 1997, compared to 32.3% the prior year. Increased labor expenses related to staffing requirements to operate more seven-day studios in discount stores was a primary factor for the rise in direct selling cost. General and administrative expenses declined 1.5% to 14.9% of sales in fiscal 1997 compared to 16.4% (before the $6.0 million 1996 fourth quarter pretax change) of sales in fiscal 1996. This decline is principally the result of cost savings from the consolidation of field and corporate general and administrative functions.

    Income from operations increased to $22.9 million or 9.4% of sales in fiscal 1997 versus $11.3 million or 7.2% of sales in fiscal 1996 (stated before the 1996 studio closure charge). This 102.0% increase in 1997 reflects one full year of operations of ASI, as well as the elimination of underperforming operations and improved performance of the Company's portrait studio operations. Fiscal 1997 operating costs include $1.9 million for amortization of intangible assets relating to the acquisition of ASI.

    Pretax income increased to $16.3 million or 6.7% of sales in fiscal 1997 compared to $5.1 million or 3.3% of sales in the prior year. Fiscal 1996 pretax income includes a $6.0 million charge for studio closure costs noted above. Fiscal 1997 net interest expense was $6.6 million compared to $0.2 million in 1996, reflecting an increase in indebtedness related to the acquisition of ASI.

    Income tax provision for 1997 was $7.6 million as compared to $2.1 million in 1996. The fiscal 1997 tax provision as a percentage of pretax income was 46.4% versus 41.7% in 1996. The increase in the effective tax rate in 1997 was due to amortization of intangibles related to the ASI acquisition, which are not deductible for tax purposes. Net income in 1997 was $8.7 million or 3.6% of sales compared to $3.0 million or 1.9% of sales in 1996. Fiscal 1997 earnings per share on a diluted basis were $1.07 compared to $0.38 in fiscal 1996. Fiscal 1996 results include the previously mentioned studio closure charge, which reduced net income by $3.6 million after tax or $0.46 per diluted share.

    1996 FISCAL YEAR COMPARED WITH 1995 FISCAL YEAR. Sales for fiscal year 1996 increased 7.9% to $156.1 million, compared to $144.7 million in fiscal year 1995. The sales increase of $11.4 million in fiscal 1996 was attributable to the Company's diversification strategy (expansion of Wal-Mart stores and the pilot pet portraiture program), which led to an increase in the number of customers served. Fiscal 1996 was a 53-week year versus 52 weeks in fiscal 1995. On a comparable 52-week basis, sales increased 6.5%.

    In 1996, PCA diversified its retail partnerships; consequently, sales through the retail distribution channel increased to reflect this strategy. Sales through U.S. Kmart portrait studios were $135.1 million, or 86.5% of total sales; and Wal-Mart portrait studio sales, both international and domestic, were $6.6 million, or 4.2% of sales. PCA's Institutional Division and pet portrait pilot program provided an aggregate of $13.3 million, or 8.5% of sales. In 1995, U.S. Kmart studios provided sales of $130.6 million, or 90.2% of sales; and PCA's pilot pet portrait and institutional sales provided sales of $7.5 million, or 5.2% of sales.

    Total operating costs and expenses increased 10.2%, before the fourth quarter charge of $6.0 million to close underperforming portrait studios, and accounted for 92.8% of sales compared to 90.8% of sales in 1995. Advertising and promotional costs as a percentage of sales were 10.4%, versus 10.2% in 1995. Cost of photographic sales increased $4.9 million, or 10.3%, to 33.7% of sales in 1996, compared to 32.9% of sales in 1995, due principally to the increase in customers photographed. Store commission and selling costs increased to 32.3% of sales, compared to 31.2% the prior year. Labor costs associated with the pilot pet portrait program and staffing requirements to operate more seven-day studios in discount store permanent studios caused the increase in direct selling cost.

    General and administrative expense levels before the fourth quarter charge were 16.4% of sales for 1996, similar to prior year's level. The Company recorded a pretax charge of $6.0 million for the closing of 401 portrait studios which were not meeting the Company's profitability objectives. This charge includes the write-off of leasehold improvements and other fixed assets in these stores, separation pay, cost to restore the studios to the same condition they were in prior to the Company installing the portrait studio, and customer refunds.

    Income from operations, before the charge to close 401 portrait studios, declined to 7.2% of sales from 9.2% of sales in 1995, a direct result of the investment spending initiatives to pursue the Company's diversification objectives. The costs associated with the pilot pet portrait expansion, the Wal-Mart expansion, and overall costs to support the diversification activities were the principal reasons for the operating margin decline.

    Pretax income declined 60.1% to $5.1 million, compared to $12.9 million in 1995. This pretax figure includes the $6.0 million charge for studio closure costs noted above. Net interest expense declined 60.9% due to repayment of borrowings to fund the Company's repurchase of over $7.7 million of stock in 1995. Income tax provision for 1996 was $2.1 million as compared to $5.2 million in 1995. The tax provision as a percentage of income was 41.7% versus 40.8% in 1995. The increase in effective tax rate was generally attributable to losses in the pet portraiture pilot operation which did not generate state tax benefits. Net income in 1996 was $3.0 million, or $0.38 per diluted share, including the previously mentioned charge, which reduced per share earnings by $0.46, compared to $7.6 million, or $0.96 per diluted share in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to the Merger, the Company's principal sources of working capital were cash flow from operations and borrowing under its revolving line of credit. Generally, due to the seasonality of the Company's operations, cash is consumed during the first fiscal quarter and generated during the remaining fiscal quarters. Cash flow from operating activities was $29.5 million during fiscal 1997, up $11.9 million from fiscal 1996, principally the result of net income increasing $5.7 million and an increase of $6.0 million in depreciation and amortization in the first year following the merger with ASI. Cash flow from operating activities was $1.3 million for the quarter ended May 3, 1998. At February 1, 1998, the Company had $12.3 million in cash and cash equivalents, $4.3 million in letters of credit, and $20.7 million available under its revolving credit facility. At May 3, 1998, the Company had $11.1 million in cash and cash equivalents and no short-term borrowings. Effective May 21, 1998, the Company reduced the maximum balance of its revolving line of credit to $15.0 million from $25.0 million.

    EBITDA was $38.3 million in fiscal 1997, up from $14.8 million in fiscal 1996. Cash flow enabled the Company to reduce long-term borrowings and pay dividends. EBITDA for the quarter ended May 3, 1998 was $7.0 million, before deducting costs associated with the Merger, up from $6.8 million the quarter ended May 4, 1997.

    During fiscal 1997, the Company had property additions of $12.1 million, principally for materials and equipment for the addition of new permanent studios in Wal-Mart and Kmart, the upgrading of certain processing equipment in the Company's two laboratory and processing facilities, and new computing equipment in the corporate office. During the 1998 first quarter, the Company had property additions of $1.8 million principally for materials and equipment for the new permanent studios in the U.S. and Canada. For the fiscal year 1998, the Company expects to spend approximately $11.0 million in capital expenditures, including the opening of new permanent portrait studios, the refurbishment of existing studios and the purchase of laboratory equipment.

    At February 1, 1998 shareholders' equity was $44.7 million, an increase of $11.0 million. For the 1997 fiscal year, net income added $8.7 million to shareholders' equity, and dividends paid totaled $1.6 million. During fiscal 1997, exercised stock options contributed $4.2 million to shareholders' equity. At May 3, 1998, shareholders' equity was $45.7 million. Net income for the 1998 first quarter added $0.8 million to shareholders' equity and dividends paid in the quarter amounted to $0.6 million. Options exercised in the first quarter of fiscal 1998 contributed $0.7 million to shareholders' equity.

    The Merger will have a substantial impact on the Company's current capital structure. The recapitalized Company will be significantly more highly leveraged and, accordingly, the Merger will result in substantial changes to the Company's debt-to-equity ratio and its related debt service requirements.

    The Company will also incur various non-recurring cash costs currently estimated to be $35.1 million (as well as a non-recurring non-cash charge currently estimated to be $1.9 million) in connection with the proposed Merger, and the exact timing, nature and amount of these costs are subject to change. It is currently estimated that the Company will incur non-recurring charges of approximately $26.2 million in the quarter in which the Merger is consummated. These non-recurring charges consist of a cash payment upon cancellation of stock options of approximately $19.6 million, a non-cash charge of $1.8 million for rollover of options, certain change in control cash payments of approximately $1.0 million, other cash fees of $1.9 million, and an estimated $1.9 million non-cash write-off of unamortized financing expenses related to its existing credit facilities. The $19.6 million stock option cancellation expense assumes that approximately 1,381,600 options are canceled and approximately 122,900 options are rolled over by current option holders. The unaudited pro forma consolidated balance sheet at May 3, 1998 reflects the above costs, net of a $9.9 million tax benefit. Because these expenses are non-recurring, they have been excluded from the unaudited pro forma consolidated statement of income for the year-ended February 2, 1998. In addition, financing-related expenses of approximately $7.8 million will be capitalized and amortized over the expected life of the Company's indebtedness. It is estimated that the Company will incur additional non-recurring costs of $4.4 million in the quarter in which the Merger is consummated related to the formation of Mergerco and other corporate matters. As a result of the foregoing, the Company will incur a net loss in the quarter in which the Merger is recorded. Because this loss will result directly from the non-recurring charges incurred in connection with the Merger, the Company does not expect this loss to materially impact its ongoing operations or liquidity. See "Pro Forma Condensed Consolidated Financial Information."

    Following the Merger, the Company's principal sources of liquidity will be cash flow from operations and borrowings under the Revolving Credit Facility. The Company's principal uses of cash will be debt service requirements, capital expenditures, research and development and working capital. In connection with future acquisitions, the Company may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof. No future acquisitions are under discussion at this time.

    Concurrently with the consummation of the Merger, the Company is expected to borrow all $125.0 million under the term loan portion of the New Credit Facilities ("Term Loan Facilities"). As of May 3, 1998, on a pro forma adjusted basis giving effect to the Merger and the Merger Transactions, approximately $20.7 million would have been available for additional borrowing under the Bank Facility, the

Company having drawn $4.3 million in letters of credit. In addition, the Company expects to incur $100.0 million of debt, represented by the Senior Subordinated Debt. Each financing is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation with respect to such financing.

    Borrowings under the New Credit Facility will bear interest at a rate per annum equal to a margin over, at the Company's option, LIBOR or a Base Rate. The Revolving Credit Facility will mature five years after the closing date. The Term Loan Facilities will be amortized over five and seven years, respectively. The New Credit Facility will be secured by substantially all of the assets of the Company and its direct and indirect domestic subsidiaries, subject to certain limitations with respect to foreign subsidiaries, and contains customary covenants and events of default, including substantial restrictions on the Company's ability to declare dividends or distributions. In addition, the New Credit Facility will be guaranteed by such subsidiaries. The New Credit Facility will be subject to mandatory prepayment with the proceeds of certain asset sales, certain equity issuances and certain funded debt issuances for borrowed money, and with a portion of the Company's Excess Cash Flow (as defined in the New Credit Facility).

    The proceeds of the Offering, the New Credit Facility and the equity contribution by Jupiter and management will be used to finance the payment of the cash portion of the Merger consideration, to refinance the outstanding indebtedness of the Company, to pay fees and expenses incurred in connection with the Merger and to provide for working capital and general corporate purposes of the Company.

    The Company's ability to make scheduled payments of principal of, or to pay the interest or other costs and expenses, if any, on, or to refinance, its indebtedness (including the Senior Subordinated Debt), or to fund planned capital expenditures and research and development expense will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations, management believes that cash flow from operations and available cash, together with available borrowings under the New Credit Facility, will be adequate to meet the Company's future liquidity needs for at least the next several years. The Company may, however, need to refinance all or a portion of the principal of the Senior Subordinated Debt on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the New Credit Facility in an amount sufficient to enable the Company to service its indebtedness, including the Senior Subordinated Debt, or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. See "Risk Factors--Leverage."

YEAR 2000 ISSUES

    During 1997, the Company upgraded its mainframe computer hardware to a version that is designed to be year 2000 compliant and vendor-supported into the new millennium. The Company has initiated plans to correct programming code in existing computer software applications as the year 2000 approaches. The Company will utilize both internal and external resources to reprogram Company-developed applications, install up-to-date releases of purchased systems, and test all systems for year 2000 compliance. The Company continues to evaluate its various systems to determine the most cost-effective corrective action which could include replacement of certain systems. The Company currently believes that reprogramming will be completed by the first quarter of 1999. The cost to correct year 2000 program code is expected to be $0.8 to $1.2 million and will be expensed over the next two years.

INFLATION

    Over the past few years, inflation has not had a significant impact on the Company's financial condition or results of operations.

COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires the reporting of comprehensive income in financial statements by all entities that provide a full set of financial statements. The Statement is effective for fiscal years beginning after December 15, 1997. Management of the Company does not expect that the adoption of SFAS No. 130 will have a material impact on the Company's financial position or results of operation.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires disclosures of and provides accounting guidance for reporting information about operating segments in annual financial statements. The Statement is effective for fiscal years beginning after December 15, 1997. The Company has not yet determined how the Statement will affect its reporting of financial information.

                      DESCRIPTION OF COMPANY CAPITAL STOCK

GENERAL

    The Company is authorized under its Restated Articles of Incorporation, as amended, to issue an aggregate of 20,000,000 shares of common stock, par value $.20 per share, 2,000,000 shares of preferred stock, par value $10.00 per share, which may be issued in one or more series ("Undesignated Preferred Stock"), and 69,790 shares of preferred stock, par value $8.00 per share ("Senior Preferred Stock"; Senior Preferred Stock and Undesignated Preferred Stock are referred to collectively as the "Preferred Stock"). Currently, there are no shares of Preferred Stock issued or outstanding. The following is a summary of certain of the rights and privileges pertaining to the PCA Common Stock and Preferred Stock. For a full description of the Company's capital stock, reference is made to the Company's Restated Articles of Incorporation, as amended, currently in effect, a copy of which is on file with the Commission. The Company's Restated Articles of Incorporation will not be amended by virtue of the Merger.

COMMON STOCK

VOTING RIGHTS

    The holders of the Company's Common Stock are entitled to one vote per share on all matters submitted for action by the shareholders.

DIVIDEND RIGHTS

    Holders of the Company's Common Stock are entitled to share equally, share for share, if dividends are declared on Common Stock, whether payable in cash, property or securities of the Company. Rights of the holders of Common Stock with respect to the declaration and payment of dividends are subject to the senior rights of the holders of Preferred Stock, if any.

LIQUIDATION AND OTHER RIGHTS

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment has been made from the funds available therefore to the holders of Preferred Stock, if any, for the full amount to which they are entitled, the holders of the shares of Common Stock are entitled to share equally, share for share, in the assets available for distribution. Holders of Common Stock have no conversion, redemption or preemptive rights.

UNDESIGNATED PREFERRED STOCK

    The Board has the authority to issue shares of the Company's Undesignated Preferred Stock in one or more series, and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Undesignated Preferred Stock. The rights, preferences, privileges and restrictions with respect to shares of all series of Undesignated Preferred Stock must be identical other than with respect to the dividend rate, if any, the price and conditions of redemption, the amount payable upon voluntary or involuntary liquidation, sinking fund provisions for redemption or purchase of shares, and the terms and conditions on which shares may be converted. The rights, preferences, privileges and restrictions with respect to shares issued in any one series of Undesignated Preferred Stock must be identical.

SENIOR PREFERRED STOCK

SENIOR CLASS OF STOCK

    The Company's Senior Preferred Stock, if issued, will rank senior to the PCA Common Stock and any series of Undesignated Preferred Stock with respect to the right to receive dividends and upon distribution of assets upon any liquidation of the Company.

DIVIDENDS

    Holders of Senior Preferred Stock will be entitled to receive cumulative dividends, when and as declared by the Board, at the rate of 8% per annum, and no more, payable quarterly on the first day of each of the months of January, April, July and October. Dividends will accrue and accumulate from the date the shares are issued. So long as any shares of Senior Preferred Stock are outstanding, the Company may not declare or pay any dividends on, or otherwise make any distribution in respect of, or redeem or repurchase any, shares of Common Stock or Undesignated Preferred Stock unless all accrued dividends on outstanding shares of Senior Preferred Stock have been paid or funds for the payment thereof have been irrevocably set aside in trust.

LIQUIDATION PREFERENCE

    The Senior Preferred Stock will have a liquidation preference of $8.00 per share, plus accrued and unpaid dividends, if any.

VOTING RIGHTS

    Holders of the Senior Preferred Stock will have the right to vote on all matters presented for approval of the Company's shareholders and shall have one vote per share. Holders of Senior Preferred Stock will vote as a group with holders of Common Stock on all matters presented for shareholder approval, except that holders of Senior Preferred Stock will vote as a separate group as required by law or to approve any amendment to the Company's articles of incorporation to amend, alter or repeal any provision that would adversely affect any of the rights, preferences or privileges with respect to the Senior Preferred Stock.

REDEMPTION

    If issued, shares of Senior Preferred Stock may be redeemed by the Company at any time upon written notice and payment of $8.00 per share and all accrued and unpaid dividends through the date of redemption. If less than all outstanding shares of Senior Preferred Stock are to be redeemed, the shares to be redeemed will be selected in such manner as the Board may determine.

CONVERSION

    If issued, each share of Senior Preferred Stock may be converted at the option of the holder thereof at any time after the last day of the sixtieth month following the date the share was issued into one share of Common Stock. If a share of Senior Preferred Stock is called for redemption, however, such share may not be converted into a share of Common Stock at any time after the date fixed for redemption.

NO PREEMPTIVE RIGHTS

    Holders of Senior Preferred Stock will have no preemptive rights.

CERTAIN PROVISIONS OF NORTH CAROLINA CORPORATION LAW

SHAREHOLDER PROTECTION ACT

    The NCBCA contains a Shareholder Protection Act, which severely limits mergers with, and asset sales or leases to, any person that beneficially owns 20% or more of a North Carolina public corporation's voting shares without the affirmative vote of the holders of 95% of the corporation's voting shares entitled to vote on the matter. The Board has exercised the Company's right under the Shareholder Protection Act to opt out of the coverage of such Act by adopting a bylaw provision stating that the Company will not be covered by such Act.

CONTROL SHARE ACQUISITION ACT

    The NCBCA contains a Control Share Acquisition Act which provides that "control shares" of a North Carolina public corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by shareholders in the election of directors, excluding shares of stock as to which the acquiring person, officers of the corporation and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock beneficially owned by such person, would entitle the acquiror to exercise voting power in electing directors equal to or greater than the following levels of voting power: (i) one-fifth, (ii) one-third, or (iii) a majority of all voting power. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions. The Board has exercised the Company's right under the Control Share Acquisition Act to opt out of the coverage of such Act by adopting a bylaw provision stating that the Company will not be covered by such Act.

EXCHANGE AGENT AND REGISTRAR

    The Company's exchange agent and registrar for the PCA Common Stock following the Merger will be Wachovia Bank, N.A.

CAPITAL STOCK OF THE COMPANY FOLLOWING THE MERGER

COMMON STOCK AND PREFERRED STOCK

    After the Merger, the Restated Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation and the Surviving Corporation will have the same authorized capital stock as the Company. The Company has authorized 20,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, par value $10.00 per share (the "10.00 Preferred Stock"), and 69,790 shares of preferred stock, par value $8.00 per share (the "$8.00 Preferred Stock").

                       MANAGEMENT AND BOARD OF DIRECTORS
                                 OF THE COMPANY

MANAGEMENT

NAME                                                    AGE                      POSITIONS AND OFFICES
--------------------------------------------------      ---      -----------------------------------------------------
John Grosso.......................................          51   President, Chief Executive Officer, and Director

Eric H. Jeltrup...................................          53   Executive Vice President and Chief Technical Officer

J. Robert Wren Jr.................................          51   Executive Vice President and General Counsel

Bruce A. Fisher...................................          48   Senior Vice President and Chief Financial Officer and
                                                                 Secretary

R. Michael Spencer................................          50   Senior Vice President and Treasurer

    Mr. Grosso joined PCA in 1987 as President and Chief Executive Officer. Prior to joining PCA, Mr. Grosso was President and Chief Executive Officer of Nimslo International, Ltd., a company that provided professional portrait services to Sears in the Northeast United States. Mr. Grosso was Vice President of Worldwide Marketing for that company prior to becoming its President and CEO. Prior to working for Nimslo Corporation, Mr. Grosso worked for 10 years at Polaroid Corporation, and during his last 3 years at Polaroid was director of marketing for North American amateur photographic products. He is a 1969 graduate of George Washington University.

    Mr. Jeltrup is responsible for developing the Company's integrated digital imaging technology. He has been with the Company in various positions ranging from research and development to production and distribution since 1976. From 1972 to 1976, he managed several engineering projects for Sperry Microwave, a division of Sperry Rand, relating to airborne doppler radar. From 1967 to 1972, Mr. Jeltrup held various positions in radar and telephone systems engineering, while at General Precision, a division of Singer Kearfott. He received a Bachelor of Electrical Engineering from Rensselaer Polytechnic Institute in 1967 and a Masters of Electrical Engineering from the University of South Florida in 1975.

    Mr. Wren joined PCA in January 1997, with PCA's acquisition of ASI, as Executive Vice President and General Counsel. Prior to that, and since 1995, Mr. Wren served as Chief Executive Officer of ASI. From 1993 to 1995, Mr. Wren served as Director, Executive Vice President and General Counsel of ASI. From 1980 to 1992, Mr. Wren worked as a partner and associate at various law firms focusing on corporate law, mergers and acquisitions, tax and real estate. From 1974 to 1979, Mr. Wren was an associate, partner and Director of Tax with Cherry, Bekaert and Holland, a regional firm of certified public accountants. Mr. Wren is a 1969 graduate of Wake Forest University. He received his J.D., with honors, in 1972 from George Washington University Law School, and a Masters in Business Administration in 1973 from the University of Pennsylvania, Wharton Graduate School of Business.

    Mr. Fisher has been with the Company in various positions in accounting and finance since 1977. He was promoted to Chief Financial Officer and Secretary in 1994. From 1973 to 1977, Mr. Fisher worked as a financial analyst with Korf Industries and Midrex Corporation. In 1973, he graduated from the University of Toledo with a degree in finance.

    Mr. Spencer has been with PCA in various positions in accounting and finance since 1973. He was promoted to Senior Vice President and Treasurer in 1994. Mr. Spencer worked with Haskins & Sells (currently Deloitte & Touche) in Greensboro, NC, from 1970-1973 as a senior assistant accountant. He received his Accounting degree from Wake Forest University in 1970 and his CPA license in 1972 from the State of North Carolina.

BOARD OF DIRECTORS

    The following table sets forth certain information relating to each director of the Company as of March 4, 1998. All directors, except Ms. Heller, have been heretofore elected by the shareholders. Ms. Heller was appointed a director on March 4, 1998.

                         NAME, PRINCIPAL
                 OCCUPATION, BUSINESS EXPERIENCE
                     DURING LAST FIVE YEARS,                                         POSITIONS AND OFFICES       DIRECTOR
                       OTHER DIRECTORSHIPS                              AGE            WITH THE COMPANY            SINCE
------------------------------------------------------------------      ---      -----------------------------  -----------
JOSEPH H. REICH...................................................          63   Chairman of the Board                1987
Managing Partner of Centennial Associates, L.P. since
April 1989.

JOHN GROSSO.......................................................          51   President, Chief Executive           1987
President and Chief Executive Officer of the Company since 1987.                 Officer, and Director

PETER B. FOREMAN..................................................          62   Director                             1994
President of Sirius Corporation since 1994; Founding Partner of
Harris Associates, L.P. from 1976-1993. Director of Eagle Food
Centers, Inc. and Glacier Water Services, Inc. Director of
National Picture & Frame Company from 1994 to 1997.

GEORGE FRIEDMAN...................................................          63   Director                             1994
Private investor. Chairman and CEO of Parallel Communications,
Inc. from 1994 to 1997, was engaged in private business in 1993 and was Chairman and CEO of Gryphon Developments Ltd. from 1986 to
1992.

DONALD P. GREENBERG, PH.D.........................................          64   Director                             1996
Faculty of Cornell University since 1968. Director, Program of
Computer Graphics, Cornell University, since 1973. Founding
Director, National Science and Technology Center for Computer
Graphics and Scientific Visualization. Director of Data
Broadcasting Corporation since 1995 and Chyron Corporation since
1996.

BRIDGETTE P. HELLER...............................................          36   Director                             1998
General Manager GEVALIA Kaffe, a division of Kraft Foods, since
1996. Various positions with Kraft Foods since 1985.

CHARLOTTE H. MASON, PH.D..........................................          42   Director                             1995
Associate Professor, The Kenan-Flagler Business School, The
University of North Carolina, since 1985.

ALBERT F. SLOAN...................................................          68   Director                             1981
Director of Bassett Furniture Industries, Inc. and RichFood
Holdings, Inc. for more than five years, and Cato Corporation since 1994.

STANLEY TULCHIN...................................................          71   Director                             1987
Director and Chairman of the Board of Reprise Capital Corporation
and Stanley Tulchin Associates, Director of the Topps Company,
Inc. and Chairman of the Board of STA Credit Corporation for at
least five years.

                             EXECUTIVE COMPENSATION

    The following sets forth certain compensation information with regard to the Company's chief executive officer and each of the next four most highly compensated executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM COMPENSATION
                                                                          --------------------------------------------
                                                                                AWARDS
                                             ANNUAL COMPENSATION          -------------------
                                     -----------------------------------      SECURITIES
                                       FISCAL       SALARY      BONUS         UNDERLYING       ALL OTHER COMPENSATION
NAME AND PRINCIPAL POSITION             YEAR         ($)         ($)          OPTIONS (#)              ($)(1)
-----------------------------------  -----------  ----------  ----------  -------------------  -----------------------
John Grosso........................        1997   $  254,100  $   38,115               0              $   6,560
  President                                1996      248,325     120,000          50,000                  2,193
  Chief Executive Officer                  1995      228,881      68,664               0                  7,566

J. Robert Wren, Jr.................        1997      250,000      31,250               0                  6,560(2)
  Executive Vice President                 1996            0           0(3)              0(3)                 0
  General Counsel                          1995            0           0               0                      0

Eric H. Jeltrup....................        1997      210,271      26,284               0                  6,560
  Executive Vice President                 1996      194,987      41,248               0                  2,193
  Chief Technical Officer                  1995      186,500      55,950          25,000                  7,566

Bruce A. Fisher....................        1997      155,250      15,525               0                  6,413
  Senior Vice President                    1996      153,938      43,090               0                  2,193
  Chief Financial Officer                  1995      148,750      44,625               0                  7,532

R. Michael Spencer.................        1997      144,900      14,490               0                  5,985
  Senior Vice President                    1996      143,675      31,551               0                  2,110
  Treasurer                                1995      138,638      27,728               0                  7,021

------------------------

(1) Company's portion of Profit Sharing Plan contribution.

(2) The Company paid Mr. Wren $539,000 to terminate an employment and noncompete agreement between Mr. Wren and ASI and $168,750 to purchase Mr. Wren's ASI stock options.

(3) $75,000 was paid to Mr. Wren for services rendered to ASI and he received a grant of 150,000 PCA options with an exercise price of $17.125 in connection with the termination of his services to ASI.

                               OPTION GRANT TABLE

OPTIONS GRANTED IN THE LAST FISCAL YEAR AND POTENTIAL REALIZABLE VALUES

                                                                                                    POTENTIAL REALIZABLE
                                                                                                      VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF STOCK
                                    NUMBER OF         PERCENT OF                                   PRICE APPRECIATION FOR
                                   SECURITIES        TOTAL OPTIONS     EXERCISE OR                     OPTION TERM(2)
                               UNDERLYING OPTIONS     GRANTED IN       BASE SHARE     EXPIRATION   ----------------------
NAME                               GRANTED (#)      FISCAL YEAR(1)   PRICE ($/SHARE)     DATE        5%($)       10%($)
-----------------------------  -------------------  ---------------  ---------------  -----------  ----------  ----------
John Grosso..................          50,000               72.5%       $   16.25         3/5/02   $  203,125  $  406,250

J. Robert Wren, Jr...........               0             --               --             --           --          --

Eric H. Jeltrup..............               0             --               --             --           --          --

Bruce A. Fisher..............               0             --               --             --           --          --

R. Michael Spencer...........               0             --               --             --           --          --

------------------------

(1) The options vested April 9, 1998.

(2) These values are hypothetical; there is no assurance that the stock will achieve these rates of appreciation.

    The following table sets forth certain information with respect to options exercised in the most recent fiscal year by the officers named in the Summary Compensation Table and remaining options held at the end of the most recent fiscal year.

                   OPTIONS EXERCISED AND YEAR-END VALUE TABLE

AGGREGATED OPTIONS EXERCISED IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                             NUMBER OF
                                                                            SECURITIES
                                                                            UNDERLYING            VALUE OF
                                                                            UNEXERCISED      UNEXERCISED IN-THE-
                                                                          OPTIONS HELD AT    MONEY OPTIONS HELD
                                        SHARES ACQUIRED      VALUE       FISCAL YEAR END -   AT FISCAL YEAR END
                                          ON EXERCISE      REALIZED        EXERCISABLE/         EXERCISABLE/
NAME                                          (#)             ($)        UNEXERCISABLE (#)   UNEXERCISABLE($)(1)
--------------------------------------  ---------------  -------------  -------------------  -------------------
John Grosso...........................             0               0        144,500/65,000     1,851,625/488,750

J. Robert Wren, Jr....................             0               0        50,000/100,000       256,500/513,000

Eric H. Jeltrup.......................             0               0         80,000/25,000     1,349,500/294,250

Bruce A. Fisher.......................        10,000          88,750          23,000/7,000        262,250/87,750

R. Michael Spencer....................        15,000         310,925          27,000/3,000        263,250/36,750

------------------------

(1)   Based on closing price of $22.25 per Share on Feburary 1, 1998.

                  STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table shows the beneficial ownership as of March 31, 1998, of each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's PCA Common Stock:

                                                                              AMOUNT AND NATURE
NAME AND ADDRESS                                                                OF BENEFICIAL         PERCENT
OF BENEFICIAL OWNER                                                               OWNERSHIP          OF CLASS
--------------------------------------------------------------------------  ----------------------  -----------
Centennial Associates, L.P................................................          2,018,957(1)          25.4%
c/o Mr. Joseph H. Reich
900 Third Avenue
New York, New York 10022

Mr. Joseph H. Reich.......................................................            508,150(1)              %(2)
900 Third Avenue                                                                    2,018,957(2)          31.8
New York, New York 10022                                                            2,527,107(1)

Furman Selz, LLC..........................................................            552,400              7.0%
c/o Ms. Valerie King
230 Park Avenue
New York, New York 10169

Reprise Capital Corporation...............................................            490,494(3)           6.2%
c/o Mr. Stanley Tulchin
400 Post Avenue
Westbury, New York 11590

Reich & Tang Asset Management.............................................            484,500              6.1%
600 Fifth Avenue
New York, New York 10020

Putnam Investments, Inc...................................................            427,200(4)           5.4%
One Post Office Square
Boston, Massachusetts 02109

------------------------

(1) See Note (4) to the table under "Stock Ownership of Directors and Executive Officers" below.

(2) Includes shares listed as owned by Centennial Associates, L.P. listed above. Joseph H. Reich is deemed the beneficial owner of shares held by Centennial Associates, L.P. due to his position as Managing Partner of that entity.

(3) Includes certain shares as to which Mr. Tulchin disclaims beneficial ownership. See Notes (2) and (6) to the table under "Stock Ownership of Directors and Executive Officers" below.

(4) Certain Putnam investment managers (together with their parent corporations, Putnam Investments, Inc. and Marsh & McLennan Companies, Inc.) are considered "beneficial owners" in the aggregate of 427,200 shares, or 5.4% of shares outstanding, of the PCA Common Stock, which shares were acquired for investment purposes by such investment managers for certain of their advisory clients.

              STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table shows the beneficial stock ownership as of March 31, 1998, of each of the current directors and executive officers of the Company and of all directors and executive officers as a group of the outstanding shares of the Company's Common Stock, which is the only class of voting securities outstanding. Each of the individuals listed below possesses sole voting and investment power with respect to the shares listed opposite his or her name, unless noted otherwise:

                                                                   AMOUNT AND NATURE OF
                                                                        BENEFICIAL         PERCENT
NAME                                                                   OWNERSHIP(1)       OF CLASS
-----------------------------------------------------------------  --------------------  -----------
Peter B. Foreman.................................................           283,908(2)(3)        3.6%
George Friedman..................................................            28,100(2)            *
Donald P. Greenberg..............................................            13,200(2)            *
John Grosso......................................................           258,400(2)          3.2%
Bridgette P. Heller..............................................                 0              --
Charlotte H. Mason...............................................             6,300(2)            *
Joseph H. Reich..................................................         2,527,107(4)         31.8%
Albert F. Sloan..................................................            17,950(2)(5)          *
Stanley Tulchin..................................................           490,494(2)(6)        6.2%
Eric H. Jeltrup..................................................           109,300(2)          1.4%
J. Robert Wren, Jr...............................................            52,500(2)            *
Bruce A. Fisher..................................................            48,835(2)            *
R. Michael Spencer...............................................            30,454(2)            *
All Executive Officers and Directors as a group (13
  persons)(7)....................................................         3,866,548(2)         46.0%

------------------------

*   Less than 1% of the outstanding shares of PCA Common Stock.

(1) Pursuant to Rule 13d-3 promulgated under the Exchange Act, beneficial ownership of a security consists of sole or shared voting power (including power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship or otherwise.

(2) The numbers and percentages of shares shown in the table above include stock options covering PCA Common Stock exercisable within 60 days of March 31, 1998 as follows: Mr. Fisher--23,000; Mr. Foreman--20,600; Mr. Friedman--19,200; Mr. Greenberg--12,900; Mr. Grosso--194,500; Mr.
    Jeltrup--80,000; Ms. Mason--6,000; Mr. Sloan--16,100; Mr. Spencer--27,000;
    Mr. Tulchin-- 9,100; and Mr. Wren--50,000; and all executive officers and directors as a group (including such individuals)--458,400. Such persons and members of such group disclaim any beneficial ownership of the shares subject to such Options.

(3) Mr. Foreman is a limited partner in Centennial Associates, L.P. owning less than a 5% interest therein. The Shares shown exclude any indirect ownership of the Company's shares which might be attributable to him by reason of his limited partnership interest. The Shares shown are held by Descendants Trust F/B/O Peter B. Foreman under Jane Revocable Trust DTD 1/30/84.

(4) Joseph H. Reich and Centennial Associates, L.P. have jointly reported beneficial ownership of 312,050 and 2,018,957 Shares, respectively, and that each of such persons had sole dispositive power or sole investment power with respect to the Shares held individually by each of them. In addition, the Pumpkin Foundation, a 501(c)(3) charitable organization has reported beneficial ownership of 196,100 shares and that Joseph H. and Carol F. Reich, of the Pumpkin Foundation as trustees, had shared dispositive power or shared investment power with respect to such Shares. Such persons have stated that the fact that their beneficial ownership was reported jointly did not constitute an admission that each of them should be deemed to be part of a group.

(5) Includes 450 Shares beneficially owned by Mr. Sloan's wife as to which he disclaims beneficial ownership.

(6) Includes (i) 77,591 Shares beneficially owned by Mr. Tulchin, (ii) 330,803 Shares beneficially owned by Reprise Capital Corporation of which Stanley Tulchin is Chairman of the Board and he and his brother, Norman Tulchin, are each 35% equity owners, (iii) 15,000 Shares owned by a trust for Jill Tulchin of which Mr. Tulchin is a trustee and disclaims any beneficial ownership and (iv) 58,000 Shares owned by a charitable trust of which Mr. Tulchin is a trustee and disclaims any beneficial ownership. Stanley Tulchin disclaims beneficial ownership of the Shares owned by Reprise Capital Corporation.

(7) All Options held by such directors and executive officers vest upon the occurrence of a change of control such as the Merger. On the Effective Date of the Merger, the following Options will be vested: Peter B. Foreman--25,400; George Friedman--24,000; Donald P. Greenberg--12,900; John Grosso-- 209,500; Bridgette P. Heller--10,000; Charlotte H. Mason--10,000; Albert F. Sloan--20,900; Stanley Tulchin--13,100; Eric H. Jeltrup--105,000;
    J. Robert Wren, Jr.--150,000; Bruce A. Fisher--30,000; R. Michael Spencer--30,000.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

    Mr. Grosso entered into an employment agreement with the Company in June 1997. The employment agreement provides for a base salary of $254,100 initially, an increase to $304,000 as of June 9, 1998 and periodic reviews by, and adjustments in the discretion of, the Board. The employment agreement also allows Mr. Grosso to participate in any management bonus program and earn up to 60% of his base salary for the year. The employment agreement is terminable with or without cause by the Company and at will by Mr. Grosso following a change in control (as defined therein). Severance benefits payable to Mr. Grosso in the event the Company terminates his employment without cause or in the event of his death or disability consist of a cash payment of 48 months of average monthly compensation received during the preceding five-year period and the vesting of all options previously granted to Mr. Grosso. The amount Mr. Grosso is to receive in the event he terminates his employment following a change of control of the Company consists of a cash payment equal to 35.99 months of his average monthly compensation received during the preceding five-year period and the vesting of all options received to Mr. Grosso. Mr. Grosso has agreed not to compete with the Company for a period of two years after termination of his employment for any reason. Mr. Grosso has indicated that he will terminate his employment agreement at the Effective Time and the Company will pay him the amount due pursuant to the terms of the agreement. Mr. Grosso will enter into a new employment agreement with the Company at the Effective Time substantially identical to his current employment agreement except that it will not include a "change in control" provision and will provide for an increase in annual salary from $304,000 to $350,000 as well as participation in the New Options Plans for 2.5% of the outstanding shares. See "THE MERGER-- Interests of Certain Persons in the Merger."

    Mr. Jeltrup entered into an employment agreement with the Company in June 1997. The employment agreement provides for a base salary of $220,000 initially and periodic reviews by, and adjustments in the discretion of, the Board. The employment agreement also allows Mr. Jeltrup to participate in any management bonus program and earn up to 50% of his base salary for the year. The employment agreement is terminable with or without cause by the Company. Severance benefits payable to Mr. Jeltrup in the event the Company terminates his employment without cause or in the event of his death or disability consist of a cash payment of 36 months of average monthly compensation received during the preceding five-year period and the vesting of all options previously granted to Mr. Jeltrup. Mr. Jeltrup has agreed not to compete with the Company for a period of two years after termination of his employment for any reason. Mr. Jeltrup will enter into an amendment to this employment agreement with the Company at the Effective Time providing for a base annual salary increase from $220,000 to $250,000 and participation in the New Options Plans for 1.0% of the outstanding shares. See "THE MERGER--Interests of Certain Persons in the Merger."

    Mr. Fisher entered into an employment agreement with the Company in June 1997. The employment agreement provides for a base salary of $155,250 initially and periodic reviews by, and adjustments in the discretion of, the Board. The employment agreement also allows Mr. Fisher to participate in any management bonus program and earn up to 40% of his base salary for the year. The employment agreement is terminable with or without cause by the Company. Severance benefits payable to Mr. Fisher in the event the Company terminates his employment without cause or in the event of his death or disability consist of a cash payment of 36 months of average monthly compensation received during the preceding five-year period and the vesting of all options previously granted to Mr. Fisher. Mr. Fisher has agreed not to compete with the Company for a period of two years after termination of his employment for any reason. Mr. Fisher will enter into an amendment to this employment agreement with the Company at the Effective Time providing for a base annual salary increase from $155,250 to $200,000 and a participation in the New Options Plans for 0.6% of the outstanding shares. See "THE MERGER--Interests of Certain Persons in the Merger."

    Mr. Wren entered into an employment agreement with the Company as of January 28, 1997 for a non-renewable term of three years. The employment agreement provides for a base salary of $250,000. The employment agreement is terminable with or without cause by the Company. Severance payable to Mr. Wren in the event the Company terminates his employment without cause (i) equals the base salary for the balance of the term during the first twelve months of the term, (ii) equals 200% of the base salary after the first twelve months of the term and
(iii) equals the base salary at the end of the term. Mr. Wren may terminate his employment with the Company after the first twelve month of the term. Severance payable to Mr. Wren in the event he terminates his employment (i) during the second twelve months of the term equals 200% of the base salary, (ii) during the third twelve months equals 100% of the base salary and (iii) at any time after the three-year period equals the base salary in twelve monthly installments. Mr. Wren has agreed not to compete with the Company for a period of two years after termination of his employment.

COMPENSATION OF DIRECTORS

    Non-employee directors receive an annual retainer of $12,000, whereas the Chairman of the Board receives an annual retainer of $52,000. Directors serving on a committee receive an additional $1,000, whereas committee chairs receive an additional $1,500 for such service. Directors may chose to receive PCA Options in lieu of the foregoing cash compensation, valued at the current PCA Common Stock market price. All reasonable expenses incurred by the Directors in connection with their service on the Board are reimbursed.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Commission. Based on Company records and other information, the Company believes that all such SEC filing requirements with respect to the fiscal year ended February 1, 1998 were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The spouse of Mr. Wren (an officer of PCA) is a partner in the law firm of Kilpatrick Stockton LLP of Charlotte, North Carolina. The Company has engaged Kilpatrick Stockton LLP on various legal matters during the year.

    The Company has awarded a grant to the Cornell University Program of Computer Graphics to support digital photographic research principally related to the retail portrait studio business. Mr. Greenberg (a Director of PCA) is the director of the Computer Graphics Department at Cornell University.

                        MANAGEMENT FOLLOWING THE MERGER

BOARD OF DIRECTORS

    The following table sets forth the name, age and position with the Company of each person who is expected to serve as a director of the Company following the Effective Time.

NAME                                                                             AGE       POSITION
---------------------------------------------------------------------------     -----     -----------
Thomas A. Berglund.........................................................          38     Director
Terry J. Blumer............................................................          39     Director
Donald P. Greenberg, Ph.D..................................................          64     Director
John Grosso................................................................          51     Director
Bridgette P. Heller........................................................          36     Director
John F. Klein..............................................................          35     Director
Joseph H. Reich............................................................          63     Director
Eric F. Scheuermann........................................................          32     Director
John A. Sprague............................................................          46     Director

    THOMAS A. BERGLUND is a Principal of Jupiter and has been associated with the firm since 1994. Prior to that time he served for three years with the Invus Group, a privately funded buy-out group specializing in food-related companies.

    TERRY J. BLUMER co-founded Jupiter Partners L.P. in 1994. Prior to that time he was associated with Goldman, Sachs & Co. for over eight years, most recently as an Executive Director.

    DONALD P. GREENBERG, PH.D. has been a member of the faculty of Cornell University since 1968 and Director, Program of Computer Graphics, Cornell University, since 1973. He is the Founding Director of the National Science and Technology Center for Computer Graphics and Scientific Visualization. He has served as a director of Data Broadcasting Corporation since 1995 and Chyron Corporation since 1996. He has been a director of the Company since 1996.

    JOHN GROSSO has been President, Chief Executive Officer and a director of the Company since 1987.

    BRIDGETTE P. HELLER has been General Manager GEVALIA Kaffe, a division of Kraft Foods, since 1996. She has held various positions with Kraft Foods since 1985. She has been a director of the Company since March 4, 1998.

    JOHN F. KLEIN is a Principal of Jupiter and has been associated with the firm since 1995. Prior to that time he served for three years as a consultant with Bain & Company, a management consulting firm.

    JOSEPH H. REICH has been the Managing Partner of Centennial Associates, L.P. an investment firm, since April 1989. He has been a director of the Company since 1987.

    ERIC F. SCHEUERMANN is an Associate of Jupiter and joined the firm in March, 1998. Prior to joining Jupiter, he served for three years with McKinsey & Company, a management consulting firm, and as an associate with Latham & Watkins, a law firm.

    JOHN A. SPRAGUE co-founded Jupiter Partners L.P. in 1994. Prior to that time he was associated with Forstmann Little & Co. for eleven years, most recently as a partner. He is a director of Heartland Wireless Communications, Inc. and Harmon Industries, Inc.

    Messrs. Reich and Greenberg and Ms. Heller have been asked to remain on the Board following the Merger by Jupiter. However, there is no agreement as to how long such persons will remain on the Board and such Directors may be removed at any time by Jupiter, with or without cause.

OFFICERS

    Pursuant to the Merger Agreement, the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

                           REGULATORY CONSIDERATIONS

ANTITRUST

    The Merger does not require any filings to be made under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). However, at any time before or after the consummation of the Merger, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Merger or seeking divestiture of the Company by Jupiter following consummation of the Merger. Private parties (including individual states) may also bring legal actions under the antitrust laws. Neither Jupiter nor the Company believes that the consummation of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

    In addition, the Company and Jupiter may be required to make other filings with certain regulatory authorities, including a filing under Section 114 of the Canadian Competition Act. Section 114 of the Canadian Competition Act requires that advance notification of certain substantial mergers be made to the Director of Investigation and Research. While a notification prior to the consummation of the Merger may be required, the parties are not required under applicable law to obtain the consent of the Director of Investigation and Research prior to the consummation of the transaction.

                              MERGERCO AND JUPITER

    Mergerco was organized in connection with the Merger and has not to date carried on (and will not carry on) any activities other than those incident to its formation and the transactions contemplated by the Merger Agreement. All of the outstanding capital stock of Mergerco is owned by Jupiter.

EQUITY SPONSOR

    Following the Merger, PCA will be controlled by Jupiter Partners II, L.P. Jupiter is a private investment firm organized to invest in management buyouts, industry consolidations and growth capital opportunities. Jupiter's principals, John A. Sprague and Terry J. Blumer, are assisted by an experienced staff of investment professionals.

    Jupiter's predecessor fund ("Fund I") was formed in 1994 with over $350 million of capital available for investment. Fund I is approximately 85% invested in seven portfolio companies. Companies which Jupiter seeks to purchase typically have valuations between $100 million and $500 million, with Jupiter providing equity from its own capital of between $30 million and $100 million for each investment. Proceeds from the recently completed first closing of Jupiter Partners II L.P., will be used to fund the Merger.

    The principal executive officers of Partners, Jupiter and Mergerco are located at 30 Rockefeller Plaza, Suite 4525, New York, New York 10112; telephone number (212) 332-2800.

    Jupiter Partners LLC, the management company of Jupiter, is expected to receive a transaction fee of approximately $2.76 million from the Company upon consummation of the Merger. The fee is calculated as one percent of the transaction size and is Jupiter's principal form of compensation for arranging the Merger Financing.

    After the Merger, Jupiter does not expect to change the general nature and scope of the business of the Company.

                        DISSENTING SHAREHOLDERS' RIGHTS

    Under North Carolina law, holders of Common Stock who do not vote in favor of the Merger and who comply with certain notice requirements and other procedures will have the right to dissent and to be paid cash for the "fair value" of their shares. The "fair value" of the Common Stock as finally determined under such procedures may be more or less than the $26.50 per share Cash Merger Consideration which will be paid in respect of shares held by non-dissenting shareholders who receive cash in the Merger. Failure to follow such procedures precisely may result in loss of Dissenters' Rights. The following discussion is not a complete statement of the law pertaining to Dissenters' Rights under Article 13 and is qualified in its entirety by the full text of Article 13 which is reprinted in its entirety as Appendix C to this Proxy Statement/Prospectus.

    A record shareholder may assert Dissenters' Rights as to fewer than all the shares of Common Stock registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf he asserts Dissenters' Rights. The rights of a partial dissenter will be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial owner may assert Dissenters' Rights as to shares of Common Stock held on his behalf only if he: (a) submits to the Company the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts Dissenters' Rights and (b) asserts Dissenters' Rights with respect to all shares of which he is the beneficial owner.

    A holder of shares of Common Stock wishing to exercise Dissenters' Rights must: (a) give to the Company, and the Company must actually receive before the vote on the Merger is taken, written notice of the holder's intent to demand payment for his shares if the Merger is consummated and (b) must not vote his shares in favor of the Merger. Such notice may be sent to the Company at the following address: 815 Matthews-Mint Hill Road, Matthews, North Carolina 28105,
Attention: Bruce A. Fisher, Secretary.

    If the Merger Agreement is approved by holders of the requisite number of outstanding shares of Common Stock, the Company will, no later than 10 days following the consummation of the Merger, mail a written dissenters' notice to all of its shareholders who gave the aforementioned notice of intent to demand payment. Such dissenters' notice will: (a) state where the payment demand must be sent and where and when certificates for shares must be deposited; (b) supply a form for demanding payment; (c) set a date by which the Company must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date on which the dissenters' notice is sent; and (d) be accompanied by a copy of Article 13.

    To exercise his Dissenters' Rights, a shareholder sent a dissenters' notice must demand payment and deposit his share certificates in accordance with the terms of the notice. A shareholder failing to do so will not be entitled to payment for his shares under Article 13. A shareholder who demands payment and deposits his share certificates in accordance with the terms of the notice will retain all other rights of a shareholder until consummation of the Merger.

    As soon as the Merger is completed, or within 30 days after the Company's receipt of a payment demand by a shareholder made in compliance with the above-described procedures, the Company will pay such shareholder the amount the Company estimates to be the value of his shares, plus interest accrued to the date of payment. Such payment will be accompanied by: (a) the Company's balance sheet as of the fiscal year ended February 1, 1998, an income statement and a statement of cash flows for that year and the latest available interim financial statements; (b) an explanation of how the Company estimated the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the dissenter's right to notify the Company of his own estimate of the value of his shares and the amount of interest due if (i) he believes the amount paid by the Company is less than the fair value of his shares or that the interest due was incorrectly calculated, (ii) the Company fails to make a payment within the time period described in the first sentence of this paragraph, or (iii) the Company, having failed to consummate the Merger, fails to return deposited share certificates within 60 days after the date set for demanding payment; and (e) a copy of Article 13.

    If: (a) a dissenter believes that the amount paid by the Company is less than the fair value of his shares, or that the interest due is incorrectly calculated; (b) the Company fails to make payment within the time period set forth in the first sentence of the immediately preceding paragraph; or (c) the Company, having failed to consummate the Merger, fails to return deposited stock certificates to a dissenter within 60 days after the date set for demanding payment, the dissenter may notify the Company in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of the amount in excess of the Company's payment to him. Such notice and demand may be sent to the Company at the address set forth in the second immediately preceding paragraph. A dissenter will waive his right to demand payment as described in this paragraph, and will be deemed to have withdrawn his dissent and demand for payment, unless he notifies the Company of his demand in writing within 30 days after the Company (x) made payment for his shares or (y) fails to take the actions described in clauses (b) and (c) of this paragraph, as the case may be.

    If a demand for payment as described above remains unsettled, a shareholder may commence a proceeding within 60 days after the earlier of (i)the date of the Company's payment to him as described in the second immediately preceding paragraph, or (ii) the date of his payment demand as described in the immediately preceding paragraph and file a complaint with the Superior Court Division of the North Carolina Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who does not commence a proceeding within this 60-day period will be deemed to have withdrawn his dissent and demand for payment. The court may, in its discretion, make all dissenters whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. The jurisdiction of the Superior Court is plenary and exclusive. The court may appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. Parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings. The proceeding will be tried as in other civil actions; however, since the Company is a "public corporation," no party to any proceeding described herein will have the right to trial by jury.

    Each dissenter made a party to the proceeding by the court will be entitled to judgment for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the Company. The court may assess the costs of a proceeding described above, including the compensation and expenses of appointed appraisers, as it finds equitable. With respect to the fees and expenses of counsel and experts for the parties to the proceeding, the court may assess such costs as it finds equitable (a) against the Company, and in favor of any or all dissenters, if it finds that the Company did not substantially comply with the above-described procedures or (b) against either the Company or a dissenter or in favor of either or any other party, if it finds that the party against whom such costs are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the Dissenters' Rights provided under Article 13. In addition, if the court finds that the services of counsel to any dissenter were of substantial benefit to other dissenters and that the costs of such services should not be assessed against the Company, the court may award to such counsel reasonable fees to paid out of the amounts owed to the dissenters who were benefited.

    The provisions of Article 13 are technical in nature and complex. Shareholders desiring to exercise Dissenters' Rights and to obtain a determination of the fair value of their shares should consult counsel, since the failure to comply strictly with the provisions of Article 13 may result in a waiver or forfeiture of Dissenters' Rights.

                                    EXPERTS

    The consolidated financial statements and schedule of PCA International, Inc. and subsidiaries as of February 1, 1998 and February 2, 1997, and for each of the years in the three-year period ended February 1, 1998, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Representatives of KPMG Peat Marwick LLP are expected to attend the Special Meeting with the opportunity to make a statement and/or respond to questions from shareholders present at the meeting.

                                 LEGAL MATTERS

    The validity of the PCA Common Stock to be retained in connection with the Merger will be passed upon for the Company by Schulte Roth & Zabel LLP, New York, New York. Schulte Roth & Zabel LLP has delivered an opinion as to material Federal income tax matters relating to the Merger.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                       PAGE NO.
                                                                                                      -----------
FINANCIAL STATEMENTS:

Independent Auditors' Report........................................................................  F-2
Consolidated Balance Sheets at February 1, 1998 and February 2, 1997................................  F-3--F-4
Consolidated Statements of Income for Fiscal Years Ended February 1, 1998; February 2, 1997; and
  January 28, 1996..................................................................................  F-5
Consolidated Statements of Changes in Shareholders' Equity for Fiscal Years Ended February 1, 1998;
  February 2, 1997; and January 28, 1996............................................................  F-6
Consolidated Statements of Cash Flows for Fiscal Years Ended February 1, 1998;
  February 2, 1997; and January 28, 1996............................................................  F-7
Notes to Consolidated Financial Statements..........................................................  F-8--F-20
Consolidated Balance Sheets--Unaudited May 3, 1998 and Audited February 1, 1998.....................  F-21
Unaudited Consolidated Statements of Income for the Three Months Ended May 3, 1998 and May 4,
  1997..............................................................................................  F-22
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the
  Three Months Ended May 3, 1998....................................................................  F-23
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended
  May 3, 1998 and May 4, 1997.......................................................................  F-24
Condensed Notes to Consolidated Financial Statements................................................  F-25

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
PCA International, Inc.:

    We have audited the consolidated financial statements of PCA International, Inc. and subsidiaries as of February 1, 1998 and February 2, 1997 and for each of the years in the three-year period ended February 1, 1998, as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PCA International, Inc. and subsidiaries as of February 1, 1998 and February 2, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 1998, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/KPMG Peat Marwick LLP
                                          KPMG PEAT MARWICK LLP

Charlotte, North Carolina
March 13, 1998

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                    FEBRUARY 1,     FEBRUARY 2,
                                                                                        1998            1997
                                                                                   --------------  --------------
CURRENT ASSETS:

  Cash and cash equivalents......................................................  $   12,289,761  $    1,536,234

  Accounts receivable (net of allowance for doubtful accounts of $1,315,666 and $867,961):

    Due from licensor stores and customers.......................................       6,740,560       6,702,335

    Other, including employee advances...........................................         763,925         602,349

  Inventories....................................................................      10,078,719       9,814,682

  Deferred income taxes..........................................................       5,827,324       6,853,985

  Prepaid expenses...............................................................       1,043,708       1,490,918
                                                                                   --------------  --------------

    TOTAL CURRENT ASSETS.........................................................      36,743,997      27,000,503

PROPERTY:

  Land and improvements..........................................................       2,305,293       2,443,939

  Building and improvements......................................................      12,148,732      12,883,962

  Photographic and sales equipment...............................................      57,713,911      61,902,588

  Photographic finishing equipment...............................................      15,599,525      18,660,080

  Furniture and equipment........................................................      13,872,058      14,188,792

  Transportation equipment.......................................................         292,593         477,073

  Leasehold improvements.........................................................      16,050,719      17,935,712

  Construction in progress.......................................................       1,429,621       1,120,788
                                                                                   --------------  --------------

    Total........................................................................     119,412,452     129,612,934

  Less: Accumulated depreciation and amortization................................      64,488,965      71,348,374
                                                                                   --------------  --------------

  PROPERTY, NET..................................................................      54,923,487      58,264,560

INTANGIBLE ASSETS................................................................      59,733,731      60,256,854

OTHER ASSETS.....................................................................       1,899,611       1,139,305
                                                                                   --------------  --------------

    TOTAL ASSETS.................................................................  $  153,300,826  $  146,661,222
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                    FEBRUARY 1,     FEBRUARY 2,
                                                                                        1998            1997
                                                                                   --------------  --------------

CURRENT LIABILITIES:

  Current portion long-term debt.................................................  $    8,750,000  $     --

  Accounts payable-trade.........................................................      25,915,285      19,799,067

  Accrued insurance..............................................................       4,085,191       2,705,199

  Accrued income taxes...........................................................       1,188,859       1,643,816

  Accrued compensation...........................................................       6,474,414       5,924,407

  Other accrued liabilities......................................................      10,664,577      15,399,563
                                                                                   --------------  --------------

    TOTAL CURRENT LIABILITIES....................................................      57,078,326      45,472,052

  LONG-TERM DEBT.................................................................      42,063,857      58,679,770

  DEFERRED INCOME TAXES..........................................................       1,738,255        --

  OTHER LIABILITIES..............................................................       7,730,964       8,868,660

COMMITMENTS AND CONTINGENCIES:

SHAREHOLDERS' EQUITY:

  Preferred stock, $10.00 par value (authorized--2,000,000 shares;
    outstanding--none)...........................................................        --              --

  Common stock, $0.20 par value (authorized--20,000,000 shares;
    outstanding--7,901,579 and 7,607,129 shares).................................       1,580,316       1,521,426

  Additional paid-in capital.....................................................       9,995,238       5,838,131

  Retained earnings..............................................................      33,423,465      26,334,992

  Cumulative foreign currency translation adjustments............................        (309,595)        (53,809)
                                                                                   --------------  --------------

    TOTAL SHAREHOLDERS' EQUITY...................................................      44,689,424      33,640,740
                                                                                   --------------  --------------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...................................  $  153,300,826  $  146,661,222
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                            FOR THE FISCAL YEARS ENDED
                                                                  ----------------------------------------------
                                                                   FEBRUARY 1,     FEBRUARY 2,     JANUARY 28,
                                                                       1998            1997            1996
                                                                  --------------  --------------  --------------
SALES...........................................................  $  242,899,027  $  156,099,050  $  144,714,535
COSTS AND EXPENSES:
  Advertising and promotional costs.............................      16,661,542      16,163,273      14,784,803
  Costs of photographic sales...................................      85,707,294      52,558,425      47,635,178
  Store commissions and selling costs...........................      79,597,084      50,384,753      45,190,783
  General and administrative expenses...........................      36,160,218      31,676,471      23,781,509
  Amortization of intangibles...................................       1,909,772        --              --
                                                                  --------------  --------------  --------------
    Total Costs and Expenses....................................     220,035,910     150,782,922     131,392,273

INCOME FROM OPERATIONS BEFORE INTEREST AND INCOME TAXES.........      22,863,117       5,316,128      13,322,262
  Interest expense, net.........................................       6,570,945         179,221         458,923
                                                                  --------------  --------------  --------------

INCOME FROM OPERATIONS BEFORE INCOME TAXES......................      16,292,172       5,136,907      12,863,339

INCOME TAX PROVISION............................................       7,557,320       2,143,053       5,246,170
                                                                  --------------  --------------  --------------

NET INCOME......................................................  $    8,734,852  $    2,993,854  $    7,617,169
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  Basic.........................................................       7,779,176       7,522,188       7,632,297
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
  Diluted.......................................................       8,195,108       7,835,613       7,894,656
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

BASIC AND FULLY DILUTED EARNINGS PER COMMON SHARE:
  Basic.........................................................  $         1.12  $         0.40  $         1.00
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
  Diluted.......................................................  $         1.07  $         0.38  $         0.96
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

CASH DIVIDENDS PER COMMON SHARE.................................  $         0.21  $         0.21  $         0.28
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998, FEBRUARY 2, 1997 AND JANUARY 28,
                                      1996

                                                                                               CUMULATIVE
                                                                                                 FOREIGN
                                            COMMON STOCK          ADDITIONAL                    CURRENCY
                                     --------------------------     PAID-IN       RETAINED     TRANSLATION    UNEARNED
                                        SHARES        AMOUNT        CAPITAL       EARNINGS     ADJUSTMENTS  COMPENSATION
                                     ------------  ------------  -------------  -------------  -----------  -------------
BALANCE, JANUARY 29, 1995:.........     8,160,171  $  1,632,035  $  12,204,069  $  19,444,035   $(215,087)   $   (32,597)

  Net income.......................                                                 7,617,169
  Exercise of stock options........        66,200        13,240        415,533
  Dividends........................                                                (2,142,495)
  Acquisition of Company stock.....      (744,300)     (148,860)    (7,565,092)
  Compensatory stock options.......                                                                               23,665
  Canceled compensatory stock
    options........................                                     (8,932)                                    8,932
  Foreign currency translation
    adjustment.....................                                                               (11,006)
                                     ------------  ------------  -------------  -------------  -----------  -------------

BALANCE, JANUARY 28, 1996:.........     7,482,071     1,496,415      5,045,578     24,918,709    (226,093)       --

  Net income.......................                                                 2,993,854
  Exercise of stock options........       434,300        86,860      4,372,329
  Dividends........................                                                (1,577,571)
  Acquisition of Company stock.....      (309,242)      (61,849)    (4,128,776)
  Issuance of warrants to purchase
    common stock...................                                    549,000
  Foreign currency translation
    adjustment.....................                                                               172,284
                                     ------------  ------------  -------------  -------------  -----------  -------------

BALANCE, FEBRUARY 2, 1997:.........     7,607,129     1,521,426      5,838,131     26,334,992     (53,809)       --

  Net income.......................                                                 8,734,852
  Exercise of stock options........       294,450        58,890      4,157,107
  Dividends........................                                                (1,646,379)
  Foreign currency translation
    adjustment.....................                                                              (255,786)
                                     ------------  ------------  -------------  -------------  -----------  -------------

BALANCE, FEBRUARY 1, 1998:.........     7,901,579  $  1,580,316  $   9,995,238  $  33,423,465   $(309,595)   $   --
                                     ------------  ------------  -------------  -------------  -----------  -------------
                                     ------------  ------------  -------------  -------------  -----------  -------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                FOR THE FISCAL YEARS ENDED
                                                                           -------------------------------------
                                                                           FEBRUARY 1,  FEBRUARY 2,  JANUARY 28,
                                                                              1998         1997         1996
                                                                           -----------  -----------  -----------
OPERATING ACTIVITIES:
  Net income.............................................................  $ 8,734,852  $ 2,993,854  $ 7,617,169
  Adjustments to reconcile net income to net cash provided from operating activities:
    Depreciation and amortization........................................   15,453,159    9,498,315    8,489,754
    Increase (decrease) in allowance for doubtful accounts...............      449,734     (167,303)     165,140
    Provision for deferred income taxes..................................    2,764,916   (1,421,999)   1,264,649
    Loss on disposal of property.........................................    1,539,689    3,287,772      776,592
    Compensatory stock option expense....................................      --           --            23,665
    (Increase) decrease in other liabilities.............................   (1,147,285)    (375,932)     177,572
    Increase in other noncurrent assets..................................     (760,306)        (156)     (15,659)
  Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable...........................     (660,510)   1,254,260     (530,433)
    (Increase) decrease in inventories...................................     (268,838)  (4,489,573)     755,065
    Decrease (increase) in prepaid expenses..............................      454,106     (178,505)     122,987
    Increase (decrease) in accounts payable..............................    6,124,980    2,596,851   (2,246,715)
    (Decrease) increase in accrued expenses..............................   (3,150,299)   4,679,050    3,686,168
                                                                           -----------  -----------  -----------
  NET CASH PROVIDED FROM OPERATING ACTIVITIES............................   29,534,198   17,676,634   20,285,954

INVESTING ACTIVITIES:
  Purchase of property...................................................  (12,086,194) (13,423,544)  (6,309,168)
  Proceeds from sales of fixed assets....................................       16,100       10,151       47,311
  Purchase of Canadian assets............................................      --        (1,201,213)     --
  Purchase of American Studios, Inc......................................   (1,410,741) (52,689,671)     --
                                                                           -----------  -----------  -----------
    NET CASH USED IN INVESTING ACTIVITIES................................  (13,480,835) (67,304,277)  (6,261,857)

FINANCING ACTIVITIES:
  (Decrease) increase in borrowings......................................   (7,865,913)  48,334,816     (974,215)
  Exercise of stock options..............................................    4,215,997    4,459,189      428,773
  Acquisition of Company stock...........................................      --        (4,190,625)  (7,713,952)
  Cash dividends.........................................................   (1,646,379)  (1,577,571)  (2,142,495)
                                                                           -----------  -----------  -----------
    NET CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES................   (5,296,295)  47,025,809  (10,401,889)
                                                                           -----------  -----------  -----------
    Effect of exchange rate changes on cash..............................       (3,541)     223,555      (19,454)
                                                                           -----------  -----------  -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........................   10,753,527   (2,378,279)   3,602,754
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........................    1,536,234    3,914,513      311,759
                                                                           -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............................  $12,289,761  $ 1,536,234  $ 3,914,513
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash Flow Data:
    Interest paid........................................................  $ 7,749,779  $   173,644  $   364,041
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
    Income taxes paid....................................................  $ 2,751,652  $ 3,160,160  $ 3,059,180
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
  Schedule of Noncash Financing Activities:
    Stock options canceled and unearned compensation credited............  $   --       $   --       $     8,932
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
    Warrants issued to purchase common stock.............................  $   --       $   549,000  $   --
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------

                See notes to consolidated financial statements.

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

1. SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION AND CONCENTRATIONS OF CREDIT RISK:

    The consolidated financial statements include the accounts of PCA International, Inc. and its subsidiaries (the "Company"), all of which are wholly owned. All material intercompany balances and transactions have been eliminated in consolidation. The Company's operations in Kmart stores accounted for approximately 40.0%, 87.2%, and 94.8% of consolidated sales during the fiscal years ended February 1, 1998, February 2, 1997 and January 28, 1996, respectively. The license agreement with Kmart Corporation was revised and renewed on May 10, 1996. The license is for the period through May 9, 2001 and may be terminated by either party upon 180-days' notice. Operations in Wal-Mart stores accounted for approximately 56.2% of consolidated sales in the fiscal year ended February 1, 1998, and less than 5% of total sales in fiscal years ending in 1997 and 1996. The Company operates its U.S. studios in Wal-Mart stores under the terms of the license agreement between Wal-Mart and American Studios, Inc. (see note 2). Wal-Mart may amend or terminate this agreement at any time at its sole discretion. The loss of the license to do business in Kmart or Wal-Mart stores would have a materially adverse effect on the Company. Kmart's or Wal-Mart's closing of a significant number of discount stores could have a material impact on the Company's revenues and could result in a write-off of leasehold improvements and furniture and equipment in the affected locations. No estimate can be made of the impact to earnings if Kmart or Wal-Mart should close a significant number of locations.

FISCAL YEAR:

    The Company's fiscal year ends on the Sunday nearest the end of January. The fiscal year ended February 2, 1997 was a 53-week year. The fiscal years ended January 28, 1996 and February 1, 1998 were 52-week years. The Company's fiscal year that will end January 31, 1999 will be 52 weeks.

FOREIGN CURRENCY TRANSACTIONS:

    Gains and losses on foreign currency transactions are included in the determination of net income for the period. The amount of such gain and (loss) was ($78,748), $10,940 and $19,474 for the fiscal years ended February 1, 1998, February 2, 1997 and January 28, 1996, respectively.

CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

INVENTORIES:

    Inventories are valued at the lower of cost or market, cost being determined on the first-in, first-out basis.

PROPERTY AND DEPRECIATION:

    Property is recorded at cost. Maintenance and repairs are charged to expense as incurred, and property additions, renewals, and improvements are capitalized. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

1. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) any gain or loss is credited or charged to income. A summary of the estimated useful lives used in computing depreciation and amortization, principally on the straight-line method, is as follows:

                                                       10 to 30
Land improvements....................................  years
                                                       10 to 55
Building and improvements............................  years
Leasehold improvements...............................  3 to 10 years
Photographic and sales equipment.....................  3 to 13 years
Photographic finishing equipment.....................  3 to 15 years
Furniture and equipment..............................  3 to 10 years
Transportation equipment.............................  3 years

INTANGIBLE ASSETS:

    Substantially all intangible assets are amortized over 35 years by the straight-line method. The recoverability of intangible assets is evaluated by the Company on the basis of undiscounted expected future cash flows from the acquired operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the intangible assets is reduced based on the greater of fair value or estimated shortfall of cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS:

    The Company periodically evaluates its long-lived assets for financial impairment to determine if the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such an evaluation indicates that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are then adjusted to their fair values.

PHOTOGRAPHIC SALES AND DEFERRED COSTS:

    Digital photographic sales are recorded when portraits are purchased at the time of photography. Substantially all of the Company's sales are digital.

    Traditional photographic sales are recorded when portraits are delivered to studios and sold to customers. Costs relating to portraits processed, or in process, but not recorded as sales prior to the fiscal year-end, are deferred. Substantially all portraits are subsequently delivered and offered for sale to the customer within three weeks.

INCOME TAXES:

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

1. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

POSTRETIREMENT BENEFITS:

    The Company sponsors a postretirement health care plan for retirees and certain current employees. The Company measures the cost of its obligations based on actuarial assumptions. The cost of this program is not funded.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The Company is required to disclose in its consolidated financial statements the fair value of all financial instruments, including assets and liabilities both on- and off-balance sheet, for which it is practicable to estimate such fair value. Fair value methods, assumptions, and estimates for the Company are as follows:

    - Cash and cash equivalents, accounts receivable, prepaid expenses, short-term borrowings, accounts payable-trade, and accrued expenses--the carrying amount approximates fair value because of the short maturity of these instruments.

    - Non-current liabilities--the carrying amount approximates fair value because such liabilities consist primarily of actuarially determined postretirement liabilities using current market rate assumptions and long-term debt at market rates currently offered.

COSTS AND EXPENSES:

    Advertising and promotional costs consist of the direct mail, television broadcasting, and print media costs, and the payroll and related taxes, benefits and other costs for employees in the adult/family market who directly promote and acquire customers, as well as the cost of church directories.

    Costs of photographic sales are all the direct and indirect portrait production costs: salaries, commissions, payroll taxes, related benefits and traveling costs for all photography personnel, as well as the recruiting and training costs of these employees. The costs of film, accessories, photography equipment depreciation and maintenance, supplies, and distribution are also included in this category.

    Store commissions and selling costs include the commissions paid to each chain based on a percentage of net sales, salaries, commissions, payroll taxes, related benefits and travel costs for all sales personnel, and recruiting and training, sales supplies, sales equipment depreciation, and related distribution costs.

RESEARCH AND DEVELOPMENT:

    The Company spent $1,311,000, $1,321,000 and $1,033,000 on research and development activities during the fiscal years ended February 1, 1998, February 2, 1997 and January 28, 1996, respectively. Such costs are charged to costs of photographic sales as incurred.

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

1. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
STOCK OPTION PLAN:

    Prior to January 28, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 29, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply provisions for APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

EARNINGS PER SHARE:

    During fiscal 1997, the Company adopted the provisions of SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. All prior period EPS data presented have been restated to conform with the Statement's provisions.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS:

    Certain reclassifications have been made to the fiscal year 1996 amounts to conform to the fiscal 1997 presentation.

2. ACQUISITION:

    On January 27, 1997, PCA acquired 94.9% of the outstanding common stock of American Studios, Inc. ("ASI") for $2.50 a share, or $50,833,770. In addition, the Company incurred transaction costs of $1,855,901, resulting in an aggregate purchase price of $52,689,671. ASI was based in Charlotte, North Carolina, and was engaged in the sale of photographic color portraits of children, adults, and families. The acquisition was accounted for by the purchase method at February 2, 1997. Since the acquisition was accounted for at February 2, 1997, the results of operations of ASI were not included in PCA's consolidated financial statements for the fiscal year ended February 2, 1997. The excess of the purchase price over the

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

2. ACQUISITION: (CONTINUED)
fair value of the net identifiable assets acquired at February 2, 1997 of $59,134,104 has been recorded as an intangible asset and is being amortized on a straight-line basis over 35 years.

    During the fiscal year ended February 1, 1998, PCA acquired an additional 4.8% of the outstanding common stock of ASI for $2.50 a share, or $2,601,968. Intangible asset adjustments resulted in an addition to intangible assets of $1,410,741.

    The following unaudited pro forma financial information presents the combined results of operations of the Company and ASI as if the acquisition had occurred as of the beginning of fiscal 1996 and 1995, after giving effect to certain adjustments, including amortization of intangible assets, additional depreciation expense, increased interest expense on debt related to the acquisition, acquisition-related costs, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and ASI constituted a single entity during such periods.

                                                                FOR THE FISCAL YEARS ENDED
                                                             --------------------------------
                                                               FEBRUARY 2,      JANUARY 28,
                                                                  1997             1996
                                                               (UNAUDITED)      (UNAUDITED)
                                                             ---------------  ---------------
Sales......................................................   $ 263,974,050    $ 246,614,535
                                                             ---------------  ---------------
                                                             ---------------  ---------------
Net loss...................................................   $    (855,898)   $  (1,168,645)
                                                             ---------------  ---------------
                                                             ---------------  ---------------
Basic loss per share.......................................   $       (0.11)   $       (0.15)
                                                             ---------------  ---------------
                                                             ---------------  ---------------

    During fiscal 1996, the Company also purchased certain assets of two Canadian companies for $1.2 million. The effect of this acquisition is not material to the results of operations of the Company. Such acquisitions were accounted for by the purchase method.

3. DEBT:

    The Company signed a new credit agreement with NationsBank of North Carolina, N.A. ("NationsBank") on Februar y 28, 1997, for $90 million, which includes a $65 million senior term loan and a $25 million revolving credit facility. The senior term loan and the revolving credit facility bear interest at a rate equal to LIBOR plus an applicable margin or an Alternate Base Rate plus an applicable margin. The credit agreement was amended on September 15, 1997. The amendment reduced the applicable margin up to 0.75% from the range of 0.75% to 2.5% in the original loan agreement. The applicable margin is based on a ratio of debt to EBITDA. Aggregate annual maturities for each of the five fiscal years subsequent to February 2, 1997 are as follows: $0 in 1997, $10 million in 1998, $15 million in 1999, $20 million in 2000, and $20 million in 2001. The Company prepaid $10 million of the term loan on May 29, 1997, and $4 million on January 29, 1998, reducing the amount payable in 1998 to $8.5 million and in 2001 to $10 million.

    On February 2, 1997, the Company had available a $75.8 million senior tender facility that included a $25 million revolving credit facility. The senior tender facility matured on February 28, 1997, upon the

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

3. DEBT: (CONTINUED)
closing of the merger between the Company's wholly-owned subsidiary, ASI Acquisition Corporation, and American Studios, Inc.

    Borrowings under the agreements are secured by tangible property other than property located in portrait studios. Minimum levels of adjusted earnings, tangible net worth, an interest coverage ratio, and a fixed charge ratio must be maintained in addition to other financial covenants. The Company has been in compliance with all financial covenants throughout the life of the credit agreement. The amount of debt is reduced by 150,000 stock warrants issued to NationsBank to purchase common stock of the Company. The warrants expire January 27, 2002. The amount available under the revolving credit facility is reduced by outstanding letters of credit. As of February 1, 1998 and February 2, 1997, the Company had letters of credit of $4,300,000 and $3,560,750, respectively, for its Workers' Compensation insurance.

    The components of net interest expense (income) were:

                                                      FOR THE FISCAL YEARS ENDED
                                           -------------------------------------------------
                                             FEBRUARY 1,      FEBRUARY 2,      JANUARY 28,
                                                1998             1997             1996
                                           ---------------  ---------------  ---------------
Interest Income..........................   $    (218,622)    $  (225,748)     $  (123,865)
Interest Expense.........................       6,789,567         404,969          582,788
                                           ---------------  ---------------  ---------------
Net......................................   $   6,570,945     $   179,221      $   458,923
                                           ---------------  ---------------  ---------------
                                           ---------------  ---------------  ---------------

4. INCOME TAXES:

    PCA International, Inc. and its domestic subsidiaries file a consolidated federal income tax return. The components of income tax expense are as follows:

                                                       FOR THE FISCAL YEARS ENDED
                                            -------------------------------------------------
                                              FEBRUARY 1,      FEBRUARY 2,      JANUARY 28,
                                                 1998             1997             1996
                                            ---------------  ---------------  ---------------
CURRENT:
  Federal.................................   $   2,491,486    $   2,824,740    $   2,888,851
  State...................................         714,587          957,859        1,082,736
                                            ---------------  ---------------  ---------------
                                                 3,206,073        3,782,599        3,971,587
                                            ---------------  ---------------  ---------------
DEFERRED:
  Federal.................................       3,690,903       (1,270,094)       1,178,154
  State...................................         660,344         (369,452)          96,429
                                            ---------------  ---------------  ---------------
                                                 4,351,247       (1,639,546)       1,274,583
                                            ---------------  ---------------  ---------------
TOTAL PROVISION...........................   $   7,557,320    $   2,143,053    $   5,246,170
                                            ---------------  ---------------  ---------------
                                            ---------------  ---------------  ---------------

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

4. INCOME TAXES: (CONTINUED)
    A reconciliation of the amount computed by applying the statutory federal income tax rate to income from operations to the consolidated income tax provision follows:

                                                                                 FOR THE FISCAL YEARS ENDED
                                                                          ----------------------------------------
                                                                          FEBRUARY 1,   FEBRUARY 2,   JANUARY 28,
                                                                              1998          1997          1996
                                                                          ------------  ------------  ------------
Tax expense at statutory federal rates..................................  $  5,539,338  $  1,746,548  $  4,402,166
Tax effect of expenses not deductible...................................       218,392        71,011        65,338
State income taxes, net of federal income tax benefit...................       907,454       388,349       766,458
Tax effect related to foreign subsidiary................................        73,078        14,200        13,203
Amortization of goodwill................................................       620,107       --            --
Other...................................................................       198,951       (77,055)         (995)
                                                                          ------------  ------------  ------------
Total Provision.........................................................  $  7,557,320  $  2,143,053  $  5,246,170
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 1, 1998 and February 2, 1997 are presented below:

                                                                                   FEBRUARY 1,      FEBRUARY 2,
                                                                                      1998             1997
                                                                                 ---------------  ---------------
DEFERRED TAX ASSETS:
CURRENT:
Accounts receivable, principally due to allowance for doubtful accounts........   $     517,963    $     346,360
  Inventory, principally due to obsolescence reserve...........................         235,856          600,155
  Life and health, principally due to adoption of SFAS No. 106.................         339,210          153,696
  Stock options, principally due to compensation element.......................         118,379          139,806
  Workers' compensation........................................................       2,811,175        2,414,430
  Reserves, principally due to accrual for financial reporting purposes........         878,659          942,945
  Studio closure costs, principally due to accrual for financial reporting
    purposes...................................................................          93,426        2,396,400
                                                                                 ---------------  ---------------
  Gross current deferred tax assets............................................       4,994,668        6,993,792
NONCURRENT:
  Alternative minimum tax and other tax credits................................         832,654          875,538
  Net operating loss carryforward..............................................       2,546,988        2,770,246
  Life and health, principally due to adoption of SFAS No. 106.................       1,009,407        1,154,131
  Intangibles..................................................................       1,888,075          498,892
                                                                                 ---------------  ---------------
  Gross noncurrent deferred tax assets.........................................       6,277,124        5,298,807
                                                                                 ---------------  ---------------
  Gross deferred tax assets....................................................      11,271,792       12,292,599
                                                                                 ---------------  ---------------
DEFERRED TAX LIABILITIES:
NONCURRENT:
  Plant and equipment, principally due to differences in depreciation..........      (7,182,724)      (5,296,956)
                                                                                 ---------------  ---------------
NET DEFERRED TAX ASSETS........................................................   $   4,089,068    $   6,995,643
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

4. INCOME TAXES: (CONTINUED)

    In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

    Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences that were available at February 1, 1998.

    At February 1, 1998, the Company has federal net operating loss carryforwards of approximately $6,062,000 expiring in various amounts beginning 2010; however, net operating loss carryforwards may be subject to restriction under Section 382 and the separate return limitation year rules of the Internal Revenue Code due to the acquisition of ASI. Additionally, the Company has minimum tax credit carryforwards with indefinite expiration of approximately $786,000.

5. OTHER ACCRUED LIABILITIES:

                                                                  FEBRUARY 1,    FEBRUARY 2,
                                                                     1998           1997
                                                                 -------------  -------------
Costs accrued to complete church directories...................  $   1,043,437  $     992,786
Accrued taxes other than income................................      1,175,602      2,377,105
Accrued expenses...............................................      8,248,176      8,686,672
Costs to close approximately 400 underperforming studios.......        197,362      3,343,000
                                                                 -------------  -------------
TOTAL..........................................................  $  10,664,577  $  15,399,563
                                                                 -------------  -------------
                                                                 -------------  -------------

6. EMPLOYEE BENEFITS:

    The Company has a profit sharing plan with annual contributions by the Company as directed by the Board of Directors for all employees who meet certain eligibility requirements. For fiscal 1997, the contribution was equal to 10% of consolidated income before income taxes and profit sharing less expenses associated with the plan. Company contributions, net of forfeitures, are as follows:

                                                         FOR THE FISCAL YEARS ENDED
                                               ----------------------------------------------
                                               FEBRUARY 1,     FEBRUARY 2,      JANUARY 28,
                                                   1998           1997             1996
                                               ------------  ---------------  ---------------
Contributions................................  $  1,653,000    $   421,000     $   1,429,000
Forfeitures..................................      (146,000)      (212,000)         (172,000)
                                               ------------  ---------------  ---------------
Net Contribution.............................  $  1,507,000    $   209,000     $   1,257,000
                                               ------------  ---------------  ---------------
                                               ------------  ---------------  ---------------

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

6. EMPLOYEE BENEFITS: (CONTINUED)
    The Company provides health and life insurance benefits to those persons already retired on February 1, 1992 and to those employees who were 55 years of age with 5 years of service on February 1, 1992. The plan provides for annual benefits of $2,000 (single) or $4,000 (married) toward the purchase of supplemental health care coverage. An eligible employee who retires after February 1, 1992 can receive benefits after attaining the age of 65.

    The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7% at February 1, 1998, February 2, 1997 and January 28, 1996. There were no assumptions for trends since the Company's obligation was limited to the dollar amounts previously stated.

    The Company's net periodic cost of this program, not included in the accumulated obligation, including service cost and interest-related cost for the most recent three years is:

                                                              FOR THE FISCAL YEARS ENDED
                                                         -------------------------------------
                                                         FEBRUARY 1,  FEBRUARY 2,  JANUARY 28,
                                                            1998         1997         1996
                                                         -----------  -----------  -----------
Service Cost...........................................   $  --        $  --        $  --
Interest Related Cost..................................     140,000      140,000      154,000
                                                         -----------  -----------  -----------
NET PERIODIC COST......................................   $ 140,000    $ 140,000    $ 154,000
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

    On February 1, 1998, the accrued cost was $2.5 million, of which $250,000 was classified as current liabilities.

7. COMMITMENTS AND CONTINGENCIES:

    The Company is obligated under operating leases with initial or remaining noncancelable terms in excess of one year which provide, in some instances, for the payment of taxes, insurance, and maintenance. The future minimum rental payments are not material.

    Certain of the Company's operating lease agreements have renewal options. Rental expense for all operating leases was $296,567, $237,923 and $249,444 for the fiscal years ended February 1, 1998, February 2, 1997 and January 28, 1996, respectively.

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

8. STOCK OPTIONS:

    The 1996 Omnibus Long-Term Compensation Plan (the "1996 Plan") provides for the issuance of up to 811,550 shares of the Company's common stock (the same number that had been available for issuance under the Company's 1990 Non-Qualified Stock Option Plan (the "1990 Plan") and the 1992 Non-Qualified Stock Option Plan (the "1992 Plan"). The 1996 Plan replaced and superseded the 1990 Plan and the 1992 Plan, except with respect to options and shares of common stock issued and outstanding under those plans which will continue to be governed by the terms of such plans. The 1996 Plan is designed to

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

8. STOCK OPTIONS: (CONTINUED)
give the Board of Directors flexibility to adapt the long-term incentive compensation of key employees to changing business conditions through a variety of long-term incentive awards. Under the 1996 Plan, the Compensation Committee may approve the grant of employee Stock Options, Stock Appreciation Rights
(SARs), Performance Restricted Stock Awards, Performance Awards, and performance units ("Awards") to senior level employees of the Company. In addition, the 1996 Plan provides for the grant of stock options to nonemployee directors upon their election to the Board and allows nonemployee directors to elect to take their compensation as directors in the form of options. The exercise price for stock options and stock Awards may not be less than the fair market value of the common stock on the date of grant with terms up to 10 years. As of February 1, 1998 and February 2, 1997, options for 271,250 shares and 342,850 shares were available for future grant under the 1996 Plan, and 287,300 shares and 200,000 shares were exercisable, respectively.

    The 1990 Plan provides for the grant of non-qualified stock options to key employees and nonemployee directors. As of February 1, 1998, February 2, 1997 and January 28, 1996, options for 498,400, 588,450 and 403,350 shares, respectively, were exercisable.

    The 1992 Plan provides for the grant of non-qualified stock options to key employees and nonemployee directors of the Company. As of February 1, 1998, February 2, 1997 and January 28, 1996, options for 303,800, 297,900 and 0 shares, respectively, were exercisable.

    The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                                 FOR THE FISCAL YEARS ENDED
                                                                          ----------------------------------------
                                                                          FEBRUARY 1,   FEBRUARY 2,   JANUARY 28,
                                                                              1998          1997          1996
                                                                          ------------  ------------  ------------
Net income..............................................  As reported     $  8,734,852  $  2,993,854  $  7,617,169
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
                                                          Pro forma       $  8,365,608  $  2,374,079  $  7,556,540
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Basic earnings per share................................  As reported     $       1.12  $       0.40  $       1.00
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
                                                          Pro forma       $       1.08  $       0.32  $       0.99
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Diluted earnings per share..............................  As reported     $       1.07  $       0.38  $       0.96
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
                                                          Pro forma       $       1.02  $       0.30  $       0.96
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

8. STOCK OPTIONS: (CONTINUED)
    The following table sets forth information regarding the 1990, 1992, and 1996 Plans with respect to the exercise, cancellation, expiration, and grant of options during the previous three fiscal years:

                                                                                   WEIGHTED
                                                                     NUMBER OF      AVERAGE
                                                                       SHARES    OPTION PRICE
                                                                     ----------  -------------
OPTIONS OUTSTANDING JANUARY 29, 1995...............................   1,880,550    $    9.49
  Exercised........................................................     (66,200)   $    4.49
  Canceled.........................................................    (109,700)   $   10.70
  Granted..........................................................     199,800    $   11.25
                                                                     ----------
OPTIONS OUTSTANDING JANUARY 28, 1996...............................   1,904,450    $    9.76
  Exercised........................................................    (434,300)   $    7.79
  Canceled.........................................................     (15,800)   $   10.10
  Expired..........................................................     (87,000)   $   16.22
  Granted..........................................................     468,700    $   17.10
                                                                     ----------
OPTIONS OUTSTANDING FEBRUARY 2, 1997...............................   1,836,050    $   11.80
  Exercised........................................................    (294,450)   $   10.86
  Canceled.........................................................     (72,200)   $   12.71
  Granted..........................................................      71,600    $   16.87
                                                                     ----------
OPTIONS OUTSTANDING FEBRUARY 1, 1998...............................   1,541,000    $   12.17
                                                                     ----------
                                                                     ----------

    At February 1, 1998, the range of exercise prices, the weighted average exercise price, and the weighted average contractual remaining life of options outstanding are as follows:

                                                             OPTIONS OUTSTANDING
                                                   ----------------------------------------     OPTIONS EXERCISABLE
                                                                  WGT. AVG.                  -------------------------
                                                                  REMAINING      WGT. AVG.                  WGT. AVG.
                                                     NUMBER      CONTRACTUAL     EXERCISE       NUMBER      EXERCISE
RANGE OF EXERCISE PRICES                           OUTSTANDING       LIFE          PRICE     EXERCISABLE      PRICE
-------------------------------------------------  -----------  --------------  -----------  ------------  -----------
$1.67 to $4.92...................................     172,400       2.1 years    $    1.68        172,400   $    1.68
$9.25 to $12.88..................................     685,500       4.0 years    $   10.46        478,000   $   10.51
$14.12 to $18.50.................................     683,100       5.8 years    $   16.53        439,100   $   16.31
                                                   -----------                               ------------
$1.67 to $18.50..................................   1,541,000       5.4 years    $   12.17      1,089,500   $   11.45
                                                   -----------                               ------------
                                                   -----------                               ------------

    Options outstanding with exercise price above market price:

                                                       FOR THE FISCAL YEARS ENDED
                                            -------------------------------------------------
                                              FEBRUARY 1,      FEBRUARY 2,      JANUARY 28,
                                                 1998             1997             1996
                                            ---------------  ---------------  ---------------
Number....................................        --                 470,200        1,257,700
                                            ---------------  ---------------  ---------------
                                            ---------------  ---------------  ---------------
Price range...............................        --           $16.25-$17.12    $10.00-$17.00
                                            ---------------  ---------------  ---------------
                                            ---------------  ---------------  ---------------

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

9. COMMON STOCK:

    On March 20, 1996, the Company's Board of Directors increased the number of shares authorized for repurchase by 744,300, bringing the total number of shares authorized for repurchase to 1,000,000. During fiscal 1996, the Company purchased, in various transactions, 309,242 shares. The credit agreement dated February 28, 1997 restricts the Company from repurchasing any shares of the Company's stock.

10. EARNINGS PER SHARE:

    The following table sets forth a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the previous three fiscal years:

                                                                                 FOR THE FISCAL YEARS ENDED
                                                                          ----------------------------------------
                                                                          FEBRUARY 1,   FEBRUARY 2,   JANUARY 28,
                                                                              1998          1997          1996
                                                                          ------------  ------------  ------------
BASIC EARNINGS PER COMMON SHARE:
  EARNINGS APPLICABLE TO COMMON STOCK:
    Net income..........................................................  $  8,734,852  $  2,993,854  $  7,617,169
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
    Weighted average number of common shares............................     7,779,176     7,522,188     7,632,297
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
    Basic earnings per common share.....................................  $       1.12  $       0.40  $       1.00
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
DILUTED EARNINGS PER COMMON SHARE:
  EARNINGS APPLICABLE TO COMMON STOCK:
    Net Income..........................................................  $  8,734,852  $  2,993,854  $  7,617,169
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
COMPUTATION OF DILUTED COMMON SHARES:
    Weighted average number of common shares outstanding................     7,779,176     7,522,188     7,632,297
    Dilutive effect of stock options....................................       398,784       313,425       262,359
    Dilutive effects of warrants........................................        17,148       --            --
                                                                          ------------  ------------  ------------
    Weighted average number of common shares of outstanding as
      adjusted..........................................................     8,195,108     7,835,613     7,894,656
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  DILUTED EARNINGS PER COMMON SHARE:
    Net income..........................................................  $       1.07  $       0.38  $       0.96
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

11. UNAUDITED QUARTERLY FINANCIAL DATA:

                                                              FOR THE FISCAL YEAR ENDED FEBRUARY 1, 1998
                                                      ----------------------------------------------------------
                                                       FEBRUARY 1,    NOVEMBER 2,     AUGUST 3,       MAY 4,
                                                          1998           1997           1997           1997
                                                      -------------  -------------  -------------  -------------
Sales...............................................  $  75,834,923  $  61,235,465  $  47,136,830  $  58,691,809
Gross Profit*.......................................  $  25,569,922  $  14,295,372  $   7,376,925  $  13,690,889
Net Income (Loss)...................................  $   7,811,302  $   1,919,844  $  (1,639,620) $     643,326
Basic Earnings Per Common Share.....................  $        0.99  $        0.24  $       (0.21) $        0.08
Diluted Earnings Per Common Share...................  $        0.94  $        0.23  $       (0.20) $        0.08

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

                  FOR THE FISCAL YEARS ENDED FEBRUARY 1, 1998,
                     FEBRUARY 2, 1997 AND JANUARY 28, 1996

11. UNAUDITED QUARTERLY FINANCIAL DATA: (CONTINUED)

                                                              FOR THE FISCAL YEAR ENDED FEBRUARY 2, 1997
                                                      ----------------------------------------------------------
                                                       FEBRUARY 2,    OCTOBER 27,     JULY 28,       APRIL 28,
                                                          1997           1996           1996           1996
                                                      -------------  -------------  -------------  -------------
Sales...............................................  $  51,801,203  $  37,093,025  $  31,116,836  $  36,087,986
Gross Profit*.......................................  $  15,250,619  $   7,165,823  $   5,773,728  $   8,802,429
Net Income..........................................  $     981,667  $     641,112  $     232,297  $   1,138,778
Basic Earnings Per Common Share.....................  $        0.13  $        0.08  $        0.03  $        0.15
Diluted Earnings Per Common Share...................  $        0.12  $        0.08  $        0.03  $        0.15

------------------------

* SALES LESS ADVERTISING AND PROMOTIONAL COSTS, COSTS OF PHOTOGRAPHIC SALES, AND STORE COMMISSIONS AND SELLING COSTS.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                          MAY 3,     FEBRUARY 1,
                                                                                           1998         1998
                                                                                        (UNAUDITED)   (AUDITED)
                                                                                        -----------  -----------
                                                     ASSETS
Current Assets:
  Cash and cash equivalents...........................................................  $11,073,455  $12,289,761
  Accounts receivable (net of allowance for doubtful accounts of $1,488,299 and
    $1,315,666):
    Due from licensor stores and customers............................................    7,079,533    6,740,560
    Other, including employee advances................................................      438,133      763,925
  Inventories.........................................................................    8,069,236   10,078,719
  Deferred income taxes...............................................................    4,788,074    5,827,324
  Prepaid expenses....................................................................    1,247,313    1,043,708
                                                                                        -----------  -----------
      Total Current Assets............................................................   32,695,744   36,743,997
                                                                                        -----------  -----------
Property:
  Land and improvements...............................................................    2,305,293    2,305,293
  Building and improvements...........................................................   12,160,430   12,148,732
  Photographic and sales equipment....................................................   57,685,314   57,713,911
  Photographic finishing equipment....................................................   15,607,775   15,599,525
  Furniture and equipment.............................................................   13,923,558   13,872,058
  Transportation equipment............................................................      294,920      292,593
  Leasehold improvements..............................................................   16,022,441   16,050,719
  Construction in progress............................................................    2,296,667    1,429,621
                                                                                        -----------  -----------
      Total Property..................................................................  120,296,398  119,412,452
  Less: Accumulated depreciation and amortization.....................................   66,971,841   64,488,965
                                                                                        -----------  -----------
      Property, net...................................................................   53,324,557   54,923,487
                                                                                        -----------  -----------
Intangible Assets.....................................................................   59,240,646   59,733,731
Other Assets..........................................................................    1,655,283    1,899,611
                                                                                        -----------  -----------
      Total Assets....................................................................  $146,916,230 $153,300,826
                                                                                        -----------  -----------
                                                                                        -----------  -----------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...................................................  $ 8,750,000  $ 8,750,000
  Accounts payable-trade..............................................................   23,797,823   25,915,285
  Accrued insurance...................................................................    3,823,960    4,085,191
  Accrued income taxes................................................................    1,341,524    1,188,859
  Accrued compensation................................................................    4,791,914    6,474,414
  Other accrued liabilities...........................................................    9,858,281   10,664,577
                                                                                        -----------  -----------
      Total Current Liabilities.......................................................   52,363,502   57,078,326
                                                                                        -----------  -----------
Long-term debt........................................................................   41,104,831   42,063,857
                                                                                        -----------  -----------
Deferred Income Taxes.................................................................      107,019    1,738,255
                                                                                        -----------  -----------
Other Liabilities.....................................................................    7,628,444    7,730,964
                                                                                        -----------  -----------
Shareholders' Equity:
  Preferred stock, $10.000 par value (authorized--2,000,000 shares;
    outstanding--none)................................................................      --           --
  Common Stock, $0.20 par value (authorized--20,000,000 shares; issued--7,947,879
    shares and 7,901,579 shares)......................................................    1,589,576    1,580,316
  Additional paid-in capital..........................................................   10,707,615    9,995,238
  Retained earnings...................................................................   33,646,734   33,423,465
  Cumulative foreign currency translation adjustments.................................     (231,491)    (309,595)
                                                                                        -----------  -----------
      Total Shareholders' Equity......................................................   45,712,434   44,689,424
                                                                                        -----------  -----------
      Total Liabilities and Shareholders' Equity......................................  $146,916,230 $153,300,826
                                                                                        -----------  -----------
                                                                                        -----------  -----------

           See Condensed Notes to Consolidated Financial Statements.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                                          THREE MONTHS ENDED
                                                                                     ----------------------------
                                                                                        MAY 3,         MAY 4,
                                                                                         1998           1997
                                                                                     -------------  -------------
SALES..............................................................................  $  54,661,925  $  58,691,809
                                                                                     -------------  -------------
COSTS AND EXPENSES:
  Advertising and promotional costs................................................      3,392,749      4,313,900
  Costs of photographic sales......................................................     19,361,353     21,794,658
  Store commissions and selling costs..............................................     18,822,775     18,892,362
  General and administrative expenses..............................................      9,921,037     10,176,412
  Amortization of intangibles......................................................        507,418        455,738
                                                                                     -------------  -------------
    Total costs and expenses.......................................................     52,005,332     55,633,070
                                                                                     -------------  -------------
INCOME FROM OPERATIONS.............................................................      2,656,593      3,058,739
  Interest expense, net............................................................      1,219,709      1,619,383
                                                                                     -------------  -------------
INCOME BEFORE INCOME TAXES.........................................................      1,436,884      1,439,356
INCOME TAX PROVISION...............................................................        658,811        796,030
                                                                                     -------------  -------------
NET INCOME.........................................................................  $     778,073  $     643,326
                                                                                     -------------  -------------
                                                                                     -------------  -------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  Basic............................................................................      7,931,757      7,631,209
                                                                                     -------------  -------------
                                                                                     -------------  -------------
  Diluted..........................................................................      8,373,084      7,932,863
                                                                                     -------------  -------------
                                                                                     -------------  -------------
BASIC AND FULLY DILUTED EARNINGS PER COMMON SHARE:
  Basic............................................................................  $        0.10  $        0.08
                                                                                     -------------  -------------
                                                                                     -------------  -------------
  Diluted..........................................................................  $        0.09  $        0.08
                                                                                     -------------  -------------
                                                                                     -------------  -------------
CASH DIVIDENDS PER COMMON SHARE....................................................  $        0.07  $    --
                                                                                     -------------  -------------
                                                                                     -------------  -------------

           SEE CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                     FOR THE THREE MONTHS ENDED MAY 3, 1998

                                  (UNAUDITED)

                                                                                                              CUMULATIVE
                                                                                                                FOREIGN
                                            COMMON STOCK         ADDITIONAL                                    CURRENCY
                                      ------------------------     PAID-IN     COMPREHENSIVE     RETAINED     TRANSLATION
                                        SHARES       AMOUNT        CAPITAL         INCOME        EARNINGS     ADJUSTMENT
                                      ----------  ------------  -------------  --------------  -------------  -----------
BALANCE, FEBRUARY 1, 1998...........   7,901,579  $  1,580,316  $   9,995,238                  $  33,423,465  $  (309,595)
Comprehensive Income
  Net income........................                                            $    778,073         778,073
  Foreign currency translation
    adjustment......................                                                  46,081                       78,104
                                                                               --------------
  Total comprehensive income........                                            $    824,154
Exercise of stock options...........      46,300         9,260        712,377
Dividends...........................                                                                (554,804)
                                      ----------  ------------  -------------                  -------------  -----------
BALANCE MAY 3, 1998:................   7,947,879  $  1,589,576  $  10,707,615                  $  33,646,734  $  (231,491)
                                      ----------  ------------  -------------                  -------------  -----------
                                      ----------  ------------  -------------                  -------------  -----------

           SEE CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                           THREE MONTHS ENDED
                                                                                      ----------------------------
                                                                                         MAY 3,         MAY 4,
                                                                                          1998           1997
                                                                                      -------------  -------------
OPERATING ACTIVITIES:
  Net income........................................................................  $     778,073  $     643,326
  Adjustments to reconcile net income to net cash used in operating activities:
    Depreciation and amortization...................................................      3,748,314      3,741,882
    Increase (decrease) in allowance for doubtful accounts..........................        172,312        (25,679)
    Provision for deferred income taxes.............................................       (591,986)       (15,743)
    Loss on disposal of property....................................................        166,233          4,283
    Decrease in other liabilities...................................................       (112,109)      (275,131)
    Decrease (increase) in other noncurrent assets..................................        244,328     (1,499,779)
    Changes in operating assets and liabilities
      Increase in accounts receivable...............................................       (182,710)      (902,267)
      Decrease in inventories.......................................................      2,010,683      1,700,347
      (Increase) decrease in prepaid expenses.......................................       (193,772)       360,276
      Decrease in accounts payable..................................................     (2,118,292)    (3,412,559)
      Decrease in accrued expenses..................................................     (2,603,743)      (992,566)
                                                                                      -------------  -------------
NET CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES...............................      1,317,331       (673,610)
                                                                                      -------------  -------------
INVESTING ACTIVITIES:
  Purchase of property..............................................................     (1,785,076)    (3,363,219)
  Purchase of American Studios, Inc.................................................       --           (2,516,646)
  Proceeds from sale of fixed assets................................................         17,568          1,200
                                                                                      -------------  -------------
  NET CASH USED IN INVESTING ACTIVITIES.............................................     (1,767,508)    (5,878,665)
                                                                                      -------------  -------------
FINANCING ACTIVITIES:
  (Decrease) increase in borrowings.................................................       (959,026)     7,798,680
  Exercise of stock options.........................................................        721,637        963,121
  Cash dividends....................................................................       (554,804)      --
                                                                                      -------------  -------------
NET CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES...............................       (792,193)     8,761,801
                                                                                      -------------  -------------
  Effect of exchange rate changes on cash...........................................         26,064        (11,106)
                                                                                      -------------  -------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS....................................     (1,216,306)     2,198,420
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD....................................     12,289,761      1,536,234
                                                                                      -------------  -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..........................................  $  11,073,455  $   3,734,654
                                                                                      -------------  -------------
                                                                                      -------------  -------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash Flow Data:
    Interest paid...................................................................  $     901,935  $   3,736,171
                                                                                      -------------  -------------
                                                                                      -------------  -------------
    Income taxes paid...............................................................  $     986,472  $   1,219,348
                                                                                      -------------  -------------
                                                                                      -------------  -------------

           See Condensed Notes to Consolidated Financial Statements.

                    PCA INTERNATIONAL INC. AND SUBSIDIARIES

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE QUARTERS ENDED MAY 3, 1998 AND MAY 4, 1997

With respect to the significant accounting policies of PCA International, Inc., and its subsidiaries ("PCA" or the "Company"), which are wholly owned, reference is made to note 1 of the financial statements in the Company's Form 10-K filed for the fiscal year ended February 1, 1998. The interim financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

                    PCA INTERNATIONAL, INC. AND SUBSIDIARIES

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS

                         COLUMN A                              COLUMN B     COLUMN C     COLUMN D      COLUMN E
-----------------------------------------------------------  ------------  -----------  -----------  -------------
                                                              BALANCE AT   CHARGED TO   WRITE-OFFS
                                                             BEGINNING OF   COSTS AND     NET OF      BALANCE AT
                      CLASSIFICATION                            PERIOD      EXPENSES    RECOVERIES   END OF PERIOD
-----------------------------------------------------------  ------------  -----------  -----------  -------------
QUARTER ENDED MAY 3, 1998:
  ALLOWANCE FOR DOUBTFUL ACCOUNTS..........................  $  1,315,666   $ 172,263   $       370   $ 1,488,299
                                                             ------------  -----------  -----------  -------------
                                                             ------------  -----------  -----------  -------------

FISCAL YEAR ENDED FEBRUARY 1, 1998:
  ALLOWANCE FOR DOUBTFUL ACCOUNTS..........................  $    867,961   $ 472,805   $   (25,100)  $ 1,315,666
                                                             ------------  -----------  -----------  -------------
                                                             ------------  -----------  -----------  -------------

FISCAL YEAR ENDED FEBRUARY 2, 1997:
  ALLOWANCE FOR DOUBTFUL ACCOUNTS..........................  $  1,011,350   $ 129,563   $  (272,952)  $   867,961
                                                             ------------  -----------  -----------  -------------
                                                             ------------  -----------  -----------  -------------

FISCAL YEAR ENDED JANUARY 28, 1996:
  ALLOWANCE FOR DOUBTFUL ACCOUNTS..........................  $    845,843   $ 193,715   $   (28,208)  $ 1,011,350
                                                             ------------  -----------  -----------  -------------
                                                             ------------  -----------  -----------  -------------

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                 BY AND BETWEEN
                            PCA INTERNATIONAL, INC.
                                      AND
                           JUPITER ACQUISITION CORP.
                                  DATED AS OF
                                 APRIL 20, 1998

                               TABLE OF CONTENTS

ARTICLE I THE MERGER.....................................................................          8

  Section 1.1     The Merger.............................................................          8

  Section 1.2     Effective Time.........................................................          9

  Section 1.3     Closing................................................................          9

  Section 1.4     Directors and Officers of the Surviving Corporation....................          9

  Section 1.5     Shareholders' Meeting..................................................          9

ARTICLE II CONVERSION OF SECURITIES......................................................         10

  Section 2.1     Conversion of Capital Stock............................................         10

  Section 2.2     Payment of Cash Merger Consideration...................................         12

  Section 2.3     Dissenters' Rights.....................................................         14

  Section 2.4     Exchange of Stock Certificates.........................................         14

  Section 2.5     Stock Options..........................................................         14

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY................................         15

  Section 3.1     Organization...........................................................         15

  Section 3.2     Capitalization.........................................................         15

  Section 3.3     Authorization; Validity of Agreement; Company Action...................         16

  Section 3.4     Consents and Approvals; No Violations..................................         17

  Section 3.5     SEC Reports and Financial Statements...................................         17

  Section 3.6     Absence of Certain Changes.............................................         18

  Section 3.7     No Undisclosed Liabilities.............................................         18

  Section 3.8     Litigation.............................................................         18

  Section 3.9     Employee Benefit Plans; ERISA..........................................         18

  Section 3.10    Information in Proxy Statement.........................................         20

  Section 3.11    No Default; Compliance With Applicable Laws............................         20

  Section 3.12    Licenses; Intellectual Property........................................         21

  Section 3.13    Taxes..................................................................         22

  Section 3.14    Insurance..............................................................         24

  Section 3.15    Contracts..............................................................         25

  Section 3.16    Related Party Transactions.............................................         25

  Section 3.17    Real Property..........................................................         26

  Section 3.18    Vote Required..........................................................         26

  Section 3.19    Environmental Matters..................................................         26

  Section 3.20    Year 2000..............................................................         28

  Section 3.21    Fairness Opinion.......................................................         28

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MERGERCO....................................         28

  Section 4.1     Organization...........................................................         28

  Section 4.2     Capitalization.........................................................         29

  Section 4.3     Authorization; Validity of Agreement; Necessary Action.................         29

  Section 4.4     Consents and Approvals: No Violation...................................         29

  Section 4.5     Information in Proxy Statement.........................................         30

  Section 4.6     Litigation.............................................................         30

  Section 4.7     Financing Commitment...................................................         30

  Section 4.8     Fraudulent Conveyance..................................................         30

ARTICLE V COVENANTS......................................................................         31

  Section 5.1     Interim Operations of the Company......................................         31

  Section 5.2     Access; Confidentiality................................................         33

  Section 5.3     Consents and Approvals.................................................         33

  Section 5.4     No Solicitation........................................................         33

  Section 5.5     Brokers or Finders.....................................................         34

  Section 5.6     Additional Agreements..................................................         34

  Section 5.7     Publicity..............................................................         35

  Section 5.8     Notification of Certain Matters........................................         35

  Section 5.9     Directors' and Officers' Insurance and Indemnification.................         35

  Section 5.10    Tax Return Filing and Tax Elections....................................         36

  Section 5.11    Cooperation............................................................         37

  Section 5.12    Financing..............................................................         37

  Section 5.13    NASDAQ Listing.........................................................         37

  Section 5.14    Fees...................................................................         37

  Section 5.15    Consummation of the Merger.............................................         37

ARTICLE VI CONDITIONS....................................................................         37

  Section 6.1     Conditions to each Party's Obligation to Effect the Merger
                  Transaction............................................................         38

  Section 6.2     Conditions to Mergerco's Obligation to Effect the Merger...............         38

ARTICLE VII TERMINATION..................................................................         40

  Section 7.1     Termination............................................................         40

  Section 7.2     Effect of Termination..................................................         42

ARTICLE VIII MISCELLANEOUS...............................................................         42

  Section 8.1     Fees and Expenses......................................................         42

  Section 8.2     Amendment and Modification.............................................         44

  Section 8.3     Nonsurvival of Representations and Warranties..........................         44

  Section 8.4     Notices................................................................         44

  Section 8.5     Interpretation.........................................................         45

  Section 8.6     Counterparts...........................................................         45

  Section 8.7     Entire Agreement; No Third Party Beneficiaries; Rights of Ownership....         45

  Section 8.8     Severability...........................................................         45

  Section 8.9     Governing Law..........................................................         45

  Section 8.10    Assignment.............................................................         45

                             INDEX OF DEFINED TERMS

DEFINED TERM                                                                                           SECTION NO.
-----------------------------------------------------------------------------------------------------  -----------
Affiliate(s).........................................................................................         8.5
Agreement............................................................................................    Recitals
Agreements...........................................................................................         3.4
Acquisition Proposal.................................................................................         5.4
Alternative Financing................................................................................        5.12
Benefit Plans........................................................................................      3.9(a)
Cash Merger..........................................................................................      2.1(c)
Cash Merger Consideration............................................................................      2.1(c)
Cash Merger Shares...................................................................................      2.1(c)
Certificates.........................................................................................      2.2(b)
Closing..............................................................................................         1.3
Closing Date.........................................................................................         1.3
Code.................................................................................................      3.9(b)
Commitment Letter....................................................................................      4.7(b)
Common Stock.........................................................................................         2.1
Company..............................................................................................    Recitals
Company SEC Documents................................................................................         3.5
Company Shares.......................................................................................      3.2(a)
Continuing Share Election............................................................................      2.1(d)
Continuing Shareholders..............................................................................      2.1(d)
Continuing Shares....................................................................................      2.1(d)
Disclosure Schedule..................................................................................      2.1(d)
Dissenting Shareholders..............................................................................      2.1(c)
Documents............................................................................................         3.5
D&O Insurance........................................................................................      5.9(b)
Effective Time.......................................................................................         1.2
Environment..........................................................................................     3.19(a)
Environment Claims...................................................................................     3.19(b)
Environmental Compliance Costs.......................................................................     3.19(c)
ERISA................................................................................................      3.9(a)
ERISA Affiliate......................................................................................      3.9(a)
Exchange Act.........................................................................................      1.5(a)
Fees and Expenses....................................................................................      8.1(b)
Financing............................................................................................      4.7(b)
GAAP.................................................................................................         3.5
Governmental Entity..................................................................................         3.4
Hazardous Substances.................................................................................         2.2
HSR Act..............................................................................................         3.4
Indemnified Party....................................................................................      5.9(a)
Intellectual Property................................................................................        3.12
Jupiter..............................................................................................         4.2
Licenses.............................................................................................        3.12
Material Adverse Effect..............................................................................      7.1(a)
Material Agreements..................................................................................        3.15
Maximum Continuing Number............................................................................      2.1(d)
Maximum Continuing Percentage........................................................................      2.1(d)
Merger...............................................................................................    Recitals

DEFINED TERM                                                                                           SECTION NO.
-----------------------------------------------------------------------------------------------------  -----------
Mergerco.............................................................................................    Recitals
Mergerco Common Stock................................................................................         2.1
Minimum Continuing Number............................................................................      2.1(d)
Minimum Continuing Percentage........................................................................      2.1(d)
NationsBank Letter...................................................................................      4.7(b)
NationsBridge Letter.................................................................................      4.7(b)
NCBCA................................................................................................    Recitals
1998 Financial Statements............................................................................         3.5
1998 Form 10-K.......................................................................................         3.5
Options..............................................................................................         2.5
Option Consideration.................................................................................         2.5
Owned Real Property..................................................................................     3.17(a)
Paying Agent.........................................................................................      2.2(a)
Preferred Stock......................................................................................      3.2(a)
Proxy Statement......................................................................................      1.5(a)
Release..............................................................................................     3.19(e)
Remedial Action......................................................................................     3.19(f)
Rollover Letters.....................................................................................      2.1(d)
Safety and Environmental Claims......................................................................     3.19(g)
Safety and Environmental Law.........................................................................     3.19(h)
Schedule 13E-3.......................................................................................      1.5(b)
SEC..................................................................................................      1.5(a)
SEC Documents........................................................................................         3.5
Secretary of State...................................................................................         1.2
Securities Act.......................................................................................         3.5
Service..............................................................................................      3.9(b)
Shares...............................................................................................         2.1
Special Meeting......................................................................................      1.5(a)
Stock Option Plans...................................................................................         2.5
Subsidiary...........................................................................................         3.1
Surviving Corporation................................................................................         1.1
Taxes................................................................................................     3.13(c)
Tax Return...........................................................................................     3.13(c)
Termination Date.....................................................................................      7.1(b)
Title Defects........................................................................................     3.17(a)
Trade Secrets........................................................................................        3.12
Year 2000............................................................................................        3.20
Voting Debt..........................................................................................      3.2(a)

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of April 20, 1998, by and between PCA International, Inc., a North Carolina corporation (the "Company") and Jupiter Acquisition Corp., a North Carolina corporation ("Mergerco").

                                    RECITALS

    The respective boards of directors of the Company and Mergerco deem it advisable for the mutual benefit of the Company and Mergerco, and their respective shareholders, that Mergerco be merged with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the Business Corporation Act of the State of North Carolina (the "NCBCA"). The Board of Directors and sole shareholder of Mergerco have approved and adopted this Agreement. The Board of Directors of the Company has approved this Agreement and has resolved to recommend to the shareholders of the Company to vote to approve the principal terms of this Agreement in conjunction with their approval of the principal terms of the Merger.

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

    Section 1.1 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), the Company and Mergerco shall consummate the Merger pursuant to which (a) Mergerco shall be merged with and into the Company and the separate corporate existence of Mergerco shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of North Carolina, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in this Section 1.1. Pursuant to the Merger, (x) the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation, and (y) the Bylaws of Mergerco, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, such Articles of Incorporation and such Bylaws. The Merger shall have the effects specified in the NCBCA.

    Section 1.2 EFFECTIVE TIME. Mergerco and the Company will cause Articles of Merger to be executed and filed on the date of the Closing (as defined in Section 1.3) (or on such other date as Mergerco and the Company may agree) with the Secretary of State of North Carolina (the "Secretary of State") as provided in the NCBCA. The Merger shall become effective on the date on which the Articles of Merger have been duly filed with the Secretary of State or such time as is agreed upon by the parties and specified in the Articles of Merger, and such time is hereinafter referred to as the "Effective Time."

    Section 1.3 CLOSING. The closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the third business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the "Closing Date"), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York, unless another date or place is agreed to in writing by the parties hereto.

    Section 1.4 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The directors of Mergerco at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws. Mergerco agrees that prior to the Effective Time, it shall offer the following directors of the Company the opportunity to remain as directors of the Company following the Effective Time until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal: Donald P. Greenberg, Bridgette P. Heller and Joseph H. Reich. The officers of the Company at the Effective Time shall, from and after the Effective Time, remain as the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Bylaws.

    Section 1.5  SHAREHOLDERS' MEETING.

    (a) The Company, acting through its Board of Directors, shall, in accordance with applicable law:

        (i) duly call, give notice of, convene and hold a special meeting (or the annual meeting) of its shareholders (the "Special Meeting") as promptly as practicable for the purpose of considering and taking action upon the approval of this Agreement and the Merger;

        (ii) prepare and, after consultation with Mergerco, file with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a preliminary proxy statement relating to the Merger and this Agreement and use its best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Mergerco, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause a definitive proxy statement, including any amendment or supplement thereto (the "Proxy Statement"), to be mailed to its shareholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Mergerco and its counsel and (y) to obtain the necessary approvals of the Merger and this Agreement by its shareholders;

       (iii) promptly notify Mergerco of the receipt of the comments of the SEC and of any request from the SEC for amendments or supplements to the preliminary proxy statement or the definitive Proxy Statement or for additional information, and will promptly supply Mergerco with copies of all correspondence between the Company or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the preliminary proxy statement, the definitive Proxy Statement or the Merger;

        (iv) promptly inform Mergerco if at any time prior to the Special Meeting any event should occur which is required by applicable law to be set forth in an amendment of, or a supplement to, the Proxy Statement, in which case, the Company, with the cooperation of Mergerco, will, upon learning of such event, promptly prepare and mail such amendment or supplement; provided, that prior to such mailing, the Company shall consult with Mergerco with respect to such amendment or supplement and shall afford Mergerco reasonable opportunity to comment thereon;

        (v) notify Mergerco at least 24 hours prior to the mailing of the Proxy Statement, or any amendment or supplement thereto, to the shareholders of the Company; and

        (vi) subject to the fiduciary obligations of the Board of Directors under applicable law as advised by independent counsel, include in the Proxy Statement the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of this Agreement and the Merger.

    (b) The Company, if required, and Mergerco, if required, shall prepare and file concurrently with the filing of the preliminary proxy statement, a Statement on Schedule 13E-3 ("Schedule 13E-3") with the SEC. If at any time prior to the Special Meeting any event should occur which is required by applicable law to be set forth in an amendment of, or supplement to, the
Schedule 13E-3, the Company or Mergerco, as the case may be, shall file such amendments or supplements.

                                   ARTICLE II
                            CONVERSION OF SECURITIES

    Section 2.1 CONVERSION OF CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of common stock, par value $.20 per share, of the Company ("Common Stock" or "Shares" and individually as "Share") or holders of any shares of common stock, par value $.01 per share, of Mergerco (the "Mergerco Common Stock"):

    (a) MERGERCO COMMON STOCK. Each issued and outstanding share of Mergerco Common Stock shall be converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Corporation.

    (b) CANCELLATION OF TREASURY STOCK AND PARENT-OWNED STOCK. All Shares that are owned by the Company as treasury stock and any Shares owned by Mergerco or any wholly owned Subsidiary (as defined in Section 3.1 hereof) of Mergerco immediately prior to the Effective Time shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

    (c) EXCHANGE OF SHARES. Each issued and outstanding Share (other than Shares to be canceled in accordance with Section 2.1(b), Shares to remain outstanding pursuant to Section 2.1(d), and any Shares which are held by shareholders exercising appraisal rights pursuant to Chapter 55-13 of the NCBCA ("Dissenting Shareholders")) shall, subject to Section 2.1(d) herein, be converted into the right to receive $26.50 in cash without interest (the "Cash Merger Consideration"), payable to the holder thereof. Such Cash Merger Consideration shall be paid upon surrender of the certificate formerly representing such Share in the manner provided in Section 2.2. The Shares converted into the right to receive the Cash Merger Consideration are hereinafter referred to as the "Cash Merger Shares." All such Cash Merger Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any Cash Merger Shares shall cease to have any rights with respect thereto, except the right to receive the Cash Merger Consideration therefor upon the surrender of such certificate in accordance with
Section 2.2, without interest.

    (d) CONTINUING SHARES. Notwithstanding the provisions of Section 2.1(c), in connection with the Merger, each holder of Shares of Common Stock shall have the right to elect to have any or all Shares held by such holder to remain outstanding (any Shares which so remain outstanding are herein referred to as "Continuing Shares") and not be converted into the right to receive the Cash Merger Consideration (subject to the upward or downward adjustment referred to below in this Section 2.1(d)). Such election may be exercised by a holder of Shares completing and returning to the Company by 5:00 P.M., New York City time, on the last business day preceding the date of the Special Meeting, a form of Continuing Share Election (the "Continuing Share Election") which shall be mailed to holders together with the Proxy Statement and proxy. Each holder of Shares (other than holders of Shares to be canceled as set forth in Section 2.1(b) and Dissenting Shareholders) shall have the right to specify in the Continuing Share Election (i) the number of Shares owned by such holder that such holder desires to have converted into the right to receive the Cash Merger Consideration and (ii) the number of Shares owned by such holder that such holder desires to remain outstanding as Continuing Shares and not be converted into the right to receive the Cash Merger Consideration. If holders of Shares elect in the aggregate to retain Continuing Shares in excess of the Maximum Continuing Number (as hereinafter defined), then the number of Continuing Shares to be owned by all such electing holders will be prorated based on the number of Continuing Shares each shareholder that made a Continuing Share Election elected to retain (with fractional Shares rounded down to the next whole number) so that only the Maximum Continuing Number of Shares shall remain as Continuing Shares. With respect to Shares as to which Continuing Share Elections are made but with respect to which no Continuing Shares will be issued by reason of the preceding sentence, such Continuing Share Elections shall be deemed revoked and relinquished and such Shares shall be converted into the right to receive the Cash Merger Consideration. If holders of Shares elect in the aggregate to retain less than the Minimum Continuing Number (as hereinafter defined) of Shares, then
(i) each shareholder that made a Continuing Share Election shall retain the number of Continuing Shares set forth in such election and (ii) each shareholder (whether or not such shareholder made a Continuing Share Election) shall receive a prorated (based on the total number of Shares owned by such Shareholder as to which a Continuing Share Election has not been made) number of Continuing Shares (with fractional Shares rounded up to the next whole number) so that the Minimum Continuing Number of Shares shall remain outstanding as Continuing Shares. With respect to Shares as to which no

Continuing Share Election was made but which will remain outstanding as Continuing Shares by reason of the preceding sentence, such a Continuing Share Election shall be deemed to have been made. The Continuing Shares shall not be converted or canceled as provided in Section 2.1(c), but the certificates representing such Shares shall be exchanged as provided in Section 2.4(b). For the purposes of this Agreement, "Maximum Continuing Number" shall mean 358,490 Shares (plus the number of Continuing Shares "beneficially owned" (as defined in the Exchange Act) by the persons listed in Section 2.1(d) to the Disclosure Schedule heretofore delivered to Mergerco (the "Disclosure Schedule")), and "Minimum Continuing Number" shall mean 271,698 Shares (plus the number of Continuing Shares "beneficially owned" by the persons listed in Section 2.1(d) to the Disclosure Schedule).

    (e) ADJUSTMENTS. If, between the date of this Agreement and the Effective Time, the number of outstanding Shares or the number of shares of the Common Stock of the Company shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, the amount of the Cash Merger Consideration shall be correspondingly adjusted.

    Section 2.2  PAYMENT OF CASH MERGER CONSIDERATION.

    (a) PAYING AGENT. Mergerco shall designate a bank or trust company to act as agent for the holders of the Cash Merger Shares in connection with the Merger (the "Paying Agent") to receive the funds to which holders of the Cash Merger Shares shall become entitled pursuant to Section 2.1(c). Such funds shall be invested by the Paying Agent as directed by Mergerco or the Surviving Corporation in direct obligations of the United States, obligations for which the full faith and credit of the United States is pledged to provide for the payments of principal and interest, commercial paper rated of the highest quality by Moody's Investor Services or Standard & Poors Rating Group or certificates of deposit, issued by commercial banks having at least $1 billion in assets.

    (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Cash Merger Shares (the "Certificates"), whose Shares were converted pursuant to Section 2.1 into the right to receive the Cash Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Mergerco and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Cash Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Mergerco, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Cash Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. If payment of the Cash Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Cash Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Cash Merger Consideration in cash as contemplated by this Section 2.2.

    (c) NO FURTHER OWNERSHIP RIGHTS IN THE SHARES. At the Effective Time, there shall be no further registration of transfers of the Cash Merger Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Cash Merger Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this
Article II.

    (d) TERMINATION OF FUND; NO LIABILITY. At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Cash Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Cash Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    Section 2.3 DISSENTERS' RIGHTS. Any Dissenting Shareholder which perfects its dissenter's rights pursuant to Chapter 55-13 of the NCGCA shall have the rights to receive payment as provided in such Chapter for its Shares. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Stockholder shall thereupon be treated as though such Shares had been converted into the Cash Merger Consideration pursuant to Section 2.1.

    Section 2.4 EXCHANGE OF STOCK CERTIFICATES. Immediately after the Effective Time, the Surviving Corporation shall deliver to the record holders of the certificates which immediately prior to the Effective Time represented all the outstanding shares of Mergerco Common Stock that were converted into the right to receive Shares in accordance with Section 2.1(a), in exchange for such certificates, duly endorsed in blank, Share certificates, registered in the names of such record holders, representing the number of Shares to which such record holder are so entitled by virtue of Section 2.1(a).

    (b) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of Continuing Shares a letter of instructions (which shall be in such form and have such other provisions as Mergerco and the Company may reasonably specify) instructing such holders to transmit their certificates representing Continuing Shares to the Paying Agent in exchange for new certificates representing such Continuing Shares. Although certificates representing Continuing Shares which are not so exchanged will be deemed for all purposes to represent validly issued and outstanding Continuing Shares, such certificates will not be transferable on the books of the Company except for such new certificates. Any holder of a certificate which represents some Shares entitled to receive the Cash Merger Consideration and some Continuing Shares shall receive in exchange therefor the Cash Merger Consideration for the Cash Merger Shares pursuant to Section 2.2(b) and a new certificate for the Continuing Shares pursuant to this Section 2.4(b).

    Section 2.5 STOCK OPTIONS. With respect to the Company's Amended and Restated 1996 Omnibus Long-Term Compensation Plan, the 1990 Non-Qualified Stock Option Plan and the 1992 Non-Qualified Stock Option Plan (collectively, the "Stock Option Plans"), the Company shall take such action as shall be required to effectuate the cancellation of all options under the Stock Option Plans (the "Options") (whether or not then exercisable and without regard to the exercise price of such Options), to take effect immediately prior to the Effective Time. Each holder of an Option shall receive from the Company, in respect of each Option so canceled, as soon as practicable following the Effective Time, an amount equal to the excess, if any, of the Cash Merger Consideration over the exercise price of such Option, multiplied by the number of Shares subject to such Option, without any interest thereon and after deducting taxes required to be withheld (the "Option Consideration"). Notwithstanding the foregoing, payment may be withheld in respect of any Option until any required consent of the holder thereof to its cancellation as contemplated hereby is obtained. The surrender of an Option to the Company shall be deemed a release of any and all rights the holder had or may have had in such Option, other than the right to receive the Option Consideration in respect thereof. Notwithstanding the foregoing, Mergerco may, by separate agreements with holders of any Options, agree with such holders on alternate treatment of such Options.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Mergerco as follows:

    Section 3.1 ORGANIZATION. Except as set forth in Section 3.1 of the Company's disclosure schedule heretofore delivered to Mergerco (the "Disclosure Schedule"), each of the Company and its Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole. As used in this Agreement, the term "Subsidiary" shall mean all corporations or other entities in which the Company or Mergerco, as the case may be, owns a majority of the issued and outstanding capital stock or similar interests. As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to the condition (financial or other), businesses, assets or results of operations of such entity (or, if used with respect thereto, of such group of entities taken as a whole). The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not in the aggregate have a material adverse effect on the Company and its Subsidiaries, taken as a whole. The Company does not own any equity interest in any corporation or other entity other than the Subsidiaries. Section 3.1 of the Company's Disclosure Schedule sets forth a complete list of the Company's Subsidiaries.

    Section 3.2 CAPITALIZATION. (a) The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, (the "Company Shares") and 2,000,000 shares of preferred stock, par value $10.00 per share (the "Preferred Stock"). As of the date hereof, (i) 7,941,379 Shares are issued and outstanding, (ii) no Shares are issued and held in the treasury of the Company,
(iii) no shares of Preferred Stock are issued or outstanding, (iv) 1,511,000 Shares are reserved for issuance upon exercise of outstanding Options granted under the Stock Option Plans and (v) 150,000 Shares are reserved for issuance upon exercise of outstanding warrants. Section 3.2 of the Company's Disclosure Schedule sets forth the exercise price, grant date and expiration date for all outstanding Options. All the outstanding Shares of the Company's capital stock are, and all Shares which may be issued pursuant to the exercise of outstanding options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 3.2 of the Disclosure Schedule there are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its Subsidiaries issued and outstanding. Except as set forth above and except for the transactions contemplated by this Agreement, as of the date hereof, (i) there are no shares of capital stock of the Company or any of its Subsidiaries authorized, issued or outstanding, (ii) there are no existing options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, and (iii) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or any capital stock of the Company, or any Subsidiary or affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity.

    (b) All of the outstanding shares of capital stock of each of the Subsidiaries of the Company are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of all liens, charges, claims or encumbrances.

    (c) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

    (d) None of the Company or its Subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock of the Company, or any of its Subsidiaries, respectively, as a result of the transactions contemplated by this Agreement.

    Section 3.3 AUTHORIZATION; VALIDITY OF AGREEMENT; COMPANY ACTION. The Company has full corporate power and authority to execute and deliver this Agreement and, subject to shareholder approval, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by its Board of Directors and, except for obtaining the approval of its shareholders as contemplated by Section 1.5 hereof, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Mergerco, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

    Section 3.4 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for the filings, permits, authorizations, consents and approvals as may be required as set forth in Section 3.4 of the Company's Disclosure Schedule, and other applicable requirements of the Exchange Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), state securities or blue sky laws, and the NCBCA, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or the Bylaws of the Company or of any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (a "Governmental Entity"),
(iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of payment, termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (the "Agreements") or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clause (iii) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole and which will not materially impair the ability of the Company to consummate the transactions contemplated hereby. Except as set forth in Section 3.4 of the Company's Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any contract or agreement (whether written or oral) providing for any severance or other payment upon or following a change of control of the Company.
Section 3.4 of the Company's Disclosure Schedule describes in reasonable detail the nature and amount of any such severance or other payments.

    Section 3.5 SEC REPORTS AND FINANCIAL STATEMENTS. The Company has filed with the SEC, and has heretofore made available to Mergerco true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1995 under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act") (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC. The financial statements of the Company (the "1998 Financial Statements") included in the Company's Annual Report on Form 10K for the fiscal year ended February 1, 1998 (the "1998 10-K") have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries at the dates and for the periods covered thereby. The historical financial information contained in the financial information attached as Section
3.5 of the Disclosure Schedule is, to the best of the knowledge of the Company, true and correct in all material respects.

    Section 3.6 ABSENCE OF CERTAIN CHANGES. Except as disclosed in Section 3.6 of the Company's Disclosure Schedule, since February 1, 1998, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course and there has not occurred (i) any events or changes (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or of any of its Subsidiaries; or (iii) any change by the Company or any of its Subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP.

    Section 3.7 NO UNDISCLOSED LIABILITIES. Except (a) as disclosed in the Company SEC Documents and (b) for liabilities and obligations as set forth in
Section 3.7 of the Company Disclosure Schedule, since February 1, 1998, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that have, or would be reasonably likely to have, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or, subject to the foregoing exceptions or for liabilities or obligations incurred in the ordinary course of business and consistent with past practice, would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto).

    Section 3.8 LITIGATION. Except as set forth in Section 3.8 of the Company's Disclosure Schedule, none of the Company, any of its Subsidiaries and any of their respective properties, assets, businesses, franchises, or governmental approvals, is subject to any pending, or, to the knowledge of the Company, threatened, legal action, suit, arbitration or other legal or administrative proceeding or outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen after due inquiry, in the future would have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby.

    Section 3.9  EMPLOYEE BENEFIT PLANS; ERISA.

    (a) Section 3.9 of the Company's Disclosure Schedule sets forth a list of all material employee benefit plans, arrangements, contracts or agreements (including, but not limited to, employment agreements, severance agreements, executive compensation arrangements, equity arrangements, incentive plans, bonus plans, deferred compensation agreements, health, accident, vacation or other fringe benefit plans) of any type (including but not limited to plans described in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), maintained by the Company, any of its Subsidiaries or any trade or business, whether or not incorporated (an "ERISA Affiliate"), which together with the Company would be under "common control" within the meaning of section 4001(a)(14) of ERISA ("Benefit Plans"). Neither the Company nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or modify or change any existing Benefit Plan that would affect any employee or terminated employee of the Company or any Subsidiary.

    (b) With respect to each Benefit Plan: (i) if intended to qualify under section 401(a), 401(k) or 403(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), the United States Internal Revenue Service (the "Service") has issued a favorable letter of determination on such qualified status and on the exempt status under section 501(a) of the Code and since such letter of determination no event has occurred that would disqualify such plan; (ii) such plan has been administered in all material respects in accordance with its terms and applicable law; (iii) no breaches of fiduciary duty have occurred which might reasonably be expected to give rise to material liability on the part of the Company; (iv) no disputes are pending, or, to the knowledge of the Company, threatened that might reasonably be expected to give rise to material liability on the part of the Company; (v) no prohibited transaction (within the meaning of Section 406 of ERISA) has occurred that might reasonably be expected to give rise to material liability on the part of the Company; (vi) all contributions and premiums due as of the date hereof (taking into account any extensions for such contributions and premiums) have been made in full; and (vii) all reports required to be filed with respect to such Benefit Plan have been properly, accurately and timely filed.

    (c) Neither the Company nor any ERISA Affiliate (a) has incurred, or reasonably expects to incur, an accumulated funding deficiency, as defined in the Code and ERISA or (b) has any material liability under Title IV of ERISA with respect to any Benefit Plan that is subject to Title IV of ERISA.

    (d) With respect to each Benefit Plan that is a "welfare plan" (as defined in section 3(1) of ERISA), no such plan provides medical or death benefits with respect to current or former employees of the Company or any of its Subsidiaries beyond their termination of employment, other than on an employee-pay-all basis.

    (e) Except as contemplated by Section 2.5, the consummation of the transactions contemplated by this Agreement will not (i) entitle any individual to severance pay or accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any individual, (ii) constitute or result in a prohibited transaction under section 4975 of the Code or section 406 or 407 of ERISA or (iii) subject the Company, any of its Subsidiaries, any ERISA Affiliate, any of the Benefit Plans, any related trust, any trustee or administrator of any thereof, or any party dealing with the Benefit Plans or any such trust to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a tax imposed pursuant to section 4976 or 4980B of the Code.

    (f) There is no arrangement under any Benefit Plan that would result in the payment of any amount that by operation of section 280G or 162(m) of the Code would not be deductible by the Company or any of the Subsidiaries.

    (g) There are no unfunded obligations under any Benefit Plan except to the extent of reserves therefor shown in the Company SEC Documents.

    (h) No employees of the Company or any of its Subsidiaries who earn annual compensation in 1998 in excess of $50,000 have threatened to terminate or are reasonably expected to terminate, their employment prior to or after the Effective Time.

    (i) Neither the Company nor any ERISA Affiliate has at any time within the preceding six years been obligated to contribute to any Benefit Plan that is a "multiemployer plan," as such term is defined in section 3(37) of ERISA.

    (j) With respect to each Benefit Plan, the Company has made available to Mergerco or its representatives accurate and complete copies of all plan texts, summary plan descriptions, summary of material modifications, trust agreements and other related agreements including all amendments to the foregoing; the most recent annual report; the most recent annual and periodic accounting of plan assets; the most recent determination letter received from the Service; and the most recent actuarial valuation, to the extent any of the foregoing may be applicable to a particular Benefit Plan.

    Section 3.10 INFORMATION IN PROXY STATEMENT. The information contained in the Proxy Statement and the Schedule 13E-3, any amendment or supplement thereto or any other documents filed with the SEC by the Company in connection with the Merger, when filed with the SEC and, in case of the Proxy Statement, when mailed to Company shareholders and at the time of the Special Meeting (except for information supplied by Mergerco specifically for inclusion or incorporation by reference therein, as to which no representation by the Company is made), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

    Section 3.11 NO DEFAULT; COMPLIANCE WITH APPLICABLE LAWS. The business of the Company and each of its Subsidiaries is not being conducted in default or violation of any term, condition or provision of (i) its respective Articles of Incorporation or Bylaws, or (ii) any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to the Company or any of its Subsidiaries, excluding from the foregoing clause (ii), defaults or violations which would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole. Except as disclosed in Section 3.11 of the Company's Disclosure Schedule, as of the date of this Agreement, no claim or, to the best knowledge of the Company, investigation or review by any Governmental Entity or other entity with respect to the Company or any of its Subsidiaries is pending or, to the best knowledge of the Company, threatened nor to the best knowledge of the Company has any Governmental Entity or other entity indicated an intention to assert or conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen after due inquiry, in the future will not, individually or in the aggregate have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

    Section 3.12 LICENSES; INTELLECTUAL PROPERTY. Section 3.12 of the Company's Disclosure Schedule sets forth a list of all registered and material unregistered Intellectual Property (as defined below) owned by the Company and used in the conduct of its business and all agreements granting any right to use or practice any right relating to the Intellectual Property (as defined below) currently used in the conduct of the Company's business (the "Licenses"). Except as set forth in Section 3.12 of the Company's Disclosure Schedule, (i) the Company or its Subsidiaries is the sole owner of all of its rights under the Licenses free and clear of any liens, claims, encumbrances or interests; (ii) the Company or its Subsidiaries is the sole owner of, or has a valid right to use pursuant to a License, all patents and patent applications; registered and unregistered trademarks, service marks, trade names, trade dress, logos, company names and other source or business identifiers, including all goodwill associated therewith; the names, likenesses and other attributes of individuals; registered and unregistered copyrights, computer programs and databases; trade secrets, inventions, discoveries, proprietary technology, know-how, industrial designs, customer lists and other confidential information ("Trade Secrets"); any pending applications for any of the foregoing (collectively, the "Intellectual Property") currently used in the conduct of the Company's business, free and clear of any liens, claims, encumbrances or interests; (iii) to the Company's best knowledge the present or past operations of the Company or the Subsidiaries does not infringe upon, violate, interfere or conflict with the rights of others with respect to any Intellectual Property and no claim is pending or, to the Company's best knowledge, threatened, to this effect; (iv) none of the Intellectual Property currently used is invalid or unenforceable, or has not been used or enforced or has failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Intellectual Property and no claim is pending or, to the Company's best knowledge, threatened, to this effect; (v) no License provision or any other contract, agreement or understanding to which the Company or any Subsidiary is a party would prevent the continued use by the Company or the Subsidiaries (as currently used by the Company or its Subsidiaries) of any Intellectual Property following the consummation of the transactions contemplated hereby; (vi) to the Company's best knowledge, no person is infringing upon or otherwise violating any Intellectual Property or License; (vii) there are no claims pending or, to the Company's best knowledge, threatened in connection with any License; and
(viii) to the Company's best knowledge, no Trade Secret has been disclosed by the Company or its Subsidiaries to any third party except subject to an appropriate confidentiality agreement or as required by a governmental authority.

    Section 3.13 TAXES. Except as set forth in Section 3.13 of the Company's Disclosure Schedule:

        (i) the Company and its Subsidiaries have (w) duly filed (or there have been filed on their behalf) with the Service all United States federal income Tax Returns (as hereinafter defined) required to be filed by them on or prior to the date hereof, such Tax Returns are true, correct and complete in all material respects (or the financial statements contain an adequate charge, accrual or reserve for taxes in respect of such tax returns), and all Taxes (as hereinafter defined) shown on such Tax Returns have been duly paid, (x) duly filed (or there have been filed on their behalf) with the appropriate governmental authorities all other Tax Returns required to be filed by them on or prior to the date hereof, other than any filings which the failure to make in a timely manner would not, whether singly or in the aggregate, have a material adverse effect on the Company and its Subsidiaries taken as a whole, such Tax Returns are true, correct and complete in all material respects (or the financial statements contain an adequate charge, accrual or reserve for taxes in respect of such tax returns), and all Taxes shown on such Tax Returns and all other Taxes due or claimed to be due, whether by proposed assessment or otherwise, by any governmental authority have been duly paid, except for such Taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided in accordance with GAAP and (y) duly made provision in accordance with GAAP for all Taxes for all periods for which Tax Returns have not yet been filed or with respect to which Taxes are not yet due;

        (ii) there are no liens for Taxes upon any property or assets of the Company or any Subsidiary thereof, except for liens for Taxes not yet due;

       (iii) neither the Company nor any of its Subsidiaries has made any change in accounting methods, there is no application pending with any taxing authority requesting permission for any change in any accounting method of any of the Company or its Subsidiaries and no taxing authority has proposed any adjustment or change in accounting method, and neither the Company nor any of its Subsidiaries has received a ruling from any taxing authority or signed an agreement likely to have a material adverse effect on the Company and its Subsidiaries, taken as a whole;

        (iv) the Company and its Subsidiaries have complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and have, within the time and the manner prescribed by law, withheld from employee wages and other compensation and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under applicable laws;

        (v) no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or its Subsidiaries and neither the Company nor its Subsidiaries has received notice that such an audit or proceedings may be commenced;

        (vi) the Federal Income Tax Returns of or with respect to each of the Company and its Subsidiaries have been examined by the Service (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including January 31, 1994 (except for the returns of American Studios, Inc., which have been examined through December 31, 1991), and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid;

       (vii) there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any Taxes is currently in force;

      (viii) neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any agreement providing for the allocation or sharing of Taxes and neither the Company nor any of its Subsidiaries has any liability for Taxes of any person or entity other than the Company and its Subsidiaries;

        (ix) neither the Company nor its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, and none of the actions contemplated or permitted by this Agreement will result in any such payments;

        (x) neither the Company nor any of its Subsidiaries has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code);

        (xi) the deductibility of compensation by the Company and/or its Subsidiaries will not be limited by Section 162(m) of the Code;

       (xii) all transactions that could give rise to an understatement of the federal income tax liability of the Company or any of its Subsidiaries within the meaning of Section 6662(d) of the Code are adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there is or was no substantial authority for the treatment giving rise to such understatement;

      (xiii) no closing agreement that could affect the Taxes of the Company or any of its Subsidiaries for periods ending after the Closing Date pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign law has been entered into by or with respect to any of the Company or its Subsidiaries;

       (xiv) no currently effective Federal Income Tax elections have been made or filed by or with respect to the Company or any of its Subsidiaries;

       (xv) none of the assets of the Company or any of its Subsidiaries are assets or property that are or will be required to be treated as being: (a) owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 (as in effect immediately before the enactment of the Tax Reform Act of 1986); (b) "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code; (c) property used predominantly outside the United States within the meaning of Proposed Treasury Regulation Section 1.168-2(g)(5) or (d) "tax-exempt bond financed property" within the meaning of Section 168(g)(5) of the Code; and

       (xvi) all adjustments to Federal taxable income required to have been reported to any state or local taxing authority have been so reported.

    (b) The net operating loss and credit carryovers available to the Company and its Subsidiaries are set forth in Section 3.13 of the Company's Disclosure Schedule. Except as set forth in Section 3.13 of the Company's Disclosure Schedule, as of the date of this Agreement, the net loss and credit carryovers are not subject to limitations imposed by Sections 382, 383 or 384 of the Code (or any predecessor thereto), the consolidated return regulations or otherwise.

    (c) "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, estimated, excise, real or personal property, sales, withholding, social security, occupation, use, service, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the Service or any taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments. "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or Jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

    Section 3.14 INSURANCE. As of the date hereof, the Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility and solvency, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors have previously been made available for inspection by Mergerco and are in full force and effect. Section 3.14 of the Company's Disclosure Schedule describes all self-insurance arrangements affecting the Company or any Subsidiary and the aggregate amount of all claims made under such arrangements since January 1, 1994. As of the date hereof, there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. To the Company's best knowledge, all necessary notifications of claims have been made to insurance carriers other than those which will not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

    Section 3.15 CONTRACTS. Each Agreement (as defined in Section 3.4) is legally valid and binding against the Company or its Subsidiaries and, to the Company's best knowledge, each other party thereto and in full force and effect, except where failure to be legally valid and binding and in full force and effect would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole, and there are no material defaults thereunder by the Company or its Subsidiaries and, to the Company's best knowledge, any other party thereto, except those defaults that would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole. The Company has previously made available for inspection by Mergerco or its representatives all material Agreements. Each of the Agreements set forth on section 3.15 of the Company's Disclosure Schedule (the "Material Agreements") is legally valid and binding against the Company or its Subsidiaries and, to the Company's best knowledge, each other party thereto and in full force and effect, and there are no material defaults thereunder by the Company or its Subsidiaries and, to the Company's best knowledge, any other party thereto. The Company has delivered to Mergerco true and complete copies of all Material Agreements. (a) No party to any of the Material Agreements within the last twelve months has threatened to modify, cancel or otherwise terminate, or to the Company's best knowledge, intends to modify, cancel or otherwise terminate, any of the Material Agreements or the relationship evidenced thereby and (b) no such party has during the last twelve months materially limited or, to the Company's best knowledge, intends to materially limit the services or supplies provided by it to the Company or any of its Subsidiaries, or by the Company or any of its Subsidiaries to it.

    Section 3.16  RELATED PARTY TRANSACTIONS.  Except as set forth in Section
3.16 of the Company's Disclosure Schedule or in the Company SEC Reports, no director, officer, partner, employee, "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the Exchange Act) of the Company or any of its Subsidiaries (i) has borrowed money from or has outstanding any indebtedness or other similar obligations to the Company or any of its Subsidiaries; (ii) to the best knowledge of the Company, owns any direct or indirect interest of any kind in, or is a director, officer, employee, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (x) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, (y) engaged in a business related to the business of the Company or any of its Subsidiaries or (z) participating in any transaction to which the Company or any of its Subsidiaries is a party or
(iii) is otherwise a party to any contract, arrangement or understanding with the Company or any of its Subsidiaries.

    Section 3.17  REAL PROPERTY.

    (a) The Company is the owner of good, marketable and insurable fee title to the parcels of land described in Section 3.17 of the Company's Disclosure Schedule and to all of the buildings and other improvements located thereon (collectively, the "Owned Real Property") free and clear of all Title Defects (as hereinafter defined) except for the matters listed in Section 3.17 of the Company's Disclosure Schedule or encumbrances that do not, individually or in the aggregate (i) interfere in any material respect with the use and occupancy of the Owned Real Property as currently used and occupied or (ii) materially reduce the fair market value of the Owned Real Property below the fair market value the Owned Real Property would have had but for such encumbrances. The Owned Real Property constitutes all of the real property owned by the Company on the date hereof. As used in this Agreement, "Title Defects" shall mean and include any mortgage, deed of trust, lien, pledge, security interest, claim, lease, option, right of first refusal, easement, restrictive covenant, encroachment or other survey defect, encumbrance or other restriction or limitation whatsoever.

    (b) The Company does not own or hold, and is not obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of the Owned Real Property or any portion thereof or any other real property, or interest therein.

    (c) The Owned Real Property is in full compliance with all applicable building, zoning, subdivision, environmental and other land use and similar laws, codes, regulations and orders of governmental authorities, except where the failure to be in such compliance will not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

    (d) The Company has not received notice and has no knowledge of any pending, threatened or contemplated condemnation proceeding affecting the Owned Real Property or any part thereof or of any sale or other disposition of the Owned Real Property or any part thereof in lieu of condemnation.

    Section 3.18 VOTE REQUIRED. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger, this Agreement and the transactions contemplated thereby and hereby.

    Section 3.19 ENVIRONMENTAL MATTERS. Except as set forth on Section 3.19 of the Company's Disclosure Schedule, the Company (a) is and has been for the past five years in compliance in all material respects with all applicable Safety and Environmental Laws; (b) there is no Environmental Claim pending, or, to the knowledge of the Company, threatened, against the Company, and there is no civil, criminal or administrative judgment, order or notice of violation extant against the Company pursuant to Safety and Environmental Laws or principles of common law relating to pollution, protection of the Environment or health and safety; and (c) there are no past or present events, conditions, circumstances, activities, practices, incidents, agreements, actions or plans which may prevent material compliance by the Company with Environmental Laws, or which have given rise to, or which are reasonably likely to give rise to, an Environmental Claim or to Environmental Compliance Costs in which the liability to the Company is reasonably likely to exceed $100,000. For purposes of this
Section 3.19:

    (a) "ENVIRONMENT" means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth;

    (b) "ENVIRONMENT CLAIMS" means any notification, whether direct or indirect, formal or informal, written or oral, pursuant to Safety and Environmental Laws or principles of common law relating to pollution, protection of the Environment or health and safety, that any of the current or past operations of the Company or any of its Subsidiaries, or any by-product thereof, or any of the property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or the operations or property of any predecessor of the Company or any of its Subsidiaries is or may be implicated in or subject to any claim, order, demand, hearing, notice, lawsuit, agreement or evaluation by any Governmental Entity or any other person;

    (c) "ENVIRONMENTAL COMPLIANCE COSTS" means any expenditures, costs, assessments or expenses (including any expenditures, costs, assessments or expenses in connection with the conduct of any Remedial Action, as well as reasonable fees, disbursements and expenses of attorneys, experts, personnel and consultants), whether direct or indirect, necessary to cause the operations, real property, assets, equipment or facilities owned, leased, operated or used by the Company or any of its Subsidiaries to be in compliance with any and all requirements, as in effect at the Closing Date, of Safety and Environmental Laws, principles of common law concerning pollution, protection of the Environment or health and safety, or permits issued pursuant to Safety and Environmental Laws; provided, however, that Environmental Compliance Costs do not include expenditures, costs, assessments or expenses necessary in connection with normal maintenance of such real property, assets, equipment or facilities or the replacement of equipment in the normal course of events due to ordinary wear and tear;

    (d) "HAZARDOUS SUBSTANCE" means any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any constituent of any such substance or waste, or any other substance regulated under or defined by any Safety and Environmental Law;

    (e) "RELEASE" means any release, spill, emission, leaking, pumping, injection, deposit, discharge, dispersal, leaching or migration into or through the indoor or outdoor Environment or into, through or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property;

    (f) "REMEDIAL ACTION" means all actions, whether voluntary or involuntary, reasonably necessary to comply with, or discharge any obligation under, Safety and Environmental Laws to (i) clean up, remove, treat, cover or in any other way adjust Hazardous Substances in the indoor or outdoor Environment; (ii) prevent or control the Release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the Environment; or
(iii) perform remedial studies, investigations, restoration and post-remedial studies, investigations and monitoring on, about or in any real property;

    (g) "SAFETY AND ENVIRONMENTAL CLAIM" means any claims based upon, arising out of or otherwise in respect of any inaccuracy in or any breach of any representation or warranty of the Sellers contained in this Agreement or in any Document delivered pursuant to this Agreement related to Safety and Environmental Laws; and

    (h) "SAFETY AND ENVIRONMENTAL LAW" means all laws, statutes, codes, ordinances, regulations or other requirements and orders, judgments, awards, decrees or writs relating to pollution, protection of the Environment, public or worker health and safety, or the emission, discharge, release or threatened release of Hazardous Substances into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

    Section 3.20 YEAR 2000. The Company has developed and implemented a program to address, on a timely basis, the "Year 2000 Problem" (that is, the risk that computer applications used by the Company may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31, 1999) and reasonably anticipates that it will, on a timely basis, successfully resolve the Year 2000 Problem for all material computer applications used by the Company.

    Section 3.21 FAIRNESS OPINION. The Company has received a fairness opinion from Needham & Company in the form attached as Section 3.21 to the Disclosure Schedule.

                                   ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES OF
                                    MERGERCO

    Mergerco represents and warrants to the Company as follows:

    Section 4.1 ORGANIZATION. Mergerco is a corporation duly organized, validly existing and in good standing under the laws of North Carolina and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on Mergerco. Mergerco is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, in the aggregate, have a material adverse effect on Mergerco.

    Section 4.2 CAPITALIZATION. The authorized capital stock of Mergerco will, immediately prior to the Effective Time, consist of (i) 10,000,000 shares of Mergerco Common Stock, of which there will be 1,905,661 shares outstanding. All outstanding shares of capital stock of Mergerco will at such time be duly authorized and validly issued and fully paid and nonassessable. As soon as practicable after the Effective Time, the Company shall issue to Jupiter Partners II L.P. ("Jupiter"), and Jupiter shall purchase from the Company, for cash consideration of $26.50 per share, a number of Shares of the Company equal to (i) the amount, if any, of equity provided by Jupiter to Mergerco or the Company pursuant to Section 4.7(a) in excess of $50,500,000, divided by (ii) $26.50.

    Section 4.3  AUTHORIZATION; VALIDITY OF AGREEMENT; NECESSARY
ACTION. Mergerco has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Mergerco of this Agreement, and the consummation of the Merger and of the transactions contemplated hereby have been duly authorized by the Board of Directors of Mergerco and by the sole stockholder of Mergerco and no other corporate action on the part of Mergerco is necessary to authorize the execution and delivery by Mergerco of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Mergerco, as the case may be, and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Mergerco, as the case may be, enforceable against it in accordance with its terms.

    Section 4.4 CONSENTS AND APPROVALS: NO VIOLATION. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, state securities or blue sky laws and the NCBCA, neither the execution, delivery or performance of this Agreement by Mergerco nor the consummation by Mergerco of the transactions contemplated hereby nor compliance by Mergerco with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles of incorporation or by-laws of Mergerco, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Mergerco is a party or by which it or any of its properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Mergerco or any of its properties or assets, excluding from the foregoing clause (iii) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on Mergerco and will not materially impair the ability of Mergerco to consummate the transactions contemplated hereby.

    Section 4.5 INFORMATION IN PROXY STATEMENT. None of the information supplied by Mergerco specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to shareholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

    Section 4.6 LITIGATION. Mergerco is not subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen after due inquiry, would have a material adverse effect on the ability of Mergerco to consummate the transactions contemplated hereby.

    Section 4.7 FINANCING COMMITMENT. Jupiter will provide to Mergerco not less than $50.5 million and not more than $54.3 million (including the amount to purchase additional Shares pursuant to Section 4.2 herein) in equity to consummate the Merger, pay the Cash Merger Consideration and pay the related transaction expenses.

    (b) Jupiter has entered into commitment letters (the "Commitment Letters") for $127 million in senior debt financing and for $100 million of senior subordinated debt financing (collectively, the "Financing"). Such Financing, together with the amount referred to in paragraph (a) above, is adequate to pay in full in cash at closing the Cash Merger Consideration, together with all fees and expenses of Mergerco associated with the transactions contemplated hereby, and to make any other payments necessary to consummate the transactions contemplated hereby, including refinancing any debt required to be refinanced. True and correct copies of the Commitment Letters have been furnished to the Company. Neither Mergerco, Jupiter nor their affiliates will terminate, amend or modify in any respect the Commitment Letters or in a manner which will adversely affect the probability that such financing will be actually funded, or the timing thereof, without the prior written consent of the Company. Jupiter has fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid as of the date hereof (and will duly pay any such fees due after the date hereof). The Commitment Letters are valid and in full force and effect and no event has occurred which (with or without notice, lapse of time or both) would constitute a default on the part of Jupiter or Mergerco thereunder.

    Section 4.8 FRAUDULENT CONVEYANCE. Assuming the accuracy of the representations and warranties of the Company in this Agreement, Mergerco has no reason to believe that the financing to be provided to effect the Merger will cause (i) the fair salable value of the Surviving Corporation's assets to be less than the total amount of its existing liabilities, (ii) the fair salable value of the assets of the Surviving Corporation to be less than the amount that will be required to pay its probable liabilities on its existing debts as they mature, (iii) the Surviving Corporation not to be able to pay its existing debts as they mature or (iv) the Surviving Corporation to have an unreasonably small capital with which to engage in its business.

                                   ARTICLE V
                                   COVENANTS

    Section 5.1 INTERIM OPERATIONS OF THE COMPANY. The Company covenants and agrees that, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 5.1 of the Company's Disclosure Schedule or (iii) as agreed in writing by Mergerco, after the date hereof, and prior to the Effective Time:

        (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its commercially reasonable best efforts to preserve its business organization intact and maintain its existing relations with material customers and suppliers, key employees, material creditors and business partners (including, without limitation, those party to the Material Agreements);

        (b) the Company will not, directly or indirectly, (i) sell, transfer or pledge or agree to sell, transfer or pledge any of the Shares, Preferred Stock, or capital stock of it or of any of its Subsidiaries beneficially owned by it; (ii) amend its Articles of Incorporation or Bylaws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or Preferred Stock, or any outstanding capital stock of any of the Subsidiaries of the Company;

        (c) neither the Company nor any of its Subsidiaries shall: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class of the Company or its Subsidiaries, other than shares reserved for issuance on the date hereof pursuant to the exercise of Options outstanding on the date hereof; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness or other liability; or (iv) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

        (d) neither the Company nor any of its Subsidiaries shall: (i) grant any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries to any of its executive officers or key employees;
    (ii) (A) adopt any new, or (B) amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan agreement or arrangement; or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to, any officer, director or employee of the Company or any its Subsidiaries;

        (e) neither the Company nor any of its Subsidiaries shall modify, amend or terminate any of its material Agreements or waive, release or assign any material rights or claims thereunder;

        (f) neither the Company nor any of its Subsidiaries shall permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Mergerco, and the Company shall use its reasonable commercial best efforts to maintain all such policies;

        (g) neither the Company nor any of its Subsidiaries shall: (i) incur or assume any long-term debt or any short-term indebtedness other than normal borrowings under the Company's existing revolving credit facility; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, continentally or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company or customary expense advances to employees in accordance with past practice); or (iv) enter into any material commitment or transaction (including, but not limited to, any material borrowing, capital expenditure or purchase, sale or lease of assets or real estate);

        (h) neither the Company nor any of its Subsidiaries shall change any of the accounting methods used by it unless required by GAAP;

        (i) neither the Company nor any of its Subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries or those incurred in the ordinary course of business subsequent to the date of such financial statements;

        (j) neither the Company nor any of its Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

        (k) neither the Company nor any of its Subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein, in the case of any representation or warranty not qualified by materiality, materially inaccurate or, in the case of any other representation or warranty, inaccurate in any respect at, or as of any time prior to, the Effective Time in each case without regard to any knowledge qualification; and

        (l) neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

    Section 5.2 ACCESS; CONFIDENTIALITY. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Mergerco, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Mergerco (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws, (b) all interim management reports, financial statements or similar documents or information prepared by the Company, and (c) all other information concerning its business, properties and personnel as Mergerco may reasonably request. Unless otherwise required by law and until the Effective Time, Mergerco will hold and will cause any Representative, as defined in the Confidentiality Agreement, dated April 18, 1997 between the Company and Mergerco to hold any such information which is nonpublic in confidence pursuant to the terms of such Confidentiality Agreement.

    Section 5.3 CONSENTS AND APPROVALS. Each of the Company and Mergerco will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information (except that Mergerco shall have no obligation to share any information filed by it under the HSR Act with the Company other than information relating to its businesses in industries within the same SIC codes as the Company) to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with this Agreement and the transactions contemplated hereby. Each of the Company and Mergerco will, and will cause its Subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Mergerco, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

    (b) The Company and Mergerco shall take all reasonable actions necessary to file as soon as practicable notifications under the HSR Act and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other Governmental Entity in connection with antitrust matters.

    Section 5.4 NO SOLICITATION. Neither the Company nor any of its Subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Mergerco, any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any Subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). The Company will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal (x) if such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Board of Directors of the Company relating to any such transaction which the Board of Directors determines (based upon the advice of independent investment bankers for the Company) represents a superior transaction to the Merger for the shareholders of the Company, and (y) if the Board of Directors of the Company determines, only after receipt of advice from independent legal counsel to the Company and firm, that the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law. The Company shall immediately (in any event within 24 hours) communicate to Mergerco the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

    Section 5.5 BROKERS OR FINDERS. The Company represents, as to itself, its Subsidiaries and its affiliates, that, except as set forth in Section 5.5 of the Company's Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement and the Company agrees to indemnify and hold Mergerco harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the. basis of any act or statement alleged to have been made by the Company or its affiliates. The expenses of the Company in connection with the transactions contemplated by this Agreement, including the fees and expenses of attorneys, accountants, investment bankers, financial advisors or similar agents or reasonable estimates thereof, are set forth in
Section 5.5 of the Company's Disclosure Schedule.

    Section 5.6 ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, legal or otherwise, to consummate and make effective the Merger and the other transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement the proper officers and directors of Mergerco shall use all reasonable efforts to take, or cause to be taken, all such necessary actions.

    Section 5.7 PUBLICITY. The initial press release with respect to the execution of this Agreement shall be a joint press release acceptable to Mergerco and the Company. Thereafter, so long as this Agreement is in effect, neither the Company, Mergerco nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange or trading market.

    Section 5.8 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Mergerco and Mergerco shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company, or Mergerco, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

    Section 5.9 DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION. After the Effective Time the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its Subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Surviving Corporation, such consent not to be unreasonably withheld)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under North Carolina law, such right to include advancement of expenses incurred in the defense of any action or suit; PROVIDED that any determination required to be made with respect to whether such Indemnified Party is entitled to indemnity hereunder (including without limitation whether, with respect to the indemnification of such Indemnified Party by the Surviving Corporation, an Indemnified Party's conduct complies with the standards set forth under the NCBCA), shall be made at the Surviving Corporation's expense by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party; PROVIDED FURTHER, that nothing herein shall impair any rights or obligations of any present or former directors or officers of the Company.

    (b) The Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance covering claims arising from facts or events which occurred before the Effective Time ("D&O Insurance"), for a period of not less than six years after the Effective Date; PROVIDED, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers; PROVIDED, FURTHER, if the existing D&O Insurance expires, is terminated or canceled during such period, the Surviving Corporation will obtain substantially similar D&O Insurance; PROVIDED FURTHER, HOWEVER, that in no event shall the Surviving Corporation be required to pay aggregate annual premiums for insurance under this Section in excess of 150% of the aggregate annual premiums paid by the Company in 1998 on an annualized basis for such purpose and, in the event that the annual premium for insurance required to be obtained hereunder shall exceed such amount, the Surviving Corporation shall maintain as much of such insurance as may be maintained for such amount.

    (c) To the extent permitted by applicable law, the articles of incorporation and the bylaws of the Surviving Corporation for so long as it continues to exist shall contain the provisions with respect to advancement of expenses, indemnification and exculpation from liability set forth in the Articles of Incorporation and Bylaws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors or officers of the Company, unless such modification is required by law.

    (d) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation honor the indemnification obligations set forth in this Section 5.9. The Surviving Corporation shall honor the indemnification provisions of Section 5.9 of the Agreement and Plan of Merger dated December 17, 1996, as amended, by and among the Company, ASI Acquisition Corp. and American Studios, Inc.

    (e) The obligations of the Surviving Corporation under this Section 5.9 shall not be terminated, modified or assigned in such a manner as to adversely affect any director or officer to whom this Section 5.9 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 5.9 applies shall be third-party beneficiaries of this Section 5.9).

    Section 5.10 TAX RETURN FILING AND TAX ELECTIONS. The Company shall, and the Company shall cause each Subsidiary to, prepare, in a manner consistent with past practices, and timely file all Tax Returns required to be filed by the Company and each Subsidiary the due date of which occurs on or before the Closing Date and pay all Taxes due with respect to any such Tax Returns. The Company shall, and the Company shall cause each Subsidiary to, deliver drafts of such Tax Returns to Mergerco for its review no later than 10 business days prior to the date, including extensions, on which such Tax Returns are required to be filed and neither the Company nor any Subsidiary shall unreasonably fail to make any changes to such Tax Returns as Mergerco may request sufficiently in advance of the due date of such Tax Return to permit the making of such change. Except upon the prior written consent of Mergerco, the Company shall not, and the Company shall not permit any Subsidiary to, make any Tax elections on or prior to the Closing Date.

    Section 5.11 COOPERATION. After the date hereof and prior to the Effective Time, the Company shall, and shall cause its management to, cooperate with Jupiter in connection with Jupiter's arranging the financing for the Merger, including (a) providing to Jupiter's financing sources all information reasonably requested by them to complete syndications of their loans, (b) assisting such financing sources upon their reasonable request in the preparation of information memoranda to be used in connection with such syndications and (c) otherwise assisting such financing sources in their syndication efforts, including by making reasonably available officers of the Company and its subsidiaries, as appropriate, at meetings of prospective lenders in various locations. In the event that the Merger is not consummated and Mergerco is not entitled to reimbursement pursuant to Section 8.1 for its Fees and Expenses, Mergerco shall bear the out-of-pocket costs the Company incurred as a result of the cooperation required under this Section 5.11.

    Section 5.1 FINANCING. Mergerco shall use commercially reasonable efforts to consummate the Financing or alternative financing on terms similar to the Financing and no more onerous than the terms of the Financing ("Alternative Financing") .

    Section 5.13 NASDAQ LISTING. Mergerco will not take any action, for at least three years after the Effective Time of the Merger, to cause the Common Stock to be de-listed from the NASDAQ; provided, however, that Mergerco may cause or permit the Common Stock to be de-listed in connection with any transaction (including the Merger) which results in the termination of registration of such securities under Section 12 of the Exchange Act, and provided, further, that nothing in this Section 5.13 shall require the Company to take any affirmative action to prevent the Common Stock from being de-listed by NASDAQ if the Common Stock ceases to meet the applicable listing standards.

    Section 5.14 FEES. The Company shall take reasonable actions to insure that all legal, investment banking, accounting, advisory, consulting, and other third party professional, printing and SEC fees and expenses incurred, paid or accrued by the Company and its Subsidiaries in connection with the negotiation, execution and delivery of this Agreement and the other documents contemplated hereby and the special Meeting shall be reasonable and customary for such a Merger and the contemplated transactions under this Agreement.

    Section 5.15 CONSUMMATION OF THE MERGER. The Company shall use its commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement.

                                   ARTICLE VI
                                   CONDITIONS

    Section 6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER TRANSACTION. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, or Mergerco, as the case may be, to the extent permitted by applicable law:

    (a) STOCKHOLDER APPROVAL. This Agreement shall have been approved and adopted by the requisite vote of the holders of the Shares.

    (b) STATUTES: CONSENTS. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and shall be in effect at the Effective Time;

    (c) INJUNCTIONS. There shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and

    (d) HSR APPROVAL. The applicable waiting period under the HSR Act shall have expired or been terminated.

    Section 6.2 CONDITIONS TO MERGERCO'S OBLIGATION TO EFFECT THE MERGER. The obligation of Mergerco to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Mergerco to the extent permitted by applicable law:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in this Agreement (other than in Section 3.2 and considered without regard to any materiality or material adverse effect qualification) shall be true and correct in all respects in each case when made and on the Closing Date as though made on and as of the Closing Date except at either time to the extent that the failure of such representations and warranties to be true and correct would not have or be reasonably likely to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the consummation of the transactions contemplated hereby or the Company's ability to perform its obligations hereunder in a timely manner. The representations and warranties of the Company set forth in Section 3.2 shall be true and correct in all material respects on and as of the date made and as of the Closing Date. The Company shall have delivered to Mergerco a certificate, dated the Closing Date and signed by the Chief Executive Officer or Chief Operating Officer of the Company, to the foregoing effects.

    (b) COVENANTS. The Company shall have performed or complied in all material respects with all obligations, agreements or covenants required by this Agreement to be performed or complied with by it. The Company shall have delivered to Mergerco a certificate, dated the Closing Date and signed by the Chief Executive Officer or Chief Operating Officer of the Company, to the foregoing effect.

    (c) NO MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no material adverse change in the business, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole. The Company shall have delivered to Mergerco a certificate, dated the Closing Date and signed by the Chief Executive Officer or Chief Financial Officer of the Company, to the foregoing effect.

    (d) LITIGATION. There shall have been no action taken, or statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Entity which directly or indirectly (i) prohibits, or imposes any material limitations on, the Company's ownership or operation (or that of its Subsidiaries or affiliates) of all or a material portion of their businesses or assets, or compels the Company to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, in each case taken as a whole, (ii) prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement, or (iii) otherwise materially adversely affects the business, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; PROVIDED that Mergerco shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted.

    (e) FINANCING. All conditions to the availability of the Financing contemplated by the Commitment Letters shall have been met and such Financing shall be available or Alternative Financing shall be available.

    (f) CONSENTS. All consents and waivers from third parties necessary in connection with the consummation of the Merger shall have been obtained, except to the extent that the failure to obtain such consents and waivers would not, individually or in the aggregate, have a materially adverse effect to the Company as a whole or a material adverse effect on the consummation of the transactions contemplated hereby.

    (g) CODE SECTION 1445 STATEMENT. The Company shall have furnished Mergerco with a statement meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3).

    (h) OPTION CONSENTS. The Company shall have caused the cancellation of all Options as contemplated by Section 2.5 hereof other than Options which Mergerco and the holders thereof agree will remain outstanding and other than Options covering not more than 10,000 Shares.

    (i) DISSENTING SHARES. The number of Dissenting Shares shall constitute no greater than 10% of the total number of Shares outstanding immediately prior to the Effective Time.

    Section 6.3  CONDITIONS TO THE COMPANY'S OBLIGATION TO EFFECT THE
MERGER. The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, to the extent permitted by applicable law:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Mergerco set forth in this Agreement that are qualified as to materiality shall be true, and the representations and warranties of Mergerco set forth in this Agreement that are not so qualified shall be true in all material respects, in either case when made and immediately prior to the Closing Date as though made on or as of the Closing Date, and in each case without giving effect to any knowledge qualifiers contained therein. Mergerco shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or Chief Operating Officer of Mergerco, to the foregoing effect.

    (b) COVENANTS. Mergerco shall have performed or complied with all obligations, agreements or covenant required by this Agreement to be performed or complied with by it. Mergerco shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or Chief Financial Officer of Mergerco, to the foregoing effect.

    (c) LITIGATION. There shall have been no action taken, or statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Entity which directly or indirectly prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement; PROVIDED that the Company shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted.

                                  ARTICLE VII
                                  TERMINATION

    Section 7.1 TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

        (a) By the mutual consent of the Board of Directors of Mergerco and the Board of Directors of the Company.

        (b) By either of the Board of Directors of the Company or the Board of Directors of Mergerco:

            (i) if the Merger shall not have been consummated before October 31, 1998 (the "Termination Date"); provided, that a party that has willfully and materially breached a representation, warranty or covenant set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(b)(i);

            (ii) if, upon a vote at a duly held meeting of the shareholders of the Company or any adjournment thereof, the shareholders of the Company shall not approve the Merger or this Agreement; or

           (iii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

        (c) By the Board of Directors of the Company:

            (i) if, prior to the Effective Time, the Board of Directors of the Company shall have (A) withdrawn, or modified or changed in a manner adverse to Mergerco its approval or recommendation of this Agreement or the Merger in order to permit the Company to execute an agreement in principle or a definitive agreement providing for the acquisition of the Company by merger, consolidation or otherwise, on terms (including the per share consideration) determined by the Board of Directors of the Company (based upon the advice of independent investment bankers for the Company), to be superior for the shareholders of the Company as compared to the terms of the acquisition of the Company contemplated by this Agreement, and (B) determined, only after receipt of advice from independent legal counsel to the Company, that the failure to take such action as set forth in the preceding clause (A) could cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law; or

            (ii) if, prior to the Effective Time, Mergerco breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or breaches its representations and warranties in any material respect, or if any representation or warranty of Mergerco set forth in this Agreement shall have become untrue such that any of the conditions set forth in Section 6.1 or Section 6.3 is reasonably likely to be incapable of being satisfied by the Termination Date (as such date may otherwise be extended by agreement of the parties); PROVIDED, HOWEVER, that the Board of Directors of the Company may terminate this Agreement under this Section 7.1(c)(ii) only if such breach, failure of compliance or untruth, if it is capable of being cured, continues uncured for a period of ten (10) days after receipt by Mergerco of notice thereof from the Company.

        (d) By the Board of Directors of Mergerco:

            (i) if prior to the Effective Time, the Board of Directors of the Company shall have withdrawn, failed to reaffirm or modified or changed in a manner adverse to Mergerco its approval or recommendation of this Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Mergerco or its affiliates (or the Board of Directors of the Company resolves to do any of the foregoing); or

            (ii) if, prior to the Effective Time, the Company breaches or fails to perform or comply with any of its covenants and agreements contained herein or breaches any of its representations or warranties contained herein, or if any representation or warranty of the Company shall have become untrue such that any of the conditions set forth in Section 6.1 and Section 6.2 is reasonably likely to be incapable of being satisfied by the Termination Date (as such date may otherwise be extended by the agreement of the parties); PROVIDED, HOWEVER, that the Board of Directors of Mergerco may terminate this Agreement under this Section 7.1(d)(ii) only if the breach, failure of compliance or untruth referred to herein would have or would be reasonably likely to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on the consummation of the transactions contemplated hereby or the Company's ability to perform its obligations hereunder in a timely manner and, if such breach, failure of compliance or untruth is capable of being cured, the same continues uncured for a period of ten (10) days after receipt by the Company of notice thereof from Mergerco.

    Section 7.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 7. 1, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement, except for the last sentence of Section
5.2 hereof shall forthwith become null and void, and there shall be no liability on the part of Mergerco or the Company except (A) for fraud and (B) as set forth in this Section 7.2 and Section 8.1.

                                  ARTICLE VIII
                                 MISCELLANEOUS

    Section 8.1 FEES AND EXPENSES. (a) Except as otherwise contemplated by this Agreement, including Section 8.1(b) hereof, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

        (b) If (v) the Board of Directors of the Company shall terminate this Agreement pursuant to Section 7.1(c)(i) hereof, (w) the Board of Directors of Mergerco shall terminate this Agreement pursuant to Section 7.1(d)(i) hereof, (x) the Board of Directors of Mergerco shall terminate this Agreement pursuant to Section 7.1(b)(i) hereof and the Company has breached the covenant set forth in Section 5.15, or (y) this Agreement shall be terminated pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) hereof and, in the case of this subclause (y) only, at the time of such termination an Acquisition Proposal or an intention to make an Acquisition Proposal (whether or not such Acquisition Proposal has been made subject to certain contingencies) shall have been made to the Company (whether or not it is pending at the time of such termination) or shall have been publicly announced by any person and, if, in the case of this subclause (y) only, within one year of such termination, the Company or any of its Subsidiaries enters into an agreement relating to an Acquisition Proposal, the Company shall pay to or at the direction of Mergerco (not later than two business days after termination of this Agreement or the execution of the agreement referred to in subclause (y) in the case of subclause (y) above) an amount equal to $6,000,000 and shall promptly assume and pay, or reimburse Mergerco for, all reasonable out-of-pocket fees and expenses (collectively "Fees and Expenses") incurred, or to be incurred, by Mergerco and its affiliates (including the fees and expenses of legal counsel, accountants, financial advisors, other consultants, financial printers and financing sources) in connection with the Merger and the consummation of the transactions contemplated by this Agreement. In the event of any breach or failure set forth in subclause (x) above, such $6,000,000 amount shall be paid by the Company to Mergerco as liquidated damages and not as a penalty. In any such event recovery of such liquidated damages shall be the sole right of Mergerco and payment of such amount shall be the sole liability of the Company. Such amount is being fixed as liquidated damages in any such event by reason of the fact that the actual damages to be suffered by Mergerco are by their nature uncertain and unascertainable with exactness. In any such event, Mergerco shall not seek any money or other judgment against the Company, or any officer, director or shareholder of the Company or against the assets of the Company, and the sole recourse of Mergerco shall be to recover liquidated damages in the foregoing amount.

        (c) If this Agreement is terminated pursuant to Section 7.1(d)(ii) or terminated by the Company at a time after Mergerco has given notice to the Company that Mergerco is (or with notice or lapse of time or both, would be) entitled to terminate this Agreement under Section 7.1(d)(ii), the Company shall promptly assume and pay, or reimburse Mergerco for, all Fees and Expenses.

        (d) If this Agreement is terminated pursuant to Section 7.1(b)(i) or
    Section 7.1(b)(ii) and, at the time of such termination, any person or group of persons (the "Acquiror") has acquired beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% (other than for investment purposes only) (or, in the case of Centennial Partners L.P., 35%) in the aggregate of the outstanding Common Stock of the Company and if, within one year of such termination, the Company or any of its Subsidiaries enters into an agreement relating to an Acquisition Proposal, then the Company shall pay to or at the direction of Mergerco (not later than two business days after the execution of such agreement), an amount equal to $6,000,000.

    Section 8.2 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective boards of directors, at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the shareholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger consideration.

    Section 8.3 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time unless otherwise specified therein.

    Section 8.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

             (a) if to Mergerco or Jupiter, to:

                 Jupiter Partners II L.P.
                30 Rockefeller Plaza, Suite 4525
                New York, New York 10112
                Attention: Mr. John A. Sprague
                Telephone No.: (212) 332-2800
                Fax No.: (212) 332-2828

                 and

                 Paul, Weiss, Rifkind, Wharton & Garrison
                 1285 Avenue of the Americas
                New York, New York 10019-6064
                Attention: Richard S. Borisoff, Esq.
                Telephone No.: (212) 373-3000
                Fax No.: (212) 757-3990

             (b) if to the Company, to:

                 PCA International, Inc.
                815 Matthews-Mint Hill Road
                Matthews, NC 28105
                Attention: John Grosso
                Telephone No.: (704) 847-8011
                Fax No.: (704) 847-1548

                 with a copy to:

                 Schulte Roth & Zabel LLP
                900 Third Avenue
                New York, New York 10022
                Attention: Marc Weingarten, Esq.
                Telephone No.: (212) 756-2000
                Fax No.: (212) 593-5955

    Section 8.5 INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." As used in this Agreement, the term "affiliate(s)" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

    Section 8.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

    Section 8.7 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; RIGHTS OF OWNERSHIP. This Agreement and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.9 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    Section 8.8 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    Section 8.9 GOVERNING LAW. Except to the extent that the laws of the State of North Carolina are mandatorily applicable, this Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

    Section 8.10 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Mergerco may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any of its affiliates. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

    IN WITNESS WHEREOF, Mergerco and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                JUPITER ACQUISITION CORP.

                                By:             /s/ JOHN A. SPRAGUE
                                     -----------------------------------------
                                               Name: John A. Sprague
                                                  Title: President

                                PCA INTERNATIONAL, INC.

                                By:             /s/ JOSEPH H. REICH
                                     -----------------------------------------
                                               Name: Joseph H. Reich
                                            Title: Chairman of the Board

                                                                         ANNEX B

                                              April 20, 1998

Board of Directors
PCA International, Inc.
815 Matthews-Mint Hill Road
Matthews, North Carolina 28105

Ladies and Gentlemen:

    We understand that PCA International, Inc. ("PCA" or the "Company") and Jupiter Acquisition Corp. ("Mergerco"), a corporation formed by Jupiter Partners II L.P. (the "Fund"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") whereby Mergerco will be merged with and into PCA (the "Merger") and PCA will be the surviving corporation. The terms of the Merger will be set forth more fully in the Merger Agreement.

    Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of common stock, par value $.20 per share, of PCA (collectively, the "Shares") (other than Shares held by the Company as treasury stock, Shares owned by Mergerco or a wholly owned subsidiary thereof, and Dissenting Shares (as defined in the Merger Agreement)) will be converted, subject to the Merger Agreement and certain proration and adjustment provisions therein, into either the right to receive $26.50 in cash or the right to retain at the election of the holder thereof one Share. For purposes of this opinion, the term "Consideration" means the aggregate amount of cash to be received and Shares to be retained by holders of Shares in the Merger as set forth in the immediately preceding sentence.

    You have asked us to advise you as to the fairness, from a financial point of view, of the proposed Consideration to be received by the holders of Shares (other than Mergerco and its affiliates) in the Merger. Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations. We have acted as financial advisor to PCA in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent on the consummation of the Merger. In addition, PCA has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. The Chairman of the Board of Directors of PCA is a director of Needham & Company, Inc.

    For purposes of this opinion we have, among other things: (a) reviewed a draft of the Merger Agreement dated April 17, 1998; (b) reviewed certain other documents relating to the Merger; (c) reviewed certain publicly available information concerning PCA and certain other relevant financial and operating data of PCA made available from the internal records of PCA; (d) reviewed the historical stock prices and trading volumes of the Shares; (e) held discussions with members of senior management of the Fund and PCA concerning the current and future business prospects of PCA; (f) reviewed certain financial forecasts and projections prepared by the management of PCA and information relating to certain pro forma effects on the Company's capital structure after the Merger provided by management of the Company and the Fund; (g) compared certain publicly available financial data of companies whose securities are traded in the public markets, which we deemed generally comparable to the business of PCA, to similar data for PCA; (h) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (i) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

    In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that (i) the Merger will be accounted for as a recapitalization under generally accepted accounting principles, (ii) any material liabilities (contingent or otherwise, known or unknown) of PCA are as set forth in the consolidated financial statements of PCA, (iii) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated April 17, 1998, and (iv) the conditions precedent to the Merger will be satisfied and the Merger will be consummated in accordance with the terms of the Agreement. While we have discussed the financial forecasts and the assumptions, estimates and judgments on which they are based with PCA management, with respect to financial forecasts provided to us by the management of PCA, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of PCA management, at the time of preparation, of the future operating and financial performance of PCA. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of PCA. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares (other than Mergerco and its affiliates) in the Merger and does not address PCA's underlying business decision to engage in the Merger. Our opinion does not constitute a recommendation to any shareholder of PCA as to how such shareholder should vote on the proposed Merger or what election such shareholder should make with respect to the retention of such holder's Shares.

    In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company. We are not expressing any opinion as to what the value of Shares will be after consummation of the Merger or the prices at which the Shares will actually trade at any time.

    In the ordinary course of our business, we may actively trade the equity securities of PCA for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of PCA and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares (other than Mergerco and its affiliates) in the Merger is fair to such holders from a financial point of view.

                                Very truly yours,
                                NEEDHAM & COMPANY, INC.

                                            /S/ JOHN C. MICHAELSON
                                 ---------------------------------------------
                                              John C. Michaelson
                                               MANAGING DIRECTOR

                                                                         ANNEX C

           ARTICLE 13 OF THE NORTH CAROLINA BUSINESS CORPORATION ACT
                                  ARTICLE 13.
                              DISSENTER'S RIGHTS.
            PART I. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES.

SECTION 55-13-01. DEFINITIONS.

    In this Article:

    (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

    (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

    (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

    (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

    (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

    (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

    (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SECTION 55-13-02. RIGHT TO DISSENT.

    (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

       (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

       (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

       (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

       (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or
           (vi) changes the corporation into a nonprofit corporation or cooperative organization;

       (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

    (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 recorded shareholders, unless in either case:

       (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

       (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

           a.  Cash;

           b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

           c. A combination of cash and shares as set forth in sub-subdivisions a, and b, of this subdivision.

SECTION 55-13-03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

    (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

    (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

       (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

       (2) He does so with respect to all shares of which he is the beneficial shareholder.

SECTION 55-13-04 TO 55-13-19. RESERVED FOR FUTURE CODIFICATION PURPOSES.

               PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

SECTION 55-13-20. NOTICE OF DISSENTERS' RIGHTS.

    (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

    (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

    (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SECTION 55-13-21. NOTICE OF INTENT TO DEMAND PAYMENT.

    (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

       (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

       (2) Must not vote his shares in favor of the proposed action.

    (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.

SECTION 55-13-22. DISSENTERS' NOTICE.

    (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirement of G.S. 55-13-21.

    (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after approval of the board of directors, of the corporate action creating dissenters' rights under 6.S.55-13-02, and must:

       (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

       (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

       (3) Supply a form for demanding payment;

       (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

       (5) Be accompanied by a copy of this Article.

SECTION 55-13-23. DUTY TO DEMAND PAYMENT.

    (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

    (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

    (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.

SECTION 55-13-24. SHARE RESTRICTION.

    (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

    (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SECTION 55-13-25. PAYMENT.

    (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

    (b) The payment shall be accompanied by:

       (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

       (2) As explanation of how the corporation estimated the fair value of the shares;

       (3) An explanation of how the interest was calculated;

       (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

       (5) A copy of this Article.

SECTION 55-13-26. FAILURE TO TAKE ACTION.

    (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

    (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SECTION 55-13-27. RESERVED FOR FUTURE CODIFICATION PURPOSES.

SECTION 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER OR FAILURE TO PERFORM.

    (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if;

       (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

       (2) The corporation fails to make payment under G.S. 55-13-25; or

       (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

    (b) A dissenter waives his rights to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SECTION 55-13-29. RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3. JUDICIAL APPRAISAL OF SHARES.

SECTION 55-13-30. COURT ACTION.

    (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of
       (i) the date payment is made under G.S. 55-13-28, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (a)(1) Repealed by Session Laws 1997-202, s.4, effective October 1, 1997.

    (b) Reserved for future codification purposes.

    (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    (d) The jurisdiction of the court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

    (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SECTION 55-13-31. COURT COSTS AND COUNSEL FEES.

    (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

    (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amount the court finds equitable;

       (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

       (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

    (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.